EXECUTION VERSION

ARRANGEMENT AGREEMENT

by and between

NORTHWEST ACQUISITIONS ULC

and

DOMINION DIAMOND CORPORATION

Dated as of July 15, 2017

i

ii

SCHEDULES

SCHEDULE A	PLAN OF ARRANGEMENT
SCHEDULE B	ARRANGEMENT RESOLUTION

iii

ARRANGEMENT AGREEMENT

This ARRANGEMENT AGREEMENT, dated as of July 15, 2017 (this “Agreement”), by and between Northwest Acquisitions ULC, an unlimited liability company formed under the laws of British Columbia (the “Purchaser”), and Dominion Diamond Corporation, a corporation existing under the laws of Canada (the “Company”).

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements contained in this Agreement, and intending to be legally bound hereby, the Purchaser and the Company hereby agree as follows:

ARTICLE 1
INTERPRETATION

Section 1.1	Defined Terms

As used in this Agreement, the following terms have the following meanings:

“Aboriginal Agreements” has the meaning ascribed thereto in Section 3.1(1)(z) .

“Aboriginal Claims” means any and all claims (whether or not proven) by any Person to or in respect of: (1) rights, title or interests of any Aboriginal Group by virtue of its status as an Aboriginal Group; (2) treaty rights; (3) Métis rights, title or interests; or (4) specific or comprehensive claims being considered by the Government of Canada; and includes any alleged or proven failure of the Crown to have satisfied, prior to the date hereof, any of its duties to any claimant of any of the foregoing.

“Aboriginal Group” means any Indian band, first nation, Métis community, Inuit group or aboriginal group, tribal council, band council or other aboriginal organization in Canada.

“Acquisition Proposal” means any offer or proposal, written or oral, from any Person or group of Persons (other than the Purchaser or its Representatives) received by the Company or any of its Subsidiaries after the date of this Agreement relating to: (1) any direct or indirect sale or disposition (or any lease, license or other arrangement having the same economic effect as a sale or disposition), in a single transaction or a series of related transactions of assets representing 20% or more of the consolidated assets or contributing 20% or more of the consolidated revenue of the Company and its Subsidiaries; (2) any direct or indirect share purchase, take-over bid, tender offer, exchange offer, treasury issuance or other transaction that, if consummated, would result in a Person or group of Persons beneficially owning 20% or more of the aggregate voting power of the Company; or (3) any plan of arrangement, merger, amalgamation, consolidation, share exchange, business combination, reorganization, recapitalization, or other similar transaction involving the Company pursuant to which such Person or group of Persons (or the equityholders of any Person) would acquire, directly or indirectly, (a) assets representing 20% or more of the consolidated assets or contributing 20% or more of the consolidated revenue of the Company and its Subsidiaries or (b) 20% or more of the aggregate voting power of the Company or of the surviving entity in any plan of arrangement, merger, amalgamation, consolidation, share exchange, business combination, reorganization, recapitalization, or other similar transaction involving the Company or the resulting direct or indirect parent of the Company or such surviving entity, in each case, excluding the Transactions and any transaction involving only the Company and/or one or more of its wholly-owned Subsidiaries.

“Affiliate” has the meaning ascribed thereto in the CBCA.

“Agreement” has the meaning ascribed thereto in the preamble hereto.

“Alternative Acquisition Agreement” has the meaning ascribed thereto in Section 5.4(1) .

“Applicable Anti-Corruption Laws” has the meaning ascribed thereto in Section 4.2(2)(e) .

“Applicable Courts” has the meaning ascribed thereto in Section 8.12(2) .

“Application for Review” has the meaning ascribed thereto in Section 4.4(1)(a)(ii) .

“Archon Royalty Agreement” means the gross production royalty agreement dated as of June 5, 2017 among DDEC, Archon Minerals Ltd., and 1012987 B.C. Ltd. in respect of a royalty interest in the Ekati Buffer Zone.

“Arrangement” means an arrangement under Section 192 of the CBCA on the terms and subject to the conditions set out in the Plan of Arrangement, subject to any amendments or variations to the Plan of Arrangement made in accordance with the terms of this Agreement and the Plan of Arrangement or made at the direction of the Court in the Final Order with the prior written consent of the Company and the Purchaser, each acting reasonably.

“Arrangement Resolution” means the special resolution approving the Plan of Arrangement to be considered at the Company Meeting by Shareholders, substantially in the form set out in Schedule B.

“Articles of Arrangement” means the articles of arrangement of the Company in respect of the Arrangement required by the CBCA to be sent to the Director after the Final Order is made, which shall include the Plan of Arrangement and otherwise be in a form and content satisfactory to the Company and the Purchaser, each acting reasonably.

“Authorization” means with respect to any Person, any order, permit, approval, consent, waiver, licence, registration, qualification, certification or similar authorization of any Governmental Entity having jurisdiction over the Person.

“Board” means the board of directors of the Company as constituted from time to time.

“Board Recommendation” has the meaning ascribed thereto in Section 2.4(2) .

“Bump Transactions” has the meaning ascribed thereto in Section 4.6(3) .

“Business Day” means any day of the year, other than a Saturday, Sunday or any day on which major banks are closed for business in Toronto, Ontario, Calgary, Alberta, Yellowknife, Northwest Territories or New York, New York.

“Cash Shortfall” has the meaning ascribed thereto in Section 4.13(2) .

“CBCA” means the Canada Business Corporations Act.

“Certificate of Arrangement” means the certificate of arrangement to be issued by the Director pursuant to Subsection 192(7) of the CBCA in respect of the Articles of Arrangement.

“Change in Recommendation” has the meaning ascribed thereto in Section 7.1(1)(d)(ii) .

“Closing” has the meaning ascribed thereto in Section 2.7(2) .

“Collective Agreements” means all collective bargaining agreements or union agreements applicable to the Company or any of its Subsidiaries and all related letters, memoranda of understanding or other written communication with bargaining agents for any Company Employees applicable to the Company or any of its Subsidiaries which impose obligations upon the Company or any of its Subsidiaries.

“Commissioner of Competition” means the Commissioner of Competition appointed pursuant to Subsection 7(1) of the Competition Act or his or her designee.

“Company” has the meaning ascribed thereto in the preamble hereto.

“Company Assets” means all of the assets, properties (real or personal), permits, rights, licences, waivers or consents (whether contractual or otherwise) of the Company and its Subsidiaries.

“Company Circular” means the notice of the Company Meeting and accompanying management information circular, including all schedules, appendices and exhibits to, and information incorporated by reference in, such management information circular, to be sent to Shareholders in connection with the Company Meeting, as amended, supplemented or otherwise modified from time to time in accordance with the terms of this Agreement.

“Company Disclosure Letter” means the disclosure letter dated the date of this Agreement and all schedules, exhibits and appendices thereto, delivered by the Company to the Purchaser with this Agreement.

“Company Employees” means the officers and employees of the Company and its Subsidiaries.

“Company Filings” means all documents publicly filed by or on behalf of the Company on SEDAR or EDGAR since February 1, 2015.

“Company Meeting” means the special meeting of Shareholders, including any adjournment or postponement thereof in accordance with the terms of this Agreement, to be called and held in accordance with the Interim Order to consider the Arrangement Resolution.

“Company Options” means, as of any date, options to purchase Shares issued pursuant to the Stock Option Plan and outstanding as of such date.

“Company Related Parties” has the meaning ascribed thereto in Section 4.12(4) .

“Company’s Constating Documents” means the articles of amalgamation and by-laws of the Company and all amendments to such articles or by-laws.

“Competition Act” means the Competition Act (Canada).

“Competition Act Approval” means, in respect of the Transactions, either: (1) the receipt of an advance ruling certificate pursuant to section 102 of the Competition Act in respect of the Transactions; or (2) both of (a) the expiry, waiver or termination of any applicable waiting periods under Part IX of the Competition Act and (b) the Purchaser shall have received a No Action Letter.

“Competition Brief” has the meaning ascribed thereto in Section 4.4(1)(a)(i) .

“Compliant” means, with respect to the Required Financial Information, that the financial statements included in such Required Financial Information: (a) present fairly, in all material respects, the assets, liabilities and financial condition of the Company and its Subsidiaries on a consolidated basis as at the respective dates thereof and the revenues, earnings, results of operations, changes in shareholders’ equity and cash flow of the Company and its Subsidiaries on a consolidated basis for the periods covered thereby (subject in the case of unaudited financial statements to normal, year-end audit adjustments); (b) satisfy the 90 calendar day and 45 calendar day requirements with respect to the audited and unaudited financial statements, respectively, included in the Required Financial Information; (c) would not be deemed stale or otherwise unusable under customary practices for Rule 144A for life offerings, and remain so on each day of the Marketing Period; (d) are sufficient to permit the Company’s independent accountants to deliver customary comfort letters to the Debt Financing Sources at both pricing and settlement of the Debt Financing, including as to customary negative assurances and change period (assuming that pricing occurs no later than the end of the fifteen (15) consecutive Business Day period comprising the Marketing Period and the settlement occurs no later than three (3) Business Days later); and (e) in the case of audited financial statements, such audited financial statements have an audit opinion from such independent accountants (without any qualification, adverse statement or non-customary disclaimer) that has not been withdrawn or otherwise modified, and such independent accountants have not objected to the use of such audit opinion.

“Confidentiality Agreement” means that certain Confidentiality Agreement, dated as of April 28, 2017, between the Company and Washington Corporations.

“Consideration” means $14.25 in cash per Share.

“Contemplated Reorganization Transaction” has the meaning ascribed thereto in Section 4.6(1) .

“Contract” means any agreement, commitment, engagement, contract, licence, lease, note, bond, mortgage, obligation or undertaking (written or oral) to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound or to which any of their respective properties or assets is subject.

“control” has the meanings ascribed thereto in National Instrument 45-106 – Prospectus Exemptions.

“Court” means the Ontario Superior Court of Justice (Commercial List).

“Data Room” means the material contained in the virtual data room established by the Company as at 5:00 p.m. on July 14, 2017.

“DDDLP” means Dominion Diamond Diavik Limited Partnership, a limited partnership established pursuant to the laws of the Northwest Territories, and its successors and permitted assigns.

“DDEC” means Dominion Diamond Ekati Corporation, a corporation amalgamated pursuant to the laws of Canada, and its successors and permitted assigns.

“DDMI” means Diavik Diamond Mines (2012) Inc., a company incorporated under the laws of Canada, and its successors and permitted assigns.

“Debt Commitment Letter” means the executed debt commitment letter from the Debt Financing Sources party thereto to the Purchaser, dated July 15, 2017, as amended, supplemented or replaced in compliance with this Agreement.

“Debt Fee Letter” means the executed debt fee letter from the Debt Financing Sources party thereto to the Purchaser, dated the date hereof, as amended, supplemented or replaced in compliance with this Agreement.

“Debt Financing” means the debt financing contemplated by the Debt Commitment Letter (including any debt securities issued in lieu of the bridge facility committed to be provided under the Debt Commitment Letter).

“Debt Financing Sources” means the Persons that have committed to provide or arrange, or have otherwise entered into agreements in connection with, all or any part of the Debt Financing or alternative debt financings (including any debt securities issued in lieu of any Debt Financing) in connection with the Transactions, including the parties to any joinder agreements, notes or credit agreements entered into pursuant thereto or relating thereto, together with their respective Affiliates and their and their respective Affiliates’ officers, directors, employees, agents and representatives and their respective successors and assigns.

“Depositary” means Computershare Investor Services Inc. or such other Person as the Company and the Purchaser agree in writing to appoint to act as depositary and paying agent in relation to the Arrangement.

“Diavik Diamond Mine” means the diamond mine located approximately 300 kilometres from Yellowknife in the Northwest Territories, Canada, and known as the “Diavik Diamond Mine.”

“Diavik Joint Venture” means the unincorporated joint venture arrangement established pursuant to the Diavik Joint Venture Agreement in relation to the Diavik Diamond Mine.

“Diavik Joint Venture Agreement” means the joint venture agreement dated March 23, 1995 between DDDLP and DDMI originally entered into between Aber Resources Limited and Kennecott Canada Inc. as of March 23, 1995, as amended from time to time, with the current parties thereto being DDDLP and DDMI.

“Diavik Joint Venture Interest” means an undivided 40% beneficial interest in the assets (including property and products derived therefrom) of the Diavik Joint Venture held by the manager of the Diavik Joint Venture for the benefit of the parties to the Diavik Joint Venture Agreement.

“Diavik Leases” means the mining leases constituting the Diavik Diamond Mine and subject to the Diavik Joint Venture Agreement.

“Director” means the Director appointed pursuant to Section 260 of the CBCA.

“Director of Investments” means the Director of Investments appointed under Section 6 of the Investment Canada Act.

“Dissent Rights” means the rights of dissent in respect of the Arrangement described in the Plan of Arrangement.

“DSU Plan” means the Company’s Deferred Share Unit Plan adopted with effect from April 5, 2004 (as amended on September 1, 2010 and July 19, 2013).

“DSUs” means, as of any date, deferred share units as of such date issued under the DSU Plan and outstanding as of such date.

“EDGAR” means the Electronic Data Gathering, Analysis and Retrieval System maintained by the SEC.

“Effect” has the meaning ascribed thereto in the definition “Material Adverse Effect.”

“Effective Date” means the date shown on the Certificate of Arrangement giving effect to the Arrangement.

“Effective Time” has the meaning ascribed thereto in the Plan of Arrangement.

“Ekati Buffer Zone” means the property and assets (including products derived from such property) comprising the Ekati Buffer Zone as described in the technical report entitled “Ekati Diamond Mine, Northwest Territories, Canada, NI-43-101 Technical Report” dated July 31, 2016.

“Ekati Buffer Zone Leases” means the mining leases constituting the Ekati Buffer Zone.

“Ekati Core Zone” means the property and assets (including products derived from such property) that are the subject of the Ekati Core Zone Joint Venture Agreement.

“Ekati Core Zone Joint Venture” means the unincorporated joint venture arrangement established pursuant to the Ekati Core Zone Joint Venture Agreement in relation to the Ekati Core Zone.

“Ekati Core Zone Joint Venture Agreement” means the joint venture agreement titled ‘Northwest Territories Diamonds Joint Venture Agreement – Core Zone Property’ dated April 17, 1997 originally entered into among BHP Diamonds Inc., Dia Met Minerals Ltd., Charles E. Fipke and Dr. Stewart L. Blusson, as amended from time to time, with the current parties thereto being, among others, DDEC and Nor-West Rotors Ltd.

“Ekati Core Zone Joint Venture Interest” means an undivided 88.889% beneficial interest in the Ekati Core Zone held by the operator of the Ekati Core Zone Joint Venture for the benefit of the parties to the Ekati Core Zone Joint Venture Agreement.

“Ekati Core Zone Leases” means the mining leases constituting the Ekati Core Zone and subject to the Ekati Core Zone Joint Venture Agreement.

“Ekati Diamond Mine” means the diamond mine located approximately 310 kilometres from Yellowknife in the Northwest Territories, Canada, and known as the “Ekati Diamond Mine.”

“Employee Plans” means all material written and unwritten health, welfare, supplemental unemployment benefit, bonus, profit sharing, option, stock appreciation, savings, insurance, incentive, incentive compensation, deferred compensation, share purchase, share compensation, disability, pension or supplemental retirement plans and other material employee or director compensation or benefit plans, policies, trusts, funds, agreements or arrangements for the benefit of directors or former directors of the Company or any of its Subsidiaries, Company Employees or former Company Employees, which are maintained by or binding upon the Company or any of its Subsidiaries or in respect of which the Company or any of its Subsidiaries has any actual or potential liability.

“Environmental Laws” means all Laws and agreements with Governmental Entities and all other statutory requirements relating to public health and safety, noise control, pollution, mine closure or reclamation, species at risk or the remediation or protection of the environment or to the generation, production, installation, use, storage, treatment, transportation, Release or threatened Release of Hazardous Substances, including civil responsibility for acts or omissions with respect to the environment, and all Authorizations issued pursuant to such Laws, agreements or other statutory, administrative, judicial or regulatory requirements.

“Equity Commitment Letter” means an equity commitment letter dated July 15, 2017 made by the Equity Financing Source in favour of the Purchaser.

“Equity Financing” means the financing contemplated by the Equity Commitment Letter.

“Equity Financing Source” means Washington Liquid Investments LLC.

“Existing Senior Secured Credit Agreement” means the Senior Secured Credit Agreement dated as of April 7, 2015, as amended by a first amending agreement dated as of May 1, 2017, among the Company, The Bank of Nova Scotia, as administrative agent, The Bank of Nova Scotia, HSBC Bank Canada and The Toronto-Dominion Bank, as co-lead arrangers and joint bookrunners, and the lenders named therein.

“Fairness Opinions” means the opinions of each of the Financial Advisors to the effect that, as of the date of this Agreement, the Consideration to be received by the Shareholders is fair, from a financial point of view, to the Shareholders (other than Purchaser and its Affiliates).

“Final Order” means the final order of the Court in a form acceptable to the Company and the Purchaser, each acting reasonably, approving the Arrangement, as such order may be amended by the Court (with the consent of both the Company and the Purchaser, each acting reasonably) at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended (provided that any such amendment is acceptable to both the Company and the Purchaser, each acting reasonably) on appeal.

“Financial Advisors” means TD Securities Inc. and Morgan Stanley Canada Limited.

“Government Official” means (i) any employee, official or agent of any Governmental Entity; (ii) any person who holds a legislative, administrative or judicial position with any Governmental Entity; or (iii) any official of a political party or candidate for public office.

“Governmental Entity” means (1) any international, multinational, national, federal, provincial, territorial, state, regional, municipal, local or other government, governmental or public body, authority, department, central bank, court, tribunal, arbitral body, commission, commissioner, board, bureau, minister, ministry, governor in council, cabinet, agency or instrumentality, domestic or foreign, (2) any subdivision or authority of any of the above, (3) any quasi-governmental, administrative or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing or (4) any stock exchange or other self-regulatory organization.

“Hazardous Substances” means any element, waste or other substance, whether natural or artificial and whether consisting of gas, liquid, solid or vapour that is prohibited, listed, defined, judicially interpreted, designated or classified as dangerous, hazardous, radioactive, explosive or toxic or a waste, pollutant or a contaminant under or pursuant to any applicable Environmental Laws, and specifically including petroleum and all derivatives thereof or synthetic substitutes therefor and asbestos or asbestos-containing materials or any substance which is deemed under Environmental Laws to be deleterious to natural resources or worker or public health and safety or having a significant adverse effect upon the environment or human life or health.

“ICA Approval” means either (1) receipt by the Purchaser of a notice from the responsible Minister under the Investment Canada Act that the Minister is satisfied that the Transactions are likely to be of net benefit to Canada pursuant to the Investment Canada Act or (2) the time period provided for such notice under the Investment Canada Act shall have expired such that the responsible Minister under the Investment Canada Act shall be deemed pursuant to the Investment Canada Act to have been satisfied that the Transactions are likely to be of net benefit to Canada pursuant to the Investment Canada Act.

“IFRS” means generally accepted accounting principles as set out in the CPA Canada Handbook – Accounting for an entity that prepares its financial statements in accordance with International Financial Reporting Standards as applied by the International Accounting Standards Board, at the relevant time, applied on a consistent basis.

“Indemnified Person” has the meaning ascribed thereto in Section 4.8(2) .

“Interim Order” means the interim order of the Court in a form acceptable to the Company and the Purchaser, each acting reasonably, providing for, among other things, the calling and holding of the Company Meeting, as such order may be amended by the Court with the consent of the Company and the Purchaser, each acting reasonably.

“Investment Canada Act” means the Investment Canada Act.

“Joint Ventures” means, collectively, the joint ventures established pursuant to the Joint Venture Agreements and “Joint Venture” means any one of them as applicable.

“Joint Venture Agreements” means, collectively, the Diavik Joint Venture Agreement and the Ekati Core Zone Joint Venture Agreement and “Joint Venture Agreement” means any one of them as applicable.

“Joint Venture Interests” means, collectively, the Diavik Joint Venture Interest and the Ekati Core Zone Joint Venture Interest and “Joint Venture Interest” means any one of them as applicable.

“Law” means, with respect to any Person, any and all applicable law (statutory, common, equitable or otherwise), constitution, treaty, convention, ordinance, by-law, code, rule, regulation, order, injunction, notice, judgment, award, decree, ruling or other similar requirement, whether domestic or foreign, enacted, adopted, promulgated or applied by a Governmental Entity that is binding upon or applicable to such Person or its business, undertaking, property or securities, and to the extent that they have the force of law, policies, guidelines, notices and protocols of any Governmental Entity, as amended unless expressly specified otherwise.

“Lien” means any mortgage, charge, pledge, encumbrance, hypothec, security interest, prior claim, lien (statutory or otherwise), title retention agreement, reservation, right of occupation, right-of-way or any other encumbrance or charge or title defect of any nature whatsoever, in each case, whether contingent or absolute and whether or not registered or registrable and any agreement, option, right or privilege capable of becoming any of the foregoing.

“Loan Amount” has the meaning ascribed thereto in the Plan of Arrangement.

“Marketing Period” means the first period of fifteen (15) consecutive Business Days (a) commencing immediately following the date on which the Purchaser shall have received the Required Financial Information, and (b) during which such Required Financial Information is and at all times remains Compliant (it being understood, for the avoidance of doubt, that if at any time during the Marketing Period the Required Financial Information provided at the initiation of the Marketing Period ceases to be Compliant, then the Marketing Period shall be deemed not to have commenced until such Required Financial Information is Compliant) and (c) during which the Marketing Period Conditions have been satisfied or are capable of being satisfied as if each such day of the Marketing Period was the Effective Date; provided, that (x) the Marketing Period shall end on any earlier date prior to the expiration of the fifteen (15) consecutive Business Day period described above if the full amount of the Debt Financing is consummated on such earlier date and (y) the Marketing Period shall commence no earlier than the earlier of (i) the date that is 120 days after the date hereof and (ii) the date the condition set forth in Section 6.1(4) has been satisfied; provided, further, that (i) in calculating the Marketing Period, none of November 22, 2017, November 23, 2017, or November 24, 2017, shall constitute Business Days for such purpose and (ii) if the Marketing Period has not ended prior to August 21, 2017, then it will not commence until on or after September 5, 2017, and if the Marketing Period has not ended prior to December 18, 2017, then it will not commence until on or after January 2, 2018. Notwithstanding the foregoing, the Marketing Period shall not commence and shall be deemed not to have commenced if, at any time during or on the first or last day of such fifteen (15) Business Day period, (A) the accounting firm that audited the financial statements contained in the Required Financial Information shall have objected to the use of, shall have withdrawn, or shall otherwise have adversely modified any audit opinion contained in the Required Financial Information, in which case the Marketing Period shall not be deemed to commence unless and until a new audit opinion (without any qualification, adverse statement or non-customary disclaimer) is issued with respect to such financial statements by such accounting firm or another independent accounting firm of recognized national standing in both the United States and Canada or (B) the Company shall have publicly announced an intent to, or determines to, restate any of the financial statements forming part of the Required Financial Information, in which case the Marketing Period shall not commence unless and until such restatement has been completed and the applicable financial statements have been amended and delivered to the Purchaser and are Compliant or the Company has announced that it has concluded, or it has determined, that no restatement shall be required in accordance with IFRS. If the Company shall in good faith reasonably believe it has provided the Required Financial Information and the other criteria applicable to the “Marketing Period” set out in this definition, it may deliver to the Purchaser a written notice to that effect (stating when it believes it completed such delivery), in which case the Marketing Period shall be deemed to have commenced on the date specified in that notice unless the Purchaser in good faith reasonably believes the Company has not completed delivery of the Required Financial Information and, within three (3) Business Days after the delivery of such notice by the Company, delivers a written notice to the Company to that effect (stating with specificity which Required Financial Information the Purchaser reasonably believes the Company has not delivered).

“Marketing Period Conditions” means the conditions set forth in Section 6.1(1), Section 6.1(2), Section 6.1(3), Section 6.2(1), Section 6.2(2), Section 6.2(3) and Section 6.2(6) other than any conditions to the extent they relate to the Required Regulatory Approvals.

“Matching Period” has the meaning ascribed thereto in Section 5.4(1)(d) .

“Material Adverse Effect” means any fact or state of facts, change, event, occurrence, effect or circumstance (each, an “Effect”):

(1)     that, individually or in the aggregate, has or would reasonably be expected to have a material adverse effect on the business, financial condition or results of operations of the Company, its Subsidiaries and the Joint Ventures, taken as a whole, except no Effect, directly or indirectly, arising out of, resulting from or attributable to the following shall constitute or be taken into account, individually or in the aggregate, in determining whether a Material Adverse Effect has occurred or would reasonably be expected to occur:

(a)     conditions generally affecting the mining industry or the diamond mining industry;

(b)     political conditions (including strikes, lockouts, riots or facility takeover for emergency purposes), economic, business, banking, regulatory, currency exchange, interest rate, inflationary conditions or financial, capital or commodity market conditions, in each case whether national or global;

(c)     any act of terrorism or any outbreak of hostilities or declared or undeclared war, or any escalation or worsening of such acts of terrorism, hostilities or war;

(d)     any adoption, proposal, implementation or change in Law;

(e)     any change in applicable generally accepted accounting principles, including IFRS;

(f)     epidemics, pandemics, earthquakes, volcanoes, tsunamis, hurricanes, tornados or other natural disasters or acts of God;

(g)     diamond prices;

(h)     any action taken (or omitted to be taken) by the Company or any of its Subsidiaries which is required to be taken (or omitted to be taken) pursuant to this Agreement or that is requested or consented to by the Purchaser in writing, or the failure to take any action by the Company or its Subsidiaries if that action is prohibited by this Agreement;

(i)     the failure of the Company to meet any internal, published or public projections, forecasts, guidance or estimates, including production, revenues, earnings or cash flows (it being understood that the causes underlying such failure may be taken into account in determining whether a Material Adverse Effect has occurred to the extent such causes are not otherwise excluded from the definition of Material Adverse Effect);

(j)     the execution, announcement or pendency of this Agreement or consummation of the Transactions, the Debt Financing or any Contemplated Reorganization Transaction, including (i) any steps taken pursuant to Section 4.4, Section 4.6 or Section 4.12 or arising as a result of the Debt Financing or any Contemplated Reorganization Transaction, and (ii) any loss or threatened loss of, or adverse change or threatened adverse change in, the relationship of the Company or any of its Subsidiaries or Joint Ventures with any of its current or prospective employees, lenders, suppliers, insurers or sureties;

(k)     any change in (i) the credit rating of the Company or its Subsidiaries or (ii) the market price or trading volume of any securities of the Company or its Subsidiaries (it being understood that the causes underlying such change in credit rating, market price or trading volume may be taken into account in determining whether a Material Adverse Effect has occurred to the extent such causes are not otherwise excluded from the definition of Material Adverse Effect); or

(l)     any breach of this Agreement by the Purchaser;

provided, however, (a) if an Effect referred to in clauses (a) through to and including (f) above, materially and disproportionately adversely effects the Company and its Subsidiaries, taken as a whole, relative to other comparable companies operating in the diamond mining industry, such Effect may be taken into account in determining whether a Material Adverse Effect has occurred or would reasonably be expected to occur, but only to the extent of the disproportionate Effect; and (b) references in certain Sections of this Agreement to dollar amounts are not intended to be, and shall not be deemed to be, illustrative for purposes of determining whether a “Material Adverse Effect” has occurred; or

(2)     that materially impairs, or would reasonably be expected to materially impair, the Company’s ability to perform its obligations under this Agreement or to consummate the Transactions by the Outside Date.

“Material Contract” means any Contract:

(1)     that if terminated or modified or if it ceased to be in effect, would reasonably be expected to have a Material Adverse Effect;

(2)     that is a partnership agreement, limited liability company agreement, joint venture agreement or similar agreement or arrangement, including the Joint Venture Agreements, relating to the formation, creation or operation of any partnership, limited liability company or joint venture in which the Company or any of its Subsidiaries is a partner, member or joint venturer (or other participant) that is material to the Company or the ability of the Company to develop any of its material projects, but excluding any such partnership, limited liability company or joint venture which is a wholly-owned Subsidiary of the Company;

(3)     under which indebtedness for borrowed money in excess of $7,500,000 is or may become outstanding or pursuant to which any property or asset of the Company or its Subsidiaries is mortgaged, pledged or otherwise subject to a Lien securing indebtedness for borrowed money in excess of $7,500,000 or under which the Company or any of its Subsidiaries has guaranteed any liabilities or obligations of a third party in excess of $7,500,000, in each case, other than any such Contract between two or more wholly-owned Subsidiaries of the Company or between the Company and one or more of its wholly-owned Subsidiaries;

(4)     under which the Company or any of its Subsidiaries is obligated to make or expects to receive payments in excess of $7,500,000 over the remaining term;

(5)     that creates an exclusive dealing arrangement or right of first offer or refusal;

(6)     providing for the purchase, sale or exchange of, or option to purchase, sell or exchange, any property or asset where the purchase or sale price or agreed value or fair market value of such property or asset exceeds $15,000,000;

(7)     that is a Collective Agreement;

(8)     that limits or restricts in any material respect (a) the ability of the Company or any Subsidiary to incur indebtedness, to engage in any line of business or carry on business in any geographic area, to compete with any Person, or to engage in any merger, consolidation or other business combination, or (b) the scope of Persons to whom the Company or any of its Subsidiaries may sell products;

(9)     between the Company or any of its Subsidiaries, on the one hand, and any director or executive officer of the Company, on the other hand;

(10)    with Aboriginal Groups listed on Section 3.1(1)(z) of the Company Disclosure Letter other than Contracts for goods or services;

(11)    that is a shareholders agreement, registration rights agreement, voting trust, proxy or similar agreement, arrangement or commitment with respect to any shares or other equity interests of the Company or its Subsidiaries or any other Contract relating to disposition, voting or dividends with respect to any shares or other equity securities of the Company or any of its Subsidiaries other than any such Contract between two or more wholly-owned Subsidiaries of the Company or between the Company and one or more of its wholly-owned Subsidiaries;

(12)    providing for the sale of diamonds representing more than 1% of annual production of the Company or pursuant to which the Company or any of its Subsidiaries could reasonably be expected to receive revenues in excess of $15,000,000 per year;

(13)    providing for indemnification by the Company or its Subsidiaries of another Person, other than Contracts for goods or services, Contracts with directors or officers of the Company or its Subsidiaries in their capacity as such or Contracts which provide for indemnification obligations of less than $15,000,000;

(14)    providing for a royalty, streaming or similar arrangement or economically equivalent arrangement in respect of any of the Mine Properties; or

(15)    that is or would reasonably be expected to be material to the Company and its Subsidiaries on a consolidated basis.

“Merger Control Law” means any competition, merger control, antitrust or similar Law of any jurisdiction.

“Mine Properties” means, collectively, the Diavik Diamond Mine and the Ekati Diamond Mine and “Mine Property” means any one of them as applicable.

“Mineral Rights” has the meaning ascribed thereto in Section 3.1(1)(t)(i) .

“Minimum Cash Balance” has the meaning ascribed thereto in Section 6.2(5) .

“Misrepresentation” has the meaning ascribed thereto in the Securities Act (Ontario).

“Money Laundering Laws” has the meaning ascribed thereto in Section 3.1(1)(ff) .

“NI 43-101” means National Instrument 43-101 – Standards of Disclosure for Mineral Projects.

“No Action Letter” means written confirmation from the Commissioner of Competition that he or she does not, at that time, intend to make an application under Section 92 of the Competition Act in respect of the Transactions.

“NYSE” means the New York Stock Exchange.

“Order” has the meaning ascribed thereto in Section 6.1(3) .

“Ordinary Course” means, with respect to the Company or any of its Subsidiaries, any action that is consistent in nature and scope with the past practices of the Company or such Subsidiary, as applicable, and is taken in the ordinary course of the business of the Company or such Subsidiary, as applicable.

“Outside Date” means the date that is two hundred and ten days after the date of this Agreement, or such later date as may be agreed to in writing by the Parties; provided, that the Company or the Purchaser may extend the Outside Date for up to an additional 30 calendar days on up to two occasions in total if: (a) the Required Regulatory Approvals have not been obtained and have not been denied by a non-appealable decision of a Governmental Entity; or (b) the condition in Section 6.2(3) has not been satisfied or waived, in either case by giving written notice to the other Party to such effect no later than 5:00 p.m. (Toronto time) on the date that is not less than three calendar days prior to the original Outside Date (and any subsequent Outside Date); provided, further, neither the Company nor the Purchaser shall be permitted to extend the Outside Date as a result of the Required Regulatory Approvals having not been obtained if the failure to obtain any of the Required Regulatory Approvals is a result of such Party’s failure to comply with its covenants herein.

“Pension Plans” has the meaning ascribed thereto in Section 3.1(1)(cc)(iii) .

“Parties” means, collectively, the Company and the Purchaser and “Party” means any one of them.

“Permitted Liens” means, as of any particular time and in respect of any Person, each of the following Liens:

(1)     any subsisting restrictions, exceptions, reservations, limitations, provisos and conditions (including royalties, reservation of mines, mineral rights and timber rights, access to navigable waters and similar rights) expressed in any original grant from the Crown or a Governmental Entity and any statutory limitations, exceptions, reservations and qualifications to title or Liens imposed by Law;

(2)     any claim by any Aboriginal Group based on treaty rights, traditional territory or otherwise;

(3)     inchoate or statutory liens for Taxes not at the time overdue;

(4)     permits, reservations, covenants, servitudes, watercourse, rights of water, rights of access or user licenses, easements, rights-of-way and rights in the nature of easements (including, without in any way limiting the generality of the foregoing, licenses, easements, rights-of-way and rights in the nature of easements for railways, sidewalks, public ways, sewers, drains, gas and oil pipelines, steam and water mains or electric light and power, or telephone and telegraph conduits, poles, wires and cables) in favour of any Governmental Entity or utility company in connection with the development, servicing, use or operation of any property;

(5)     each of the following Liens:

(a)     permits, reservations, covenants, servitudes, rights of access or user licenses, easements, rights of way and rights in the nature of easements in favour of any Person (other than those in (4) above);

(b)     any encroachments, title defects or irregularities existing;

(c)     any instrument, easement, charge, caveat, lease, agreement or other document registered or recorded against title to any property so long as same have been complied with in all material respects;

(d)     agreements with any Governmental Entity and any public utilities or private suppliers of services; and

(e)     restrictive covenants, private deed restrictions, and other similar land use control agreements;

in each of (a), (b), (c), (d) and (e), which do not individually or in the aggregate materially detract from the value or materially interfere with the use of the real or immovable property subject thereto;

(6)     Liens granted under, or permitted by, the Existing Senior Secured Credit Agreement (as in effect on the date hereof and excluding any Liens permitted under clauses (q) or (s) of the definition of “Permitted Liens” contained in the Existing Senior Secured Credit Agreement as in effect of the date hereof);

(7)     Liens granted or arising pursuant to the Joint Venture Agreements or pursuant to the Archon Royalty Agreement;

(8)     any Lien disclosed in Section 1.1 of the Company Disclosure Letter; and

(9)      any Lien required or permitted by this Agreement.

“Person” includes any individual, partnership, association, body corporate, organization, trust, estate, trustee, executor, administrator, legal representative, government (including a Governmental Entity), syndicate or other entity, whether or not having legal status.

“Plan of Arrangement” means the plan of arrangement, substantially in the form set out in Schedule A, subject to any amendments or variations to such plan made in accordance with this Agreement and the Plan of Arrangement or made at the direction of the Court in the Final Order with the prior written consent of the Company and the Purchaser, each acting reasonably.

“Purchaser” has the meaning ascribed thereto in the preamble hereto.

“Purchaser Breach Termination” has the meaning ascribed thereto in Section 7.1(1)(c)(i) .

“Purchaser Funding Failure Termination” has the meaning ascribed thereto in Section 7.1(1)(c)(iii) .

“Purchaser Termination Fee” has the meaning ascribed thereto in Section 7.3(5) .

“Purchaser Termination Fee Event” has the meaning ascribed thereto in Section 7.3(5) .

“PSU Plan” means the Company’s 2016 Performance and Restricted Share Unit Plan adopted with effect from April 12, 2016.

“PSUs” means, as of any date, performance share units issued under the PSU Plan and outstanding as of such date.

“Regulatory Approvals” means any consent, waiver, permit, exemption, review, order, decision or approval of, or any registration and filing with, any Governmental Entity, or the expiry, waiver or termination of any waiting period imposed by Law or a Governmental Entity, in each case required in connection with the Arrangement and includes the Required Regulatory Approvals.

“Regulatory Termination Fee” has the meaning ascribed thereto in Section 7.3(3) .

“Regulatory Termination Fee Event” has the meaning ascribed thereto in Section 7.3(3) .

“Related Parties” means, when used with respect to any Person, such Person’s officers, directors, managers, employees, consultants, counsel, accountants, agents, advisors and other representatives.

“Release” has the meaning prescribed in any Environmental Law and includes any sudden, intermittent or gradual release, spill, leak, pumping, addition, pouring, emission, emptying, discharge, migration, injection, escape, leaching, disposal, dumping, deposit, spraying, burial, abandonment, incineration, seepage, placement or introduction of a Hazardous Substance, whether accidental or intentional, into the environment.

“Representatives” means, when used with respect to any Person, such Person’s (and such Person’s Affiliates) directors, officers, employees, consultants, accountants, legal counsel, investment bankers or other financial advisors, agents, other representatives and Affiliates.

“Required Financial Information” means (1) the audited consolidated balance sheets of the Company and its Subsidiaries as at the end of, and related consolidated statements of income (loss), comprehensive (loss) income, cash flows and changes in equity of the Company and its Subsidiaries for, the three most recently completed fiscal years ended at least 90 days prior to the last day of the Marketing Period and (2) an unaudited consolidated balance sheet of the Company and its Subsidiaries as at the end of, and related unaudited consolidated statements of income (loss), comprehensive (loss) income and cash flows of the Company and its Subsidiaries for, each subsequent fiscal quarter and each comparable quarter in the prior fiscal year (other than the fourth fiscal quarter of any fiscal year) of the Company and its consolidated Subsidiaries subsequent to the last fiscal year for which financial statements were delivered pursuant to the preceding clause (1) and ended at least 45 days prior to the last day of the Marketing Period (in the case of this clause (2), without notes), in each case of clause (1) and clause (2), prepared in accordance with IFRS (subject in the case of unaudited financial statements to normal, year-end audit adjustments); provided, however, the Purchaser hereby acknowledges (x) receipt of the financial statements referred to in clause (1) above in respect of the fiscal years ended January 31, 2017, January 31, 2016, and January 31, 2015, and the financial statements referred to in clause (2) above in respect of the fiscal quarter ended April 30, 2017, and (y) that the filing of any required financial statements on SEDAR within the specified time periods by the Company will satisfy the requirements of clauses (1) and (2) of this definition.

“Required Regulatory Approvals” means Competition Act Approval and ICA Approval.

“RSU Plan” means the Company’s Amended and Restated 2010 Restricted Share Unit Plan adopted with effect from July 19, 2013.

“RSUs” means, as of any date, restricted share units issued under the RSU Plan or the PSU Plan, as applicable, and outstanding as of such date.

“SEC” means the United States Securities and Exchange Commission.

“Securities Authority” means the SEC, the Ontario Securities Commission and any other applicable securities commissions or securities regulatory authority of a province or territory of Canada.

“Securities Laws” means the Securities Act (Ontario), the U.S. Securities Act, the U.S. Exchange Act and any other applicable Canadian provincial and territorial and United States federal and state securities Laws, rules and regulations and published policies thereunder.

“Securityholders” means, collectively, the Shareholders, the holders of Company Options, the holders of DSUs, the holders of RSUs and the holders of PSUs, and “Securityholder” means any one of them.

“SEDAR” means the System for Electronic Document Analysis and Retrieval.

“Shareholders” means, as the context requires, either or both of the registered and beneficial holders of the Shares, and “Shareholder” means any one of them.

“Shares” means, as of any date, common shares in the capital of the Company issued and outstanding as of such date.

“Stock Option Plan” means the Company’s Stock Option Plan adopted as of June 12, 2000, as amended.

“Subsidiary” means, with respect to any Person, any other Person controlled by such Person.

“Superior Proposal” means any bona fide written Acquisition Proposal from an arm’s length Person or Persons other than the Purchaser or any Affiliate of the Purchaser or any Person acting jointly or in concert with the Purchaser: (1) to acquire all of the outstanding Shares or all or substantially all of the assets of the Company on a consolidated basis; (2) that did not result from or involve a breach, in any material respect, of Article 5 by the Company; (3) in respect of which the Board (or a committee thereof) determines, in its good faith judgment, after consultation with its financial advisor(s) and outside legal counsel, that it is reasonably capable of being completed without undue delay (taking into account all financial, legal, regulatory and other aspects of such Acquisition Proposal and the Person or group of Persons making such Acquisition Proposal); (4) that is not subject to any financing condition and in respect of which it has been demonstrated to the satisfaction of the Board (or a committee thereof), in its good faith judgment, after receiving the advice of its outside legal counsel and financial advisor(s), that any financing required to complete such Acquisition Proposal is either available or committed and subject to conditions that are reasonably likely to be satisfied; (5) that is not subject to any due diligence or access condition; and (6) in respect of which the Board (or a committee thereof) determines, in its good faith judgment, after consultation with its financial advisor(s), would or would be reasonably likely to, if consummated in accordance with its terms and without assuming away the risk of non-completion or delay, result in a transaction which is more favourable, from a financial point of view, to the Shareholders than the Arrangement (taking into account any amendments to the terms and conditions of the Arrangement proposed by the Purchaser pursuant to Section 5.4(2)) .

“Superior Proposal Notice” has the meaning ascribed thereto in Section 5.4(1)(c) .

“Surety Bonds” has the meaning set out in Section 3.1(1)(o) of the Company Disclosure Letter.

“Surety Indemnity Agreement” means the indemnity agreement entered into between the Company and the issuer of a Surety Bond.

“Tax Act” means the Income Tax Act (Canada).

“Tax Returns” means any and all returns, reports, declarations, elections, notices, forms, designations, filings, and statements (including estimated tax returns and reports, withholding tax returns and reports, and information returns and reports) filed or required to be filed in respect of Taxes.

“Taxes” means (1) any and all taxes, duties, fees, excises, premiums, assessments, imposts, levies and other charges or assessments of any kind whatsoever imposed by any Governmental Entity, whether computed on a separate, consolidated, unitary, combined or other basis, including those levied on, or measured by, or described with respect to, income, gross receipts, profits, gains, windfalls, capital, capital stock, production, recapture, transfer, land transfer, license, gift, occupation, wealth, environment, net worth, indebtedness, surplus, sales, goods and services, harmonized sales, use, value-added, excise, special assessment, stamp, withholding, business, franchising, real or personal property, health, employee health, payroll, workers’ compensation, employment or unemployment, severance, social services, social security, education, utility, surtaxes, customs, import or export, and including all license and registration fees and all employment insurance, health insurance and government pension plan premiums or contributions; (2) all interest, penalties, fines, additions to tax or other additional amounts imposed by any Governmental Entity on or in respect of amounts of the type described in clause (1) above or this clause (2); (3) any liability for the payment of any amounts of the type described in clauses (1) or (2) as a result of being a member of an affiliated, consolidated, combined or unitary group for any period; and (4) any liability for the payment of any amounts of the type described in clauses (1) or (2) as a result of any express or implied obligation to indemnify any other Person or as a result of being a transferee or successor in interest to any party.

“Termination Fee” has the meaning ascribed thereto in Section 7.3(1) .

“Termination Fee Event” has the meaning ascribed thereto in Section 7.3(1) .

“Third Party Beneficiaries” has the meaning ascribed thereto in Section 8.7(1) .

“Transactions” means the transactions contemplated by this Agreement, including the Arrangement but excluding the Contemplated Reorganization Transactions and, except for the purposes of Section 3.2, the Debt Financing.

“Trust” has the meaning ascribed thereto in Section 3.2(1)(k) .

“TSX” means the Toronto Stock Exchange.

“U.S. Exchange Act” means the United States Securities Exchange Act of 1934.

“U.S. Securities Act” means the United States Securities Act of 1933.

“Willful Breach” means, with respect to any representation, warranty, agreement or covenant in this Agreement, a deliberate action or omission (including a failure to cure circumstances) that is or would reasonably be expected to result in a material breach of such representation, warranty, agreement or covenant, it being understood that such term shall include, in any event, the failure to consummate the Closing when required to do so by this Agreement.

Section 1.2	Certain Rules of Interpretation

In this Agreement, unless otherwise specified:

(1)     Headings, etc. The provision of a Table of Contents, the division of this Agreement into Articles and Sections and the insertion of headings are for convenient reference only and do not affect the construction or interpretation of this Agreement. Unless stated otherwise, the word “Article,” “Section” and “Schedule” followed by a number or letter mean and refer to the specified Article or Section of or Schedule to this Agreement.

(2)     Currency. All references to dollars or to $ are references to United States dollars, unless specified otherwise.

(3)     Gender and Number. Any reference to gender includes all genders. Words importing the singular number only include the plural and vice versa.

(4)     Certain Words and Phrases, etc. Wherever the word “including”, “includes” or “include” is used in this Agreement, it shall be deemed to be followed by the words “without limitation”. The word “or” shall be disjunctive but not exclusive. The phrase “the aggregate of”, “the total of”, “the sum of” or a phrase of similar meaning means “the aggregate (or total or sum), without duplication, of.” The term “Agreement” and any reference in this Agreement to this Agreement, includes, and is a reference to, this Agreement as it may have been, or may from time to time be, amended, restated, replaced, supplemented or novated in accordance with its terms and includes all schedules to it. References herein to a Person in a particular capacity or capacities shall exclude such Person in any other capacity. The term “made available” means (a) copies of the subject materials were included in the Data Room, or (b) the subject material was listed in the Company Disclosure Letter or referred to in the Data Room and copies were provided to the Purchaser by the Company.

(5)     Capitalized Terms. All capitalized terms used in any Schedule or in the Company Disclosure Letter have the meanings ascribed to them in this Agreement.

(6)     Knowledge. Where any representation or warranty is expressly qualified by reference to the knowledge of the Company, it is deemed to refer to the actual knowledge, after reasonable inquiry, of each of Brendan Bell, Matthew Quinlan, Jim Pounds, Chantal Lavoie and Elliot Holland. Where any representation or warranty is expressly qualified by reference to knowledge of the Purchaser, it is deemed to refer to the actual knowledge, after reasonable inquiry, of Larry Simkins and Eloise Jergeson.

(7)     Subsidiary. For greater certainty, DDMI is not a Subsidiary of the Company for the purposes of this Agreement and no action taken by DDMI or its Affiliates on or after the date hereof shall be considered to result in a breach of the Company’s representations, warranties or covenants contained in this Agreement or shall be considered in determining whether any condition in Section 6.2 has been satisfied.

(8)     Accounting Terms. All accounting terms are to be interpreted in accordance with IFRS and all determinations of an accounting nature in respect of the Company required to be made shall be made in a manner consistent with IFRS.

(9)     Law; Contracts. Any reference to a Law refers to such Law and all rules, resolutions and regulations made under it, as it or they may have been or may from time to time be amended or re-enacted, unless stated otherwise. Any reference to a Contract refers to such Contract as it or they may have been or may from time to time be amended or re-enacted in accordance with its terms (including any waiver thereto), unless stated otherwise.

(10)    Computation of Time. A period of time is to be computed as beginning on the day following the event that began the period and ending at 4:30 p.m. on the last day of the period, if the last day of the period is a Business Day, or at 4:30 p.m. on the next Business Day if the last day of the period is not a Business Day. If the date on which any action is required or permitted to be taken under this Agreement by a Person is not a Business Day, such action shall be required or permitted to be taken on the next succeeding day which is a Business Day.

(11)    Time References. References to time are to local time, Toronto, Ontario.

(12)    Schedules. The schedules attached to this Agreement and the Company Disclosure Letter form an integral part of this Agreement.

ARTICLE 2
THE ARRANGEMENT

Section 2.1	Arrangement

The Parties agree that the Arrangement will be implemented in accordance with and subject to the terms and conditions of this Agreement and the Plan of Arrangement.

Section 2.2	Interim Order

As soon as reasonably practicable after the date of this Agreement, the Company shall apply in a manner acceptable to the Purchaser, acting reasonably, pursuant to Section 192 of the CBCA and, in cooperation with the Purchaser, prepare, file and diligently pursue an application for the Interim Order, which must provide, among other things:

(1)     for the classes of persons to whom notice is to be provided in respect of the Arrangement and the Company Meeting and for the manner in which such notice is to be provided;

(2)     that the required level of approval for the Arrangement Resolution shall be two-thirds of the votes cast on such resolution by Shareholders present in person or represented by proxy at the Company Meeting;

(3)     that, in all other respects, the terms, restrictions and conditions of the Company’s Constating Documents, including quorum requirements and all other matters, shall apply in respect of the Company Meeting;

(4)     for the grant of Dissent Rights to those Shareholders who are registered Shareholders as contemplated in the Plan of Arrangement;

(5)     for the notice requirements with respect to the presentation of the application to the Court for the Final Order;

(6)     that the Company Meeting may be adjourned or postponed from time to time by the Company in accordance with the terms of this Agreement without the need for additional approval of the Court;

(7)     confirmation of the record date for the purposes of determining the Shareholders entitled to notice of and to vote at the Company Meeting;

(8)     that the record date for the Shareholders entitled to notice of and to vote at the Company Meeting will not change in respect of any adjournment(s) or postponement(s) of the Company Meeting, unless required by Law; and

(9)     for such other matters as the Purchaser may reasonably require, subject to obtaining the prior consent of the Company, such consent not to be unreasonably withheld, conditioned or delayed.

Section 2.3	The Company Meeting

The Company shall:

(1)     convene and conduct the Company Meeting in accordance with the Interim Order, the Company’s Constating Documents and Law as soon as reasonably practicable (and the Company will use its commercially reasonable efforts to do so on or before the date which is 70 days after the date of this Agreement) and not adjourn, postpone or cancel (or propose the adjournment, postponement or cancellation of) the Company Meeting without the prior written consent of the Purchaser, except: (a) as required or permitted under Section 5.4(5); (b) as required for quorum purposes (in which case, the Company Meeting shall be adjourned and not cancelled); (c) as required by Law or by a Governmental Entity; or (d) for adjournments for not more than ten (10) Business Days in the aggregate for the purposes of soliciting proxies if necessary to obtain the requisite approval of the Arrangement Resolution and against any resolution submitted by any Person that is inconsistent with the Arrangement Resolution;

(2)     subject to the terms of this Agreement, solicit proxies in favour of the approval of the Arrangement Resolution and against any resolution submitted by any Person that is inconsistent with the Arrangement Resolution and the completion of any of the Transactions, including at the Company’s discretion or if so requested by the Purchaser, at the Purchaser’s expense, using proxy solicitation services firms to solicit proxies in favour of the approval of the Arrangement Resolution;

(3)      provide the Purchaser with copies of or access to information regarding the Company Meeting generated by any proxy solicitation services firm retained by the Company, as requested from time to time by the Purchaser;

(4)     consult with the Purchaser in fixing the date of the Company Meeting and the record date of the Company Meeting and give notice to the Purchaser of the Company Meeting and allow the Purchaser’s Representatives to attend the Company Meeting;

(5)     promptly advise the Purchaser, at such times as the Purchaser may reasonably request and at least on a daily basis on each of the last ten (10) Business Days prior to the date of the Company Meeting, as to the aggregate tally of the proxies received by the Company in respect of the Arrangement Resolution;

(6)     promptly advise the Purchaser of any communication (written or oral) from or claims brought by (or threatened to be brought by) any Shareholder in opposition to the Arrangement and any communication related to, or purported exercise or withdrawal of, Dissent Rights by Shareholders and the Company shall not settle or agree to settle any such claims or Dissent Rights without the prior written consent of the Purchaser, such consent not to be unreasonably withheld, conditioned or delayed; and

(7)     not change the record date for the Shareholders entitled to vote at the Company Meeting in connection with any adjournment or postponement of the Company Meeting unless required by Law or the Purchaser’s prior written consent is provided.

Section 2.4	The Company Circular

(1)     Subject to the Purchaser’s compliance with Section 2.4(4), the Company shall promptly prepare and complete the Company Circular together with any other documents required by Law in connection with the Company Meeting and the Arrangement, and the Company shall, after obtaining the Interim Order, cause the Company Circular and such other documents to be filed and sent to each Shareholder and other Persons as required by the Interim Order and Law, in each case using commercially reasonable efforts so as to permit the Company Meeting to be held by the date specified in Section 2.3.

(2)     The Company shall ensure that the Company Circular complies in all material respects with the Interim Order and Law, does not contain any Misrepresentation (provided that the Company shall not be responsible for the accuracy of any information furnished by the Purchaser pursuant to Section 2.4(4)) and, in the judgment of the Board, provides Shareholders with sufficient information to permit them to form a reasoned judgement concerning the matters to be placed before the Company Meeting. Without limiting the generality of the foregoing, the Company Circular must include: (a) a copy of each of the Fairness Opinions; (b) a statement that the Board has determined unanimously that the Arrangement is in the best interests of the Company and recommends that Shareholders vote in favour of the Arrangement Resolution (the “Board Recommendation”); and (c) a statement that each director of the Company intends to vote all such individual’s Shares in favour of the Arrangement Resolution.

(3)     The Company shall give the Purchaser and its legal counsel a reasonable opportunity to review and comment on drafts of the Company Circular and other related documents, and shall give reasonable consideration to any comments made by the Purchaser and its legal counsel, and agrees that all information relating solely to the Purchaser included in the Company Circular must be in a form and content satisfactory to the Purchaser, acting reasonably.

(4)     The Purchaser shall provide in writing to the Company, on a timely basis, all necessary information concerning the Purchaser and its Affiliates that is required by Law to be included in the Company Circular, which information shall not contain any Misrepresentation.

(5)     Each Party shall promptly notify the other Party if it becomes aware that the Company Circular contains a Misrepresentation, or otherwise requires an amendment or supplement. The Parties shall co-operate in the preparation of any such amendment or supplement as required or appropriate, and the Company shall promptly mail, file or otherwise publicly disseminate any such amendment or supplement to those persons to whom the Company Circular was sent pursuant to Section 2.4(1) and, if required by the Court or by Law, file the same with the Securities Authorities or any other Governmental Entity.

Section 2.5	Final Order

If the Interim Order is obtained and the Arrangement Resolution is passed at the Company Meeting as provided for in the Interim Order, the Company shall take all steps necessary or desirable to submit the Arrangement to the Court and diligently pursue an application for the Final Order pursuant to Section 192 of the CBCA, as soon as reasonably practicable, but in any event not later than three (3) Business Days after the Arrangement Resolution is passed at the Company Meeting.

Section 2.6	Court Proceedings

In connection with all Court proceedings relating to obtaining the Interim Order and the Final Order, the Company shall diligently pursue, and the Company and the Purchaser will cooperate with each other in diligently pursuing, the Interim Order and the Final Order, and the Company will provide the Purchaser and its legal counsel with reasonable opportunity to review and comment upon drafts of all materials to be filed with the Court in connection with the Arrangement, prior to the service and filing of such materials, and will give reasonable consideration to the comments of the Purchaser and its legal counsel on such materials. The Company will ensure that all material filed with the Court in connection with the Arrangement is consistent in all material respects with the terms of this Agreement and the Plan of Arrangement.

In addition, the Company will not object to legal counsel to the Purchaser making such submissions in support of the application for the Interim Order and the application for the Final Order as such counsel considers appropriate, acting reasonably, provided the Purchaser advises the Company of the nature of such submissions prior to the application and such submissions are consistent with this Agreement and the Plan of Arrangement. The Company will also provide legal counsel to the Purchaser, on a timely basis, with copies of any notice and evidence served on the Company or its legal counsel in respect of the application for the Final Order or any appeal therefrom, and any notice, written or oral, indicating the intention of any Person to appeal, or oppose the granting of, the Interim Order or Final Order. Subject to Law, the Company will not file any material with, or make any submissions to, the Court in connection with the Arrangement or serve any such material, and will not agree to modify or amend materials so filed or served, except as contemplated hereby or with the Purchaser’s prior written consent, such consent not be unreasonably withheld, conditioned or delayed; provided that nothing herein shall require the Purchaser to agree or consent to any increased Consideration or other modification or amendment to such filed or served materials that expands or increases the Purchaser’s obligations, or diminishes or limits the Purchaser’s rights, set forth in any such filed or served materials or under this Agreement.

Section 2.7	Articles of Arrangement and Effective Date

(1)     The Articles of Arrangement shall implement the Plan of Arrangement. The Articles of Arrangement shall include the Plan of Arrangement.

(2)     Unless another time or date is agreed to in writing by the Parties, the completion of the Arrangement (the “Closing”) will take place on the fifth Business Day after the satisfaction, or where not prohibited, the waiver by the applicable Party or Parties in whose favour the condition is, of the conditions set out in Article 6 (excluding conditions that, by their terms, are to be satisfied on the Effective Date, but subject to the satisfaction, or where not prohibited, the waiver by the applicable Party or Parties in whose favour the condition is, of those conditions as of the Effective Date) by electronic means; provided that, if the Marketing Period has not ended at the time of the satisfaction or waiver of the conditions set out in Article 6 (excluding conditions that, by their terms, are to be satisfied on the Effective Date, but subject to the satisfaction, or where not prohibited, the waiver by the applicable Party or Parties in whose favour the condition is, of those conditions as of the Effective Date), then, subject to the continued satisfaction or waiver of the conditions set out in Article 6 at such time, the Closing will take place instead on the earliest of (a) any Business Day during the Marketing Period as may be specified by the Purchaser in writing on no less than two (2) Business Days’ prior notice to the Company and (b) the second Business Day after the final day of the Marketing Period. The Company shall send the Articles of Arrangement to the Director on the day of Closing.

Section 2.8	Payment of Consideration

(1)     The Purchaser shall, by no later than the Closing and in any event prior to the sending by the Company of the Articles of Arrangement to the Director in accordance with Section 2.7(2), deposit or cause to be deposited with the Depositary sufficient and immediately available funds to be held in escrow (the terms and conditions of such escrow to be satisfactory to the Company and the Purchaser, each acting reasonably) in an amount equal to the aggregate amount necessary to satisfy the payments in respect of the Shares required by Section 2.3(h) of the Plan of Arrangement, plus an amount per Share in respect of which Dissent Rights have been exercised equal to the Consideration, less the Loan Amount.

(2)     On the date of funding referred to in Section 2.8(1), the Company shall deposit or cause to be deposited an amount equal to the Loan Amount (as defined in the Plan of Arrangement) with the Depositary to be held in escrow (the terms and conditions of such escrow to be satisfactory to the Company and the Purchaser, each acting reasonably) in order to complete the step described in Section 2.3(f) of the Plan of Arrangement.

Section 2.9	Adjustment to Consideration for Dividends

If, on or after the date of this Agreement and prior to the Effective Date, the Company sets a record date for any dividend or other distribution on the Shares that is prior to the Effective Date, then: (1) to the extent that the amount of such dividends or distributions per Share does not exceed the Consideration, the Consideration shall be reduced by the amount of such dividends or distributions; and (2) to the extent that the amount of such dividends or distributions per Share exceeds the Consideration, such excess amount shall not be remitted to any holder of Shares and, in such case, shall be deemed to have been contributed to the Company by the holder of such Shares and shall be placed in escrow for the account of the Company.

Section 2.10	Withholding Taxes

The Purchaser, the Company and the Depositary, as applicable, shall be entitled to deduct and withhold from any amount otherwise payable or otherwise deliverable to any Securityholders or, if a Termination Fee Event occurs, payable to the Purchaser, under the Plan of Arrangement or this Agreement such amounts as the Purchaser, the Company or the Depositary, as applicable, determines, acting reasonably, are required to be deducted or withheld from such amount otherwise payable or otherwise deliverable under any provision of any Laws in respect of Taxes. Any such amounts will be deducted or withheld and remitted from the amount otherwise payable or otherwise deliverable pursuant to the Plan of Arrangement or this Agreement and shall be treated for all purposes under this Agreement as having been paid or delivered to the Person in respect of which such deduction or withholding was made; provided that such deducted or withheld amounts are actually remitted to the appropriate Governmental Entity.

Section 2.11	List of Shareholders

At the request of the Purchaser from time to time, the Company shall, as soon as reasonably practicable, provide the Purchaser with a list of the registered Shareholders, together with their addresses and respective holdings of Shares, with a list of the names and addresses and holdings of all Persons having rights issued by the Company to acquire Shares (including holders of Company Options) and a list of non-objecting beneficial owners of Shares, together with their addresses and respective holdings of Shares, all as of a date that is as close as reasonably practicable prior to the date of delivery of such lists. The Company shall from time to time require that its registrar and transfer agent furnish the Purchaser with such additional information, including updated or additional lists of Shareholders and lists of holdings and other assistance as the Purchaser may reasonably request.

Section 2.12	Incentive Plan Matters

(1)     The Parties acknowledge that the outstanding Company Options under the Stock Option Plan, the outstanding DSUs under the DSU Plan, the outstanding RSUs under the RSU Plan and the outstanding PSUs under the PSU Plan shall be treated in accordance with the provisions of the Plan of Arrangement.

(2)     The Parties acknowledge that no deduction will be claimed by the Company or any Person not dealing at arm’s length with the Company in respect of any payment made to a holder of Company Options in respect of the Company Options (including in respect of the transfer of Company Options under the Plan of Arrangement) who is a resident of Canada or who is employed in Canada (all within the meaning of the Tax Act), in computing the Company’s, or any Person not dealing at arm’s length with the Company’s taxable income under the Tax Act and the Purchaser shall cause the Company to: (a) where applicable, make an election pursuant to subsection 110(1.1) of the Tax Act in respect of the payments made in exchange for the surrender, transfer or cancellation of Company Options; and (b) provide evidence in writing of such election to holders of Company Options, it being understood that holders of Company Options will be entitled to claim any deductions available to such persons pursuant to the Tax Act in respect of the calculation of any benefit arising from the surrender of Company Options.

ARTICLE 3
REPRESENTATIONS AND WARRANTIES

Section 3.1	Representations and Warranties of the Company

(1)     Except as set forth in the Company Disclosure Letter (it being understood and agreed that, whether or not an explicit cross-reference appears, any information, item or matter set forth in one subsection of Section 3.1 of the Company Disclosure Letter shall be deemed disclosure with respect to, and shall be deemed to apply to and qualify, the subsection of Section 3.1 of this Agreement to which it corresponds in number and each other subsection of Section 3.1 of this Agreement to the extent that it is reasonably apparent on the face of such disclosure that such disclosure is relevant to such other section or subsection unless otherwise indicated), the Company represents and warrants to the Purchaser that:

(a)     Organization and Qualification. The Company is a corporation duly incorporated and validly subsisting under the Canada Business Corporations Act. The Company has the requisite power and capacity to own, lease, license and operate its assets and properties and conduct its business as now conducted and, except as would not, individually or in the aggregate, be materially adverse to the Company, is duly registered to carry on business and is in good standing in each jurisdiction in which the character of its assets and properties, owned, leased, licensed or operated by it, or the nature of its activities, make such registration necessary.

(b)     Corporate Authorization. The Company has the requisite corporate power and authority to enter into this Agreement and (subject to obtaining the approval of the Arrangement Resolution in the manner required by the Interim Order and Law and approval of the Arrangement by the Court) to perform its obligations under this Agreement and to complete the transactions contemplated by this Agreement. The execution, delivery and performance by the Company of its obligations under this Agreement and the consummation by the Company of the Transactions have been duly authorized by the Board, and no other corporate proceedings on the part of the Company are necessary to authorize the execution and delivery by it of this Agreement or the consummation of the Arrangement other than approval by the Board of the Company Circular, approval of the Arrangement Resolution in the manner required by the Interim Order and Law and approval of the Arrangement by the Court.

(c)     Execution and Binding Obligation. This Agreement has been duly executed and delivered by the Company, and constitutes a legal, valid and binding agreement of the Company enforceable against it in accordance with its terms, subject only to any limitation under bankruptcy, insolvency or other Laws affecting the enforcement of creditors’ rights generally and the discretion that a court may exercise in the granting of equitable remedies such as specific performance and injunction.

(d)     Governmental Authorization. The execution, delivery and performance by the Company of its obligations under this Agreement and the consummation of the Transactions do not require any Authorization or other action by or in respect of, or filing with, or notification to, any Governmental Entity by the Company or by any of its Subsidiaries other than: (i) the Interim Order and any filings required in order to obtain, and approvals required by, the Interim Order; (ii) the Final Order, and any filings required in order to obtain, and approvals required by, the Final Order; (iii) filings with the Director under the CBCA; (iv) filings with the Securities Authorities, the TSX or the NYSE; (v) the Required Regulatory Approvals and (vi) any Authorizations which, if not obtained, or any other actions by or in respect of, or filings with, or notifications to, any Governmental Entity which, if not taken or made, would not, individually or in the aggregate, have a Material Adverse Effect.

(e)     Non-Contravention. The execution, delivery and performance by the Company of its obligations under this Agreement and the consummation of the Transactions do not and will not:

(i)     contravene, conflict with, or result in any violation or breach of, or trigger any right of first refusal or first offer, pre-emptive rights or change in control provision in, the Company’s Constating Documents, the organizational documents of any of its Subsidiaries or any Joint Venture Agreement;

 (ii)    assuming compliance with the matters referred to in Section 3.1(1)(d) above, contravene, conflict with or result in a violation or breach of any Law applicable to the Company, any of its Subsidiaries or any of their respective properties or assets;

(iii)   require any consent or approval or other action by, or notice to, any Person under, constitute a default, or an event that, with or without notice or lapse of time or both, would constitute a default under, or cause or permit the termination, cancellation, acceleration or other change of any right or obligation or the loss of any benefit to which the Company or any of its Subsidiaries is entitled (including by triggering any rights of first refusal or first offer, pre-emptive rights, change in control provision or other restriction or limitation) under any Material Contract or any material Authorization to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound; or

(iv)   result in the creation or imposition of any Lien upon any of the properties or assets of the Company or its Subsidiaries; except, in the case of each of Section 3.1(1)(e)(ii) through (iv), as would not, individually or in the aggregate, have a Material Adverse Effect.

(f)     Capitalization.

(i)     The authorized capital of the Company consists of an unlimited number of common shares. As of the close of business on the date immediately prior to the date of this Agreement, there were 81,938,356 Shares issued and outstanding. All outstanding Shares have been duly authorized and validly issued, are fully paid and non-assessable. Except for the Shares, there are no other shares of any class or series in the capital of the Company authorized or outstanding.

(ii)    As of the close of business on the date immediately prior to the date of this Agreement, there were Company Options outstanding exercisable for 800,992 Shares in accordance with the terms of such outstanding Company Options. Section 3.1(1)(f)(ii) of the Company Disclosure Letter contains a list of the Company Options issued and outstanding as of the close of business on the date immediately prior to the date of this Agreement, with details regarding the exercise price, whether such Company Options are vested or unvested and the number of participants to whom such Company Options have been granted. The Stock Option Plan and the issuance of securities under such plan (including all outstanding Company Options) have been duly authorized by the Board in compliance with Law and the terms of the Stock Option Plan. All of the Shares issuable upon the exercise of the Company Options have been duly authorized and, upon issuance in accordance with their respective terms, will be validly issued as fully paid and non-assessable and are not and will not be subject to or issued in violation of, any pre-emptive rights.

(iii)   As of the close of business on the date immediately prior to the date of this Agreement, there were 75,462.504951 DSUs outstanding, 430,851.055600 RSUs outstanding and 211,000.908399 PSUs outstanding. Section 3.1(1)(f)(iii) of the Company Disclosure Letter contains a complete and accurate list of all RSUs, PSUs and DSUs issued and outstanding as of the close of business on the date immediately prior to the date of this Agreement, including, with respect to each such RSU, PSU and DSU, a unique identifier for the holder, the date of grant, the vesting schedule and the market price at the time of grant.

(iv)   Except for the rights under the Stock Option Plan, including outstanding Company Options, the rights under the RSU Plan, including outstanding RSUs, the rights under the DSU Plan, including the outstanding DSUs, and the rights under the PSU Plan, including the outstanding PSUs, there are no issued, outstanding or authorized:

(A)     options, equity-based awards, warrants, calls, conversion, pre-emptive, redemption, repurchase, stock appreciation or other rights, or any other agreements, arrangements, instruments or commitments of any kind to which the Company or any of its Subsidiaries are a party that obligate the Company or any of its Subsidiaries to, directly or indirectly, issue, sell or transfer any securities of the Company or of any of its Subsidiaries or issue, sell or transfer any securities convertible into, or exchangeable or exercisable for, or otherwise evidencing a right to acquire, any securities of the Company or any of its Subsidiaries, or give any Person a right to subscribe for or acquire, any securities of the Company or of any of its Subsidiaries;

(B)     obligations of the Company or of any of its Subsidiaries to repurchase, redeem or otherwise acquire any securities of the Company or of any of its Subsidiaries; or

(C)     notes, bonds, debentures or other evidences of indebtedness of any kind that give any Person, directly or indirectly, the right to vote with holders of Shares on any matter.

(g)     Subsidiaries and DDMI.

(i)     Except as would not, individually or in the aggregate, have a Material Adverse Effect, each of the Company’s Subsidiaries and, to the knowledge of the Company, DDMI is a corporation or other entity duly incorporated or organized, as applicable, and validly existing under the laws of the jurisdiction of its incorporation, organization or formation, as applicable, and has the requisite power and capacity to own, lease, license and operate its assets and properties and conduct its business as now conducted and is duly registered to carry on business and is in good standing in each jurisdiction in which the character of its assets and properties, owned, leased, licensed or operated by it, or the nature of its activities, make such registration necessary.

(ii)    Section 3.1(1)(g) of the Company Disclosure Letter sets out, with respect to each Subsidiary of the Company as of the date hereof: (A) its name; (B) the percentage owned directly or indirectly by the Company and the percentage owned by registered holders of capital stock or other equity interests if other than the Company and its Subsidiaries; and (C) its jurisdiction of incorporation, organization or formation.

(iii)   The Company is, directly or indirectly, the registered and beneficial owner of all of the outstanding common shares or other equity interests as reflected as being owned by the Company in Section 3.1(1)(g) of the Company Disclosure Letter, directly or indirectly, of each of its Subsidiaries, free and clear of any Liens, other than Permitted Liens, all such shares or other equity interests so owned by the Company have been validly issued and are fully paid and non-assessable, as the case may be, and no such shares or other equity interests have been issued in violation of any pre-emptive or similar rights. Except for the shares or other equity interests owned by the Company, directly or indirectly, in any Subsidiary, and except as set forth in Section 3.1(1)(g) of the Company Disclosure Letter neither the Company nor any Subsidiary owns, beneficially or of record, any equity interests of any kind in any other Person as of the date hereof.

(h)     Securities Law Matters. The Company is a “reporting issuer” in each of the provinces and territories of Canada and is not on the list of reporting issuers in default under the Securities Laws of such provinces or territories. The Shares are listed for trading on the TSX and NYSE and are not listed for trading on any other securities exchange as a result of any application made by the Company. The Company is not subject to any continuous or periodic or other disclosure requirements under any securities Laws other than the Securities Laws of the provinces and territories of Canada and the U.S. Exchange Act. None of the Company’s Subsidiaries are subject to any continuous or periodic, or other disclosure requirements under any securities Laws. The Company is not in default of any material requirements of any Securities Laws or the rules and regulations of the TSX or the NYSE. The Company has not taken any action to cease to be a reporting issuer in any province or territory of Canada nor has the Company received notification from any Securities Authority seeking to revoke the reporting issuer status of the Company. No delisting, suspension of trading or cease trade or other order or restriction with respect to any securities of the Company is pending, in effect or, to the knowledge of the Company, has been threatened, and the Company is not currently subject to any formal review, enquiry, investigation or other proceeding by any Securities Authority or stock exchange relating to any such order or restriction or otherwise. The Company has timely filed all material forms, reports, schedules, statements and other documents required to be filed under Securities Laws with the appropriate Governmental Entity since February 1, 2015. As of their respective dates (or, if amended or superseded by a subsequent filing prior to the date of this Agreement, as of the date of such subsequent filing), the Company Filings (i) complied as to form, in all material respects, with the applicable requirements of Securities Laws, and (ii) did not contain any Misrepresentation or any untrue statement of a material fact or omit to state a material fact required to be stated or incorporated by reference therein or necessary in order to make the statements therein, in the light of the circumstances under which such statements were made, not misleading. The Company has not filed any confidential material change report which at the date of this Agreement remains confidential.

(i)     Financial Statements. The Company’s audited consolidated financial statements as at and for the fiscal years ended January 31, 2017 and 2016 and unaudited consolidated financial statements as at April 30, 2017 and for the three months ended April 30, 2017 and 2016 (including, in each case, any of the notes or schedules thereto, any report thereon and related management’s discussion and analysis) included in the Company Filings: (i) were prepared in accordance with IFRS; and (ii) present fairly, in all material respects, the assets, liabilities and financial condition of the Company and its Subsidiaries on a consolidated basis as at the respective dates thereof and the revenues, earnings, results of operations, changes in shareholders’ equity and cash flow of the Company and its Subsidiaries on a consolidated basis for the periods covered thereby (except as may be indicated in the notes to such financial statements and subject in the case of unaudited financial statements to normal, year-end audit adjustments). Except as set forth in such financial statements, neither the Company nor any of its Subsidiaries is party to any off-balance sheet transaction with unconsolidated Persons.

(j)     Disclosure Controls and Procedures; Internal Control over Financial Reporting.

(i)     The Company has established and maintains disclosure controls and procedures as such term is defined in and as required by National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings and Rule 13a-15 under the Exchange Act.

(ii)    The Company has established and maintains a system of internal control over financial reporting as such term is defined in and as required by National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings and Rule 13a-15 under the Exchange Act.

(iii)   Since February 1, 2017 and as of the date hereof, the Company has not identified or been made aware of any “material weakness” as such term is defined in National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings and Rule 1-02(a)(4) of Regulation S-X under the Exchange Act.

(iv)   The auditors of the Company are independent public accountants as required by applicable Laws and there is not now, and in the previous five fiscal years there has not been, any reportable event (as such term is defined in National Instrument 51-102 – Continuous Disclosure Obligations) with the present auditors of the Company.

(k)     No Material Undisclosed Liabilities. As of the date hereof, there are no liabilities or obligations of the Company or of any of its Subsidiaries of any nature, whether accrued, contingent, absolute, or otherwise, other than liabilities or obligations: (i) disclosed in the financial statements of the Company referred to in Section 3.1(1)(i) above; (ii) not required to be set forth in the Company Filings under IFRS; (iii) incurred in the Ordinary Course since January 31, 2017; (iv) transaction expenses incurred in connection with this Agreement; or (v) as would not, individually or in the aggregate, have a Material Adverse Effect. As of the date hereof, there are no amounts outstanding under the Existing Senior Secured Credit Agreement other than up to Cdn$66,000,000 of outstanding letters of credit issued thereunder.

(l)     Absence of Certain Changes or Events. Since February 1, 2017, other than the Transactions, (i) the business of the Company and of each of its Subsidiaries and, to the knowledge of the Company, DDMI, has been conducted in the Ordinary Course and (ii) as of the date hereof, there has not occurred a Material Adverse Effect.

(m)     Compliance with Laws. The Company and each of its Subsidiaries are, and since February 1, 2015 have been, in compliance with Law in all material respects. Neither the Company nor any of its Subsidiaries is, to the knowledge of the Company, under any investigation with respect to, or has been charged or threatened to be charged with, or has received notice of, any violation or potential violation of any Law from any Governmental Entity.

(n)     Authorizations and Licenses. Except as would not, individually or in the aggregate, have a Material Adverse Effect, (i) the Company and each of its Subsidiaries own, possess or have obtained all Authorizations that are required by Law (including, for greater certainty, Environmental Law) to be owned, possessed or obtained by the Company or any of its Subsidiaries in connection with the operation of their business as presently conducted or in connection with the ownership, operation or use of their assets; (ii) the Company and its Subsidiaries, as applicable, lawfully hold, own or use, and have complied with all such Authorizations; (iii) each such Authorization is valid and in full force and effect, and is renewable by its terms or in the Ordinary Course; and (iv) no action, investigation or proceeding is pending, or to the knowledge of the Company, threatened, against the Company or any of its Subsidiaries in respect of or regarding any such Authorization that could reasonably be expected to result in the suspension, loss or revocation of any such Authorization. All work required to be performed and filed by the Company and its Subsidiaries in respect of such Authorizations has been performed and filed, in all material respects, and all Taxes, rentals, fees, expenditures and other payments or security deposits required to be made by the Company and its Subsidiaries in respect thereof have been paid, incurred or deposited, in all material respects, and all filings required of the Company and its Subsidiaries in respect thereof have been made, in all material respects.

(o)     Material Contracts. Section 3.1(1)(o) of the Company Disclosure Letter sets out a complete and accurate list of all Material Contracts in effect or pursuant to which the Company has surviving obligations as of the date hereof. True and complete copies of the Material Contracts have been disclosed in the Data Room and, other than as set out in the Data Room, no such Material Contract has been modified in any material respect. Each Material Contract is a legal, valid and binding agreement of the Company or its Subsidiary, as applicable, and is in good standing and full force and effect. None of the Company, its Subsidiaries or, to the knowledge of the Company, any other parties thereto, is in material breach or violation of or in default under (in each case, with or without notice or lapse of time or both) any Material Contract and none of the Company or any of its Subsidiaries, has received or given any notice of any material breach or default under any Material Contract which remains uncured, and there exists no state of facts which after notice or lapse of time or both would constitute a material breach of or default under any Material Contract by the Company or its Subsidiary or, to the knowledge of the Company, any other party thereto. As of the date hereof, none of the Company or any of its Subsidiaries has received any notice under a Material Contract which would require it to post any additional collateral or amend any security arrangements currently in existence and the Company and its Subsidiaries are not aware of any proposal or intention of a party to a Material Contract to require such action.

(p)     Personal Property. The Company and/or its Subsidiaries have good title to all personal property of any kind or nature which the Company or any of its Subsidiaries purports to own, free and clear of all Liens (other than Permitted Liens), and there is no agreement, option or other right or privilege outstanding in favour of any Person for the purchase from the Company or any of its Subsidiaries of any of such personal property, in each case except as would not, individually or in the aggregate, have a Material Adverse Effect. The Company and its Subsidiaries, as lessees, have the right under valid and subsisting leases to use, possess and control all personal property leased by the Company or any of its Subsidiaries as used, possessed and controlled by the Company or its Subsidiaries, as applicable, except as would not, individually or in the aggregate, have a Material Adverse Effect.

(q)     Diavik Joint Venture.

(i)     DDDLP owns the Diavik Joint Venture Interest free and clear of any Liens other than Permitted Liens. Except as specified in the Diavik Joint Venture Agreement, no Person has any Contract, or any right or privilege capable of becoming such, for the purchase from DDDLP of any of its interest in the Diavik Joint Venture. Except as specified in the Diavik Joint Venture Agreement, there are no back-in rights, earn-in rights, rights of first refusal, pre-emptive rights or similar provisions or rights which affect DDDLP’s interest in the Diavik Diamond Mine or the Diavik Joint Venture.

(ii)    A copy of the Diavik Joint Venture Agreement as currently in effect as of the date hereof has been made available in the Data Room.

(iii)   To the knowledge of the Company, the mining operations of the Diavik Joint Venture are, and have been, conducted in compliance in all material respects with Law (except Environmental Laws, in respect of which the sole representations and warranties of the Company with respect to compliance with Environmental Laws are contained in Section 3.1(1)(y)) . To the knowledge of the Company, DDMI as the manager of the Diavik Joint Venture is not under any investigation with respect to, has not been charged or threatened to be charged with, and has not received notice of, any material violation or potential material violation of any Law.

(iv)   To the knowledge of the Company, DDMI as the manager of the Diavik Joint Venture (A) owns, possesses or has obtained all material Authorizations that are required by Law (including, for greater certainty, Environmental Laws) in connection with the operation of the Diavik Joint Venture as presently conducted or in connection with the current ownership, operation or use of the assets of the Diavik Joint Venture and (B) has complied, in all material respects, with all such Authorizations. To the knowledge of the Company, each such Authorization is valid and in full force and effect, and is renewable by its terms or in the Ordinary Course. To the knowledge of the Company, no action, investigation or proceeding is pending or threatened against DDMI or the Diavik Joint Venture in respect of or regarding any such Authorization that could reasonably be expected to result in the suspension, loss or revocation of any such Authorization. To the knowledge of the Company, all work required to be performed and filed by DDMI in respect of such Authorizations has been performed and filed, in all material respects, and all Taxes, rentals, fees, expenditures and other payments or security deposits required to be made in respect thereof by DDMI have been paid, incurred or deposited, in all material respects, and all filings in respect thereof required by DDMI have been made, in all material respects.

(v)	(A) DDMI is the registered holder of the Diavik Leases;

(B)     the Diavik Leases are in full force and effect in accordance with their respective terms and DDMI, as the manager of the Diavik Joint Venture, has complied in all material respects with the terms and provisions of the Diavik Leases;

(C)     DDMI, as the manager of the Diavik Joint Venture, has not received any notification of any material unresolved violation or non-compliance with the terms of the Diavik Leases; and

(D) DDMI, as the manager of the Diavik Joint Venture, has conducted such work, has made all filings and paid all Taxes and fees with the appropriate Governmental Entities necessary to keep the Diavik Leases in full force and effect under Law.

(vi)    DDMI, as manager of the Diavik Joint Venture, has all surface rights, including fee simple estates, leases, easements, rights of way and permits or licences, from landowners or Governmental Entities that are required to conduct the operations of the Diavik Diamond Mine as currently being conducted.

(r)     Ekati Mine

(i)     DDEC owns each of the Ekati Buffer Zone and the Ekati Core Zone Joint Venture Interest free and clear of any Liens other than Permitted Liens. Except as specified in the Ekati Core Zone Joint Venture Agreement, as applicable, no Person has any Contract, or any right or privilege capable of becoming such, for the purchase from DDEC of any of its interest in the Ekati Buffer Zone or the Ekati Core Zone Joint Venture. Except as specified in the Ekati Core Zone Joint Venture Agreement, as applicable, there are no back-in rights, earn-in rights, rights of first refusal, pre-emptive rights or similar provisions or rights which affect DDEC’s interest in the Ekati Buffer Zone, the Ekati Core Zone or the Ekati Core Zone Joint Venture.

(ii)    A copy of the Ekati Core Zone Joint Venture Agreement as currently in effect as of the date hereof has been made available in the Data Room.

(iii)   (A) The mining and exploration operations of the Ekati Core Zone Joint Venture and the Ekati Buffer Zone are, and have been, conducted in compliance in all material respects with Law (except Environmental Laws, in respect of which the sole representations and warranties of the Company with respect to compliance with Environmental Laws are contained in Section 3.1(1)(y)); and (B) DDEC, is not under any investigation with respect to, has not been charged or threatened to be charged with, and has not received notice of, any material violation or potential material violation of any Law.

(iv)   DDEC (A) owns, possesses or has obtained all material Authorizations that are required by Law (including, for greater certainty, Environmental Laws) in connection with the operation of the Ekati Core Zone Joint Venture and the Ekati Buffer Zone as presently conducted or in connection with the current ownership, operation or use of the assets of the Ekati Core Zone Joint Venture and the Ekati Buffer Zone; (B) has complied, in all material respects, with all such Authorizations and each such Authorization is valid and in full force and effect, and is renewable by its terms or in the Ordinary Course. No action, investigation or proceeding is pending or, to the knowledge of the Company, threatened against DDEC or the Ekati Buffer Zone or the Ekati Core Zone Joint Venture in respect of or regarding any such Authorization that could reasonably be expected to result in the suspension, loss or revocation of any such Authorization. All work required to be performed and filed in respect of such Authorizations by DDEC has been performed and filed, in all material respects, and all Taxes, rentals, fees, expenditures and other payments or security deposits required to be made by DDEC in respect thereof have been paid, incurred or deposited, in all material respects, and all filings required of DDEC in respect thereof have been made, in all material respects.

(v)     (A) DDEC is the registered holder of the Ekati Core Zone Leases free and clear of any Liens other than Permitted Liens; (B) the Ekati Core Zone Leases are in full force and effect in accordance with their respective terms and DDEC, as the operator of the Ekati Core Zone Joint Venture, has complied in all material respects with the terms and provisions of the Ekati Core Zone Leases and (C) DDEC, as operator of the Ekati Core Zone Joint Venture, has not received any notification of any material unresolved violation or non-compliance with the terms of the Ekati Core Zone Leases and DDEC, as the operator of the Ekati Core Zone Joint Venture, has conducted such work, has made all filings and paid all Taxes and fees with the appropriate Governmental Entities necessary to keep the Ekati Core Zone Leases in full force and effect under Law.

(vi)   (A) DDEC is the registered holder of the Ekati Buffer Zone Leases free and clear of any Liens other than Permitted Liens, (B) the Ekati Buffer Zone Leases are in full force and effect in accordance with their respective terms and DDEC has complied in all material respects with the terms and provisions of the Ekati Buffer Zone Leases and (C) DDEC has not received any notification of any material unresolved violation or non-compliance with the terms of the Ekati Buffer Zone Leases and DDEC has conducted such work, has made all filings and paid all Taxes and fees with the appropriate Governmental Entities necessary to keep the Ekati Buffer Zone Leases in full force and effect under Law.

(vii)  DDEC, as the operator of the Ekati Core Zone Joint Venture and the Ekati Buffer Zone, has all surface rights, including fee simple estates, leases, easements, rights of way and permits or licences, from landowners or Governmental Entities that are required to conduct the operations on the Ekati Core Zone and Ekati Buffer Zone, as applicable, as currently being conducted.

(s)     Leased Property. With respect to the real property leased or subleased by the Company or any of its Subsidiaries, except as would not, individually or in the aggregate, have a Material Adverse Effect: (i) each lease or sublease for such property constitutes a legal, valid and binding obligation of the Company or its Subsidiary, as the case may be, enforceable against the Company or such Subsidiary, as the case may be, in accordance with its terms and is in full force and effect; (ii) neither the Company nor any of its Subsidiaries, as the case may be, is in breach of or default under any such lease or sublease and no event has occurred which, without the giving of notice or lapse of time, or both, would constitute a breach of or default under any such lease or sublease; and (iii) to the knowledge of the Company, no counterparty to any such lease or sublease is in default thereunder.

(t)     Interests in Properties and Mineral Rights.

(i)     The Diavik Leases, the Ekati Buffer Zone Leases and the Ekati Core Zone Leases comprise all of the Company’s and its Subsidiaries’ material real properties and all of the Company’s and its Subsidiaries’ material mineral interests and rights, in each case, either existing under contract, by operation of Law or otherwise (collectively, and where material, the “Mineral Rights”). Neither the Company nor its Subsidiaries own or has any interest in any other material real property or any material mineral interests and rights.

(ii)    Other than pursuant to the Joint Venture Agreements, no person other than the Company, its Subsidiaries and DDMI has any interest in the Mineral Rights or any right to acquire any such interest, and no person has any back-in rights, earn-in rights, rights of first refusal, pre-emptive rights or similar provisions or rights which would affect, in any material respect, the Company’s, a Subsidiary’s or, to the knowledge of the Company, DDMI’s interest in any of the Mineral Rights.

(u)     No Expropriation. No material property or asset of the Company or its Subsidiaries or DDMI (in relation to the Diavik Joint Venture or the Diavik Diamond Mine) has been taken or expropriated by any Governmental Entity in the previous five years nor has any notice or proceeding in respect thereof been given or commenced that remains outstanding nor, to the knowledge of the Company, is there any intent or proposal to give any such notice or to commence any such proceeding.

(v)     Mineral Reserves and Resources. With respect to information set forth in the Company Filings with respect to the Mine Properties: (i) the estimated proven and probable mineral reserves, and estimated measured, indicated and inferred mineral resources have been prepared and disclosed in accordance with NI 43-101, in all material respects; (ii) there has been no material reduction in the aggregate amount of estimated mineral reserves or estimated mineral resources, other than as a result of production, from the amounts most recently disclosed in the Company Filings or a change in economic assumptions; (iii) the methods used in estimating the mineral reserves and mineral resources are in accordance with accepted mineral reserve and mineral resource estimation practices, in all material respects; and (iv) the Company has duly filed with the Securities Authorities in material compliance with Securities Laws all reports required by NI 43-101 to be filed with the Securities Authorities and all such reports complied, when filed, with the requirements of NI 43-101 in all material respects.

(w)     Intellectual Property. Each of the Company and its Subsidiaries owns or has the right to use all material patents, trade-marks, trade names, service marks, copyrights, trade secrets, software, technology or other intellectual property and proprietary rights required to carry on its business as currently carried on and there is no action, suit, proceeding or claim pending, or to the knowledge of the Company, threatened by others challenging the Company’s or any of its Subsidiaries’ rights in or to any material patents, trade-marks, trade names, service marks, copyrights, trade secrets, software, technology or other intellectual property and proprietary rights used for the conduct of the Company’s and its Subsidiaries’ business as currently carried on.

(x)     Litigation. As of the date hereof, there are no claims, actions, suits, arbitrations, inquiries, investigations or proceedings pending, or, to the knowledge of the Company, threatened, against the Company, any of its Subsidiaries or, to the knowledge of the Company, DDMI, by or before any Governmental Entity that, if determined adverse to the interests of the Company or its Subsidiaries or DDMI, would, individually or in the aggregate, have a Material Adverse Effect, or would be reasonably expected to prevent or materially delay the consummation of the Arrangement and none of the Company, any of its Subsidiaries or, to the knowledge of the Company, DDMI or any of the Mine Properties is subject to any outstanding judgment, order, writ, injunction or decree that would reasonably be expected to have a Material Adverse Effect.

(y)     Environmental Matters. Except as would not, individually or in the aggregate, have a Material Adverse Effect, to the knowledge of the Company (i) there exists no fact, condition or occurrence concerning the Company and its Subsidiaries and the operation of their respective businesses or assets (including the Joint Ventures or the Mine Properties) with respect to any non-compliance with or obligation or liability under Environmental Laws; (ii) no unresolved complaint, notice or violation, citation, summons or order has been issued to the Company or any of its Subsidiaries or any of the Joint Ventures or the applicable manager/operator, as the case may be, alleging any violation by or liability of the Company or any of its Subsidiaries (or any businesses or assets thereof, including the Joint Ventures or the Mine Properties) with respect to any Environmental Law; and (iii) the operation of the business of the Company and its Subsidiaries, including the Joint Ventures and the Mine Properties, is in compliance with Environmental Laws.

(z)     Aboriginal Claims.

(i)     Section 3.1(1)(z) of the Company Disclosure Letter (to the knowledge of the Company, in respect of matters relating to the Diavik Joint Venture) contains a list of the current impact benefit or participation agreements, memoranda of understanding or similar arrangements (the “Aboriginal Agreements”) with all Aboriginal Groups with whom the Company, any of its Subsidiaries or any of the Joint Ventures has any such dealings and any written notices of an Aboriginal Claim received by the Company or any of its Subsidiaries where there is no current Aboriginal Agreement in place with the Aboriginal Group, in each case, as of the date hereof. Copies of the Aboriginal Agreements as in effect as of the date hereof have been made available in the Data Room. Other than as disclosed in the Company Disclosure Letter, as of the date hereof, neither the Company, any of its Subsidiaries, the Ekati Buffer Zone, the Ekati Core Zone Joint Venture nor, to the knowledge of the Company, any of the Diavik Joint Venture or its manager, as the case may be, has received any written notice of a material Aboriginal Claim which affects the Company, any of its Subsidiaries, the Joint Ventures or the Mine Properties.

(ii)    No material dispute between the Company or any of its Subsidiaries and any aboriginal, non-governmental organization, community, or community group exists or, to the knowledge of the Company, is threatened or imminent with respect to any of the Company’s or any of its Subsidiaries’ properties or exploration activities.

(aa)    Employees.

(i)     All written contracts in relation to the top five compensated Company Employees (calculated based on annual base salary plus target cash bonus) have been made available in the Data Room.

(ii)    The independent contractors of the Company and its Subsidiaries are not entitled to any severance or similar payments upon termination of their Contracts that would be material.

(iii)   To the knowledge of the Company, neither any individual current officer or other key current employee of the Company nor any group of current employees of the Company has given notice to the Company of any intention to terminate employment with the Company and, to the knowledge of the Company, no such officer, employee or group of employees has any intention to terminate his, her or their employment with the Company.

(iv)    The Company and each of its Subsidiaries are and have been in compliance, in all material respects, with all terms and conditions of employment applicable to Company Employees and all Laws respecting employment in all locations where Company Employees work, including pay equity, employment and labour standards, labour relations, human rights, privacy, workers’ compensation and occupational health and safety, and there are no outstanding material claims, complaints, investigations or orders under any such Laws. To the knowledge of the Company, there are no pending or threatened investigations into any alleged breach of any such Laws.

(v)     There is no material grievance or arbitration proceeding in progress or, to the knowledge of the Company, threatened against the Company or its Subsidiaries. The Company has not and is not engaged in any unfair labour practices.

(vi)    No action is outstanding or, to the knowledge of Company, threatened against the Company or any Subsidiary with respect to any current or former employee or independent contractor of Company concerning his or her relationship with Company.

(vii)   Except as disclosed in Section 3.1(1)(aa) of the Company Disclosure Letter, no Company Employee has any agreement as to length of notice or severance payment required to terminate his or her employment (other than such as results by Law from the employment of an employee without an agreement as to notice or severance), nor are there any change of control payments or severance payments or agreements with Company Employees providing for cash or other compensation or benefits upon the consummation of, or relating to, the Arrangement or any of the other Transactions, including a change of control of the Company or of any of its Subsidiaries.

(viii)  There are no material outstanding assessments, penalties, fines, liens, charges, surcharges or other amounts due or owing pursuant to any workplace safety and insurance legislation and there are no material orders under applicable occupational health and safety legislation relating to the Company or its Subsidiaries which are currently outstanding.

(bb)    Collective Agreements.

(i)     Section 3.1(1)(bb)(i) of the Company Disclosure Letter sets forth a list of all Collective Agreements as of the date hereof. Except as disclosed in Section 3.1(1)(bb)(i) of the Company Disclosure Letter (A) there are no collective bargaining or union agreements or other binding commitments in force with respect to Company Employees, (B) no Person holds bargaining rights with respect to any Company Employees and (C) to the knowledge of the Company, no Person has applied to be certified as the bargaining agent of any Company Employees.

(ii)    None of the Company or any of its Subsidiaries has engaged in any lay-off activities within the past three years that would violate or in any way subject the Company or any of its Subsidiaries to the group termination or lay-off applicable requirements of Law.

(iii)   As of the date hereof: (A) the Company and its Subsidiaries are not subject to any application for certification and, to the knowledge of the Company, there are no threatened union-organizing campaigns for Company Employees not covered under a Collective Agreement; (B) there are no current or, to the knowledge of the Company, threatened strikes, lockouts or other work stoppage or slowdown affecting the Company Employees; (C) there are no current (active) successor or related employer applications relating to the Company Employees; and (D) there are no employee associations, voluntarily recognized or certified unions authorized to represent any of the Company Employees other than pursuant to the Collective Agreements.

(cc)    Employee Plans.

(i)     Section 3.1(1)(cc)(i) of the Company Disclosure Letter lists all Employee Plans in effect as of the date hereof. The Company has made available in the Data Room true, complete and up to date copies of all such material Employee Plans, as amended, together with all related documentation, including all actuarial valuations required to be filed with a Governmental Entity and correspondence with Government Entities with respect to such filed actuarial valuations of any Pension Plan (as defined herein). No set of facts exist and no changes have occurred which would materially affect the information contained in the actuarial reports, financial statements or asset statements required to be provided to the Purchaser. No commitments to improve or otherwise amend any material Employee Plan have been made.

(ii)    Each Employee Plan is and has been established, registered, qualified, funded and administered in accordance with Law and in accordance with their terms, in all material respects. No fact or circumstance exists which could adversely affect the registered or qualified status of any such material Employee Plan.

(iii)   Section 3.1(1)(cc)(iii) of the Company Disclosure Letter identifies each Employee Plan that is a “registered pension plan” as that term is defined in subsection 248(1) of the Tax Act (collectively, the “Pension Plans”). Except as disclosed in Section 3.1(1)(cc)(iii) of the Company Disclosure Letter, no Pension Plan contains or has ever contained a “defined benefit provision” as that term is defined in subsection 147.1(1) of the Tax Act.

(iv)    The Company or a Subsidiary has made all contributions and paid all premiums in respect of each material Employee Plan in a timely fashion in accordance with Law and in accordance with the terms of the applicable Employee Plan and all Collective Agreements. All liabilities of the Company and each Subsidiary (whether accrued, absolute, contingent or otherwise) related to all Employee Plans have been fully and accurately disclosed in accordance with IFRS in the financial statements of the Company referred to in Section 3.1(1)(i) as of the dates of such financial statements.

(v)     None of the Employee Plans (other than pension, retirement savings or retirement income plans) provide for retiree benefits or for benefits to retired or terminated Company Employees or to the beneficiaries or dependents of retired or terminated Company Employees.

(vi)    To the knowledge of the Company, no Employee Plan is subject to any, or any pending or threatened, material investigation, examination or other proceeding, action or claim initiated by any Governmental Entity, or by any other Person (other than routine claims for benefits). To the knowledge of the Company, there exists no state of facts which after notice or lapse of time or both could reasonably be expected to give rise to any such proceeding, action or claim. (vii) No Employee Plan is a “multi-employer pension plan” as such term is defined under the Pension Benefits Standards Act, 1985 (Canada) or any similar plan for purposes of pension standards legislation of another jurisdiction. Neither the Company nor any of its Subsidiaries, has at any time sponsored or contributed to, or had any liability or obligation in respect of, any such multi-employer pension plan.

(viii)   All data necessary to administer each Employee Plan is in the possession of the Company or a Subsidiary or their respective agents and is in a form which is sufficient for the proper administration of the Employee Plan in accordance with its terms and all Applicable Laws and such data is true and correct.

(ix)    Except for the DSU Plan, the PSU Plan, the RSU Plan and the Stock Option Plan, the execution of this Agreement and the completion of the Transactions will not (either alone or in conjunction with any additional or subsequent events) constitute an event under any Employee Plan that will or may result in any payment (whether of severance pay or otherwise), acceleration of payment or vesting of benefits, forgiveness of indebtedness, vesting, distribution, restriction on funds, increase in benefits or obligation to fund benefits with respect to any Company Employee or former Company Employee or their beneficiaries.

(dd)    Insurance. The Company, each of its Subsidiaries and, to the knowledge of the Company, DDMI are, and have been continuously since February 1, 2014, insured by reputable third party insurers with reasonable and prudent policies appropriate for the size and nature of the business of the Company, taken as a whole. All material insurance policies with respect to the business and assets of the Company, its Subsidiaries, the Ekati Diamond Mine and, to the knowledge of the Company, the Diavik Diamond Mine are in full force and effect, no written notice of cancellation has been received, and there is no existing default or event which, with the giving of notice or lapse of time or both, would constitute a default by any of the insured parties thereunder. To the knowledge of the Company, there is no material claim pending under any insurance policy of the Company, its Subsidiaries or DDMI that has been denied, rejected, questioned or disputed by any insurer or as to which any insurer has made any reservation of rights or refused to cover all or any material portion of such claims.

(ee)    Taxes. Except as would not, individually or in the aggregate, have a Material Adverse Effect:

(i)     The Company and each of its Subsidiaries has timely filed all Tax Returns required to be filed by them prior to the date hereof and all such Tax Returns are complete and correct.

(ii)    The Company and each of its Subsidiaries has paid or caused to be paid on a timely basis all Taxes which are due and payable, all assessments and reassessments, and all other Taxes due and payable by them on or before the date hereof, other than those which are being contested in good faith and in respect of which reserves have been provided in the most recently published consolidated financial statements of the Company. The Company and its Subsidiaries have provided adequate accruals in accordance with IFRS in the most recently published consolidated financial statements of the Company for any Taxes of the Company and each of its Subsidiaries for the period covered by such financial statements that have not been paid whether or not shown as being due on any Tax Returns. Since such publication date, no liability in respect of Taxes not reflected in such statements or otherwise provided for has been assessed, proposed to be assessed, incurred or accrued, other than in the Ordinary Course.

(iii)   No deficiencies, litigation, proposed adjustments or matters in controversy exist or have been asserted with respect to Taxes of the Company or any of its Subsidiaries, and neither the Company nor any of its Subsidiaries is a party to any action or proceeding for assessment or collection of Taxes and no such event has been asserted or, to the knowledge of the Company, threatened against the Company or any of its Subsidiaries or any of their respective assets.

(iv)    The Company and each of its Subsidiaries has withheld or collected all amounts required to be withheld or collected by it on account of Taxes and has remitted all such amounts to the appropriate Governmental Entity when required by Law to do so.

(v)     The Company and each of its Subsidiaries have complied with the intercompany transfer pricing provisions of each Law relating to Taxes, including the contemporaneous documentation and disclosure requirements thereunder.

(ff)    Money Laundering. The operations of the Company and of each of its Subsidiaries are and have been conducted at all times in material compliance with applicable financial recordkeeping and reporting requirements and money laundering Laws and the rules and regulations thereunder and any related or similar Laws, rules, regulations or guidelines, issued, administered or enforced by any Governmental Entity relating to money laundering (collectively, the “Money Laundering Laws”) and no action, suit or proceeding by or before any court or Governmental Entity involving the Company or any of its Subsidiaries with respect to the Money Laundering Laws is pending or, to the knowledge of the Company, threatened.

(gg)   Corrupt Practices. None of the Company, its Subsidiaries, or to the knowledge of the Company, any of its or their respective directors, officers, employees, agents or other representatives acting on behalf of the Company or any of its Subsidiaries, has, in the five years prior to the date of this Agreement, violated (i) the Corruption of Foreign Public Officials Act (Canada), the U.S. Foreign Corrupt Practices Act of 1977 or any similar Law; or (ii) Canadian or U.S. Laws regarding economic sanctions and export controls. No action, suit or proceeding by or before any court or Governmental Entity involving the Company or any of its Subsidiaries with respect to Laws referred to in clause (i) or (ii) is pending or, to the knowledge of the Company, threatened.

(hh)   Opinions of Financial Advisors. The Board has received each of the Fairness Opinions, and such Fairness Opinions have not been withdrawn or modified as of the date of this Agreement.

(ii)     Brokers. Except for fees payable to each of the Financial Advisors, no investment banker, broker, finder, financial advisor or other intermediary is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission payable by the Company or any of its Subsidiaries in connection with the Transactions. In Section 3.1(1)(ii) of the Company Disclosure Letter the Company has disclosed to the Purchaser all fees, commissions or other payments that may be payable to the Financial Advisors payable by the Company or its Subsidiaries in connection with this Agreement or the Transactions.

(jj)     Investment Canada Act. The Company is not a cultural business within the meaning of section 14.1 of the Investment Canada Act.

(2)    Except for the representations and warranties made by the Company in Section 3.1, neither the Company nor any other Person makes any other express or implied representation or warranty with respect to the Company or any of its Subsidiaries or their respective businesses, operations, properties, assets, liabilities, condition (financial or otherwise) or prospects, or any estimates, projections, forecasts and other forward-looking information or business and strategic plan information regarding the Company and its Subsidiaries, notwithstanding the delivery or disclosure to the Purchaser or any of their respective Representatives of any documentation, forecasts or other information (in any form or through any medium) with respect to any one or more of the foregoing, and the Purchaser acknowledges the foregoing.

Section 3.2	Representations and Warranties of the Purchaser

(1)     The Purchaser represents and warrants to the Company that:

(a)     Organization and Qualification. The Purchaser is a corporation duly incorporated and validly existing under the laws of the jurisdiction of its incorporation. Except as would not be reasonably expected to, individually or in the aggregate, prevent or materially delay consummation of the Transactions, the Purchaser has the requisite power and capacity to own and lease its assets and properties and conduct its business as now conducted. The Purchaser has not conducted any business prior to the date hereof and has no assets, liabilities or obligations of any nature other than those incident to its formation and pursuant to this Agreement and the Transactions.

(b)     Corporate Authorization. The Purchaser has the requisite corporate power and authority to enter into and perform its obligations under this Agreement and to complete the Transactions. The execution, delivery and performance by the Purchaser of its obligations under this Agreement and the consummation of the Transactions have been duly authorized by all necessary corporate action on the part of the Purchaser and no other corporate proceedings on the part of the Purchaser are necessary to authorize the execution and delivery by it of this Agreement or the consummation of the Transactions.

(c)     Execution and Binding Obligation. This Agreement has been duly executed and delivered by the Purchaser, and constitutes a legal, valid and binding agreement of the Purchaser enforceable against it in accordance with its terms subject to any limitation under bankruptcy, insolvency or other Laws affecting the enforcement of creditors’ rights generally and the discretion that a court may exercise in the granting of equitable remedies such as specific performance and injunction.

(d)     Governmental Authorization. The execution, delivery and performance by the Purchaser of its obligations under this Agreement and the consummation of the Transactions do not require any Authorization or other action by or in respect of, or filing with, or notification to, any Governmental Entity by the Purchaser other than: (i) the Interim Order and any filings required in order to obtain, and any approvals required by, the Interim Order; (ii) the Final Order, and any filings required in order to obtain, and approvals required by, the Final Order; (iii) filings with the Director under the CBCA; (iv) the Required Regulatory Approvals and (v) any Authorizations which, if not obtained, or any other actions by or in respect of, or filings with, or notifications to, any Governmental Entity which, if not taken or made, would not be reasonably expected to, individually or in the aggregate, prevent or materially impede the ability of the Purchaser to consummate the Transactions.

(e)      Non-Contravention. The execution, delivery and performance by the Purchaser of its obligations under this Agreement and the consummation of the Transactions do not and will not:

(i)	contravene, conflict with, or result in any violation or breach of the organizational documents of the Purchaser; or

(ii)    assuming compliance with the matters referred to in Section 3.2(1)(d) above, contravene, conflict with or result in a violation or breach of any Law.

(f)     Litigation. There are no claims, actions, suits, arbitrations, inquiries, investigations or proceedings pending, or, to the knowledge of the Purchaser, threatened, against or involving the Purchaser or any of its Affiliates by or before any Governmental Entity nor is the Purchaser or any of its Affiliates subject to any outstanding judgment, order, writ, injunction or decree that, either individually or in the aggregate, is reasonably likely to prevent or materially delay consummation of the Transactions.

(g)     Security Ownership. Neither the Purchaser nor any of its Affiliates or any other Person acting jointly or in concert with any of them, beneficially owns or controls, or will prior to the Effective Date beneficially own or control, any Shares or any securities that are convertible into or exchangeable or exercisable for Shares.

(h)     Investment Canada Act. The Purchaser is a WTO Investor for purposes of the Investment Canada Act.

(i)     Financing Capability.

(i)     The Purchaser has delivered to the Company a true and correct copy, including all exhibits, schedules or amendments thereto, of each of the Debt Commitment Letter, the Debt Fee Letter and the Equity Commitment Letter; provided, that the Debt Fee Letter has been redacted to omit fee amounts, “flex” provisions, pricing caps and other economic terms (none of which would adversely affect conditionality or reduce the amount available pursuant to the Debt Financing). Each of the Debt Commitment Letter and the Equity Commitment Letter contains all of the conditions precedent to the obligations of the parties thereunder to make the Debt Financing and the Equity Financing, respectively, available to the Purchaser (and any Affiliates of the Purchaser named therein) on the terms therein. Except for the Debt Fee Letter and customary engagement letters, there are no side letters or other agreements, arrangements or understandings, whether written or oral, contingent or otherwise, with any Person relating to the availability, amount or conditionality of the Equity Financing or the Debt Financing, other than as set forth in the Debt Commitment Letter.

(ii)    The aggregate proceeds of the Debt Financing provided for in the Debt Commitment Letter, together with the Equity Financing provided for in the Equity Commitment Letter and $150,000,000 of cash of the Company, will be sufficient to consummate the Transactions and pay all other amounts, costs, fees and expenses related thereto. As of the date of this Agreement: (A) the Debt Commitment Letter and Equity Commitment Letter are in full force and effect, and neither the Debt Commitment Letter or the Equity Commitment Letter have been amended (and no waiver of any provision thereof has been requested or granted); (B) the commitments contained in the Debt Commitment Letter and the Equity Commitment Letter remain in full force and effect and have not been withdrawn or rescinded in any respect; and (C) assuming the conditions set forth in Section 6.2(1), Section 6.2(2) and Section 6.2(6) are satisfied, (x) no event has occurred and no circumstance exists which, with or without notice, lapse of time or both, would constitute a default or breach under either the Debt Commitment Letter or the Equity Commitment Letter on the part of the Purchaser (nor does the Purchaser have knowledge of any such event on the part of any other party thereto) and (y) the Purchaser has no reason to believe that any of the conditions to the Debt Financing or the Equity Financing will not be satisfied or that the Debt Financing or the Equity Financing will not be available to the Purchaser as of the Closing.

(iii)   As of the date hereof, the Purchaser has fully paid (or caused to be fully paid) all commitment fees or other fees and expenses which are due and payable on or prior to the date hereof in respect of the Debt Commitment Letter and the Equity Commitment Letter.

(iv)   Each of the Debt Commitment Letter and the Equity Commitment Letter constitute a valid and legally binding agreement of the Purchaser and, to the knowledge of the Purchaser, each other party thereto, enforceable in accordance with its terms, subject, as to enforceability, to bankruptcy, insolvency, reorganization and similar Laws of general applicability relating to or affecting creditors’ rights and to general principles of equity. The Equity Commitment Letter provides, and will continue to provide, that the Company is a third-party beneficiary thereof and is entitled to require the Purchaser to enforce such agreement.

(j)     Solvency. Assuming that (i) the conditions to the obligation of the Purchaser to consummate the Arrangement set forth in Section 6.1 and Section 6.2 have been satisfied or waived, (ii) the representations and warranties of the Company in Section 3.1 are accurate and complete and (iii) the Required Financial Information fairly presents the consolidated financial condition of the Company and its Subsidiaries as at the end of the periods covered thereby, then immediately following the Effective Time and after giving effect to all of the Transactions, including the Debt Financing, the payment of the aggregate consideration under the Plan of Arrangement, the Transactions and payment of all related fees and expenses, the Company and its Subsidiaries, when taken as a whole on a consolidated basis, (a) have property with fair value greater than the total amount of their debts and liabilities, contingent, subordinated or otherwise (it being understood that the amount of contingent liabilities at any time shall be computed as the amount that, in light of all the facts and circumstances existing at such time, can reasonably be expected to become an actual or matured liability), (b) have assets with present fair salable value not less than the amount that will be required to pay their liability on their debts as they become absolute and matured, (c) will be able to pay their debts and liabilities, subordinated, contingent or otherwise, as they become absolute and matured and (d) are not engaged in business or a transaction, and are not about to engage in business or a transaction, for which they have unreasonably small capital.

(k)     Ownership of Purchaser. The Purchaser is indirectly 100% beneficially owned by the Roy Dennis Washington Trust (the “Trust”) and, prior to the date hereof, the Purchaser has disclosed to the Company all trustees of the Trust and any beneficiary of the Trust with a greater than 50% beneficial ownership in the Trust.

(l)     Brokers. No broker, investment banker, financial advisor or other person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the Transactions based upon arrangements made by or on behalf of the Purchaser or any of its Affiliates, except for Persons, if any, whose fees and expenses will be paid by the Purchaser.

(2)     Except for the representations and warranties set forth in this Agreement, none of the Purchaser or any other Person has made or makes any other express or implied representation and warranty, either written or oral, on behalf of the Purchaser.

ARTICLE 4
COVENANTS

Section 4.1	Conduct of Business of the Company

(1)     The Company covenants and agrees that, during the period from the date of this Agreement until the earlier of the Effective Time and the time that this Agreement is terminated in accordance with its terms, except: (a) with the prior written consent of the Purchaser, such consent not to be unreasonably withheld, delayed or conditioned; (b) as required or permitted by this Agreement; (c) as required by Law or to comply with any Order or request from a Governmental Entity; (d) as permitted by Section 4.13; or (e) as disclosed in the Company Disclosure Letter, the Company shall, and shall cause each of its Subsidiaries to conduct its business in the Ordinary Course, in accordance with Laws, and to use its commercially reasonable efforts to maintain and preserve its and its Subsidiaries’ business organization, assets, properties, employees, goodwill and business relationships with customers, suppliers, partners, joint venture partners, Aboriginal Groups, Governmental Entities, sureties and other Persons with which the Company or any of its Subsidiaries has business relations and to perform and comply in all material respects with all of its obligations under the Material Contracts.

(2)     Without limiting the generality of Section 4.1(1), the Company covenants and agrees that, during the period from the date of this Agreement until the earlier of the Effective Time and the time that this Agreement is terminated in accordance with its terms, except: (a) with the prior written consent of the Purchaser, such consent not to be unreasonably withheld, delayed or conditioned; (b) as required or permitted by this Agreement; (c) as required by Law or to comply with any Order or request from a Governmental Entity; (d) as permitted by Section 4.13 or (e) as disclosed in the Company Disclosure Letter, the Company shall not, and shall not permit any of its Subsidiaries to:

(i)     amend its articles of incorporation, articles of amalgamation, by-laws, partnership agreement or similar organizational documents;

(ii)    split, combine or reclassify, or amend any term of, any outstanding securities of the Company or of any Subsidiary;

(iii)   redeem, repurchase, or otherwise acquire or offer to redeem, repurchase or otherwise acquire any shares of capital stock of the Company or any of its Subsidiaries, except: (A) for the acquisition of shares of capital stock of any wholly-owned Subsidiary of the Company by the Company or by any other wholly-owned Subsidiary of the Company; or (B) to settle awards outstanding on the date of this Agreement under the RSU Plan or PSU Plan in accordance with the terms of such plans;

(iv)   issue, grant, deliver or sell, or authorize the issuance, grant, delivery or sale of, any shares in the capital of the Company or any of its Subsidiaries, any DSUs, RSUs or PSUs or any options, warrants or similar rights exercisable or exchangeable for or convertible into such shares in the capital of the Company or any of its Subsidiaries, except for: (A) the issuance of Shares issuable upon the exercise of any outstanding Company Options or the vesting of any outstanding RSUs or the issuance of dividend equivalents under the DSU Plan, RSU Plan or PSU Plan in each case which are issued and outstanding on the date of this Agreement, or (B) the issuance of any shares in the capital of any Subsidiary of the Company to the Company or a wholly-owned Subsidiary of the Company;

(v)     take up and pay for any Shares under the Company’s normal course issuer bid;

(vi)    acquire (by merger, consolidation, acquisition of stock or assets or otherwise), directly or indirectly, in one transaction or in a series of related transactions, any assets, securities, properties, interests or businesses (i) having a cost (inclusive of assumed liabilities), on a per transaction or series of related transactions basis, in excess of $7,500,000 and subject to a maximum of $15,000,000 for all such transactions, other than for greater certainty Ordinary Course procurement contracts or (ii) if such acquisition would reasonably be expected to impede, prevent or delay the consummation of the transactions contemplated by this Agreement, other than, in each case, any such acquisitions by DDMI as manager of the Diavik Joint Venture;

(vii)   sell, lease, pledge or otherwise transfer or encumber, or grant any Liens with respect to, directly or indirectly, in one transaction or in a series of related transactions, any of the Joint Venture Interests or any of the Company’s or its Subsidiaries other assets which have a value greater than $10,000,000 in the aggregate, other than (i) the sale, lease or other transfer of inventories in the Ordinary Course, (ii) Permitted Liens, (iii) in compliance with Section 4.13 of this Agreement, (iv) as a result of an action by DDMI as manager of the Diavik Joint Venture or (v) as between any Subsidiary of the Company and the Company or any other wholly-owned Subsidiary of the Company;

(viii)  reorganize, amalgamate or merge the Company or any Subsidiary of the Company other than a reorganization, amalgamation or merger solely between or among the Company and its wholly-owned Subsidiaries or between or among wholly-owned Subsidiaries of the Company;

(ix)    adopt a plan of liquidation or resolutions providing for the liquidation or dissolution of the Company or any of its Subsidiaries;

(x)     make any capital expenditures or commitment to do so, except (i) as set out in the Company Disclosure Letter or (ii) relating to the maintenance of its assets, such expenditures or commitments which individually, or in the aggregate, do not exceed $7,500,000;

(xi)    make any material Tax election, information schedule, return or designation, except, in each case, in the Ordinary Course, settle or compromise any material Tax claim, assessment, reassessment or liability, file any amended Tax Return, enter into any material agreement with a Governmental Entity with respect to Taxes, surrender any right to claim a material Tax abatement, reduction, deduction, exemption, credit or refund, consent to the extension or waiver of the limitation period applicable to any material Tax matter or materially amend or change any of its methods of reporting income, deductions or accounting for income Tax purposes;

(xii)   except in the Ordinary Course in connection with customary cash management activities and other than pursuant to the Plan of Arrangement, make, in one transaction or in a series of related transactions, any loans, advances or capital contributions to, or investments in, any other Person, other than the Company or any wholly-owned Subsidiary of the Company, in an amount on a per transaction or series of related transactions basis in excess of $3,500,000 individually and $15,000,000 in the aggregate;

(xiii)  knowingly: (i) take any action, (ii) permit any inaction, or (iii) enter into any transaction, other than in the Ordinary Course or in connection with a Contemplated Reorganization Transaction, that, in each case, could reasonably be expected to have the effect of materially reducing or eliminating the amount of the tax cost “bump” pursuant to paragraphs 88(1)(c) and 88(1)(d) of the Tax Act in respect of the securities of any Subsidiaries and other non-depreciable capital property owned by the Company or any of its Subsidiaries on the date hereof, upon an amalgamation or winding up of the Company or any of its Subsidiaries (or any of their respective successors);

(xiv)  create, incur, assume or otherwise become liable, in one transaction or in a series of related transactions, with respect to any indebtedness for borrowed money or guarantees thereof in an amount, on a per transaction or series of related transactions basis, without duplication, in excess of $7,500,000 other than (A) indebtedness owing by one wholly-owned Subsidiary of the Company to the Company or another wholly-owned Subsidiary of the Company or by the Company to a wholly-owned Subsidiary of the Company, (B) in connection with funding the capital requirements of a non-wholly-owned Subsidiary of the Company so long as such indebtedness is recourse solely to such non-wholly-owned Subsidiary, (C) the Debt Financing or (D) under the Existing Senior Secured Credit Agreement to fund immediate liquidity needs (other than for reclamation bonding) where cash resources are unavailable;

(xv)    other than pursuant to the Plan of Arrangement or in the Ordinary Course or between the Company and a wholly-owned Subsidiary of the Company or between wholly-owned Subsidiaries of the Company, assume, guarantee or otherwise become liable with respect to the liabilities or obligations of, any Person;

(xvi)   enter into any interest rate, currency, equity or commodity swaps, hedges, derivatives, forward sales contracts or similar financial instruments;

(xvii)  make any material change in the Company’s accounting principles, except as required by concurrent changes in IFRS;

(xviii) except in the Ordinary Course, grant any general increase in the rate of wages, salaries and bonuses of Company Employees or make any bonus or profit sharing distributions or similar payments;

(xix)   adopt any new Employee Plan or material amendment or modification of an existing Employee Plan;

(xx)    enter into any new collective agreement or union agreement or amend, modify, terminate or waive any right under the Collective Agreements or agree to any such amendment, modification, termination or waiver of rights;

(xxi)   (A) increase or grant any severance, change of control or termination pay to (or amend any existing Contract in this regard from that in effect on the date hereof with) any officer or director of the Company, any other Company Employee or any contractor or consultant of the Company and its Subsidiaries; (B) increase the benefits payable under any existing severance or termination pay policies with any officer or director of the Company, any other Company Employee or any contractor or consultant of the Company and its Subsidiaries; (C) enter into any employment, deferred compensation or other similar Contract (or amend any such existing Contract) with any director or officer of the Company; (D) increase the benefits payable under employment agreements with any director or officer of the Company; or (E) increase compensation, bonus levels or other benefits payable to any director or officer of the Company;

(xxii)  commence, waive, release, assign, settle or compromise any claims, dissent rights, litigation, proceedings or governmental investigations in excess of an amount of $3,500,000 individually or $7,500,000 in the aggregate or which would reasonably be expected to (i) impede, prevent or delay the consummation of the transactions contemplated by this Agreement or (ii) have a material adverse impact on the operations of the Company and its Subsidiaries;

(xxiii) except in the Ordinary Course, amend or modify in any material respect or terminate or waive any material right under any Material Contract or enter into any contract or agreement that would be a Material Contract if in effect on the date hereof;

(xxiv)  except as contemplated in Section 4.8, amend, modify, terminate, cancel or permit to lapse any material insurance policy of the Company or any Subsidiary in effect on the date of this Agreement, unless simultaneously with such termination, cancellation or lapse, the Company uses commercially reasonable efforts to put in place replacement policies underwritten by insurance companies of nationally recognized standing providing coverage equal to or greater than the coverage under the terminated, cancelled or lapsed policies for substantially similar premiums as were in effect;

(xxv)   in respect of any material Company Asset, waive, release or let lapse any material right or value or amend, modify or change, or agree to amend, modify or change, in any material respect any existing material Authorization;

(xxvi)  license or transfer any Intellectual Property or exclusive rights in or in respect thereto that is material to the Company and its Subsidiaries taken as a whole, other than in the Ordinary Course or to wholly-owned Subsidiaries;

(xxvii) enter into any material transaction with any Company Employee, any independent contractor of the Company or its Subsidiaries or any director or officer of the Company or any of its Subsidiaries;

(xxviii) enter into or amend any Contract with any broker, finder or investment banker resulting in fees payable in excess of $5,000,000 or an increase of such fees in excess of $5,000,000;

(xxix)  abandon or fail to diligently pursue any application for any material Authorizations, leases, permits or registrations or take any action, or fail to take any action, that could result in the material loss, expiration, termination or surrender of, or result in the loss of any material benefit under, or be reasonably expected to cause any Governmental Entity to institute proceedings for the suspension, revocation or limitation of, any material Authorizations; or

(xxx)   authorize, agree, resolve or otherwise commit, whether or not in writing, to do any of the foregoing.

Prior to the Effective Date, the Company will exercise, consistent with the terms of this Agreement, complete control and supervision over its business and operations. Nothing in this Agreement, including any of the restrictions set forth herein, will be interpreted in such a way as to place any Party in violation of Law.

Section 4.2	Covenants of the Company Relating to the Arrangement

(1)     The Company shall perform, and shall cause its Subsidiaries to perform, all obligations required to be performed by the Company or any of its Subsidiaries under this Agreement, co-operate with the Purchaser in connection therewith, and use its commercially reasonable efforts do all such other acts and things as may be necessary or desirable in order to consummate and make effective, as soon as reasonably practicable, the Transactions and, without limiting the generality of the foregoing, the Company shall and, where appropriate, shall cause each of its Subsidiaries to:

(a)     other than in connection with obtaining the Required Regulatory Approvals, which approvals shall be governed by Section 4.4, use its commercially reasonable efforts to satisfy all conditions precedent in this Agreement and take all steps set forth in the Interim Order and Final Order applicable to it and comply promptly with all requirements imposed by Law on it or its Subsidiaries with respect to this Agreement or the Arrangement;

(b)     other than in connection with obtaining the Required Regulatory Approvals, which approvals shall be governed by Section 4.4, use its commercially reasonable efforts to obtain and maintain all third party or other consents, waivers, permits, exemptions, orders, approvals, agreements or amendments that are necessary under the Material Contracts to permit the consummation of the transactions contemplated by this Agreement or required in order to maintain the Material Contracts in full force and effect following completion of the Arrangement, in each case on terms satisfactory to the Purchaser, acting reasonably but without being required to pay or provide a commitment to pay any consideration in respect thereof;

(c)     other than in connection with obtaining the Required Regulatory Approvals, which approvals shall be governed by Section 4.4, use its commercially reasonable efforts to effect all necessary registrations, filings and submissions of information required by Governmental Entities from the Company and its Subsidiaries relating to the Arrangement, as soon as reasonably practicable;

(d)     using its commercially reasonable efforts to facilitate discussions among the Purchaser and any other third parties with whom the Company has business relations as may be reasonably requested by the Purchaser;

(e)     other than in connection with obtaining the Required Regulatory Approvals, which approvals shall be governed by Section 4.4, use its commercially reasonable efforts to, upon reasonable consultation with the Purchaser, oppose, lift or rescind any Order seeking to restrain, enjoin or otherwise prohibit or adversely affect the consummation of the Arrangement and defend, or cause to be defended, any proceedings to which it is a party or brought against it or its directors or officers challenging the Arrangement or this Agreement; and

(f)     not take any action, or refrain from taking any commercially reasonable action, or permit any action to be taken or not taken, which is inconsistent with this Agreement or which would reasonably be expected to prevent, materially delay or otherwise impede the consummation of the transactions contemplated by this Agreement.

(2)     The Company shall promptly notify the Purchaser in writing of:

(a)     any notice or other communication from any Person (other than Governmental Entities in connection with the Required Regulatory Approvals, which shall be governed by Section 4.4) alleging that the consent of, or notice to, such Person (or another Person) is or may be required in connection with this Agreement or the Arrangement;

(b)     any filings, actions, suits, claims, investigations or proceedings commenced or, to its knowledge, threatened against, relating to or involving the Company or any of its Subsidiaries, the Joint Venture Interests, or that relate to this Agreement or the Arrangement other than in connection with obtaining the Required Regulatory Approvals which approvals shall be governed by Section 4.4; or

(c)     any notice or other written communication from any material joint venture partner, contractor, consultant, Aboriginal Group, union, supplier, customer, distributor, lessor, landlord, creditor or other Person with whom the Company or any of its Subsidiaries has a material business relationship to the effect that such joint venture partner, contractor, consultant, Aboriginal Group, union, supplier, customer, distributor, lessor, landlord, creditor, surety or other Person is terminating, may terminate or is otherwise materially adversely modifying or may materially adversely modify its relationship with the Company or any of its Subsidiaries as a result of this Agreement or the transactions contemplated hereby or the taking by any such joint venture partner, contractor, consultant, Aboriginal Group, union, supplier, customer, distributor, lessor, landlord, creditor, surety or other Person of any action which may have a Material Adverse Effect;

(d)     any notice or other communication from any joint venture partner, Aboriginal Group, Governmental Entity or surety relating to this Agreement or the transactions contemplated under this Agreement; or

(e)     to the extent permitted by, and in full compliance with, Law, any notice, whistleblower complaint, other communication received by the Company, its Subsidiaries or their respective Representatives from any Person alleging that the Company or any of its Subsidiaries or their respective Representatives has: (i) violated or is violating any provision of Canada’s Corruption of Foreign Public Officials Act, the United States’ Foreign Corrupt Practices Act, and the United Kingdom’s Bribery Act or any applicable Law of similar effect (collectively, “Applicable Anti-Corruption Laws”); (ii) made or authorized any contribution, payment or promise to make payment of any money, gift, loan, reward, advantage or benefit of any kind, directly or indirectly, to or for the benefit of a Government Official to influence any act or omission of any Government Official or Governmental Entity; (iii) used or is using any corporate funds for any illegal contributions, gifts, entertainment or other expenses relating to political activity that would be illegal; (iv) used or is using any corporate funds for any direct or indirect illegal payments to any Government Officials; (v) established or maintained, or is maintaining, any illegal fund of corporate monies or other properties; (vi) made, offered to pay, promised to pay or authorized any bribe, illegal rebate, illegal payoff, influence payment, kickback or other illegal payment of any nature; (vii) been or is subject to any investigation by any governmental authority or regulatory agency regarding any actual, alleged or potential violation of, or failure to comply with, Applicable Anti-Corruption Laws; (vii) failed to maintain internal controls or books, records or accounts in accordance with Applicable Anti-Corruption Laws; or (viii) failed, in any material respect, to adhere to the requirements of the Company’s or any of its Subsidiaries’ anti-corruption compliance program.

Section 4.3	Covenants of the Purchaser Relating to the Arrangement

(1)     The Purchaser shall perform all obligations required to be performed by them under this Agreement, co-operate with the Company in connection therewith, and use commercially reasonable efforts to do all such other acts and things as may be necessary or desirable in order to consummate and make effective, as soon as reasonably practicable, the Transactions and, without limiting the generality of the foregoing, the Purchaser shall, and shall cause each of its Affiliates to:

(a)     other than in connection with obtaining the Required Regulatory Approvals, which approvals shall be governed by Section 4.4, use its commercially reasonable efforts to satisfy all conditions precedent in this Agreement and take all steps set forth in the Interim Order and Final Order applicable to them and comply promptly with all requirements imposed by Law on them with respect to this Agreement or the Arrangement;

(b)     other than in connection with obtaining the Required Regulatory Approvals, which approvals shall be governed by Section 4.4, use its commercially reasonable efforts to assist and cooperate with the Company in obtaining and maintaining all third party or other consents, waivers, permits, exemptions, orders, approvals, agreements or amendments that are necessary under the Material Contracts to permit the consummation of the transactions contemplated by this Agreement or required in order to maintain the Material Contracts in full force and effect following completion of the Arrangement, but without being required to pay or provide a commitment to pay any consideration in respect thereof;

(c)     other than in connection with obtaining the Required Regulatory Approvals, which approvals shall be governed by Section 4.4, use its commercially reasonable efforts to effect all necessary registrations, filings and submissions of information required by Governmental Entities from the Purchaser and its Affiliates relating to the Arrangement, as soon as reasonably practicable;

(d)     other than in connection with obtaining the Required Regulatory Approvals, which approvals shall be governed by Section 4.4, use its commercially reasonable efforts, upon reasonable consultation with the Company, to oppose, lift or rescind any Order and defend, or cause to be defended, any proceedings to which they are a party or brought against them or their directors or officers challenging the Arrangement or this Agreement; and

(e)     not take any action, or refrain from taking any commercially reasonable action, or permitting any action to be taken or not taken, which is inconsistent with this Agreement or which would reasonably be expected to prevent, materially delay or otherwise impede the consummation of the transactions contemplated by this Agreement.

(2)     The Purchaser shall promptly notify the Company in writing of:

(a) any notice or other communication from any Person (other than Governmental Entities in connection with the Required Regulatory Approvals, which shall be governed by Section 4.4) alleging that the consent of, or notice to, such Person (or another Person) is or may be required in connection with this Agreement or the Arrangement;

(b) any filings, actions, suits, claims, investigations or proceedings commenced or, to its knowledge, threatened against, relating to or involving the Purchaser that relate to this Agreement or the Arrangement other than in connection with obtaining the Required Regulatory Approvals, which approvals shall be governed by Section 4.4; or

(c) any notice or other communication from any joint venture partner, Aboriginal Group, Governmental Entity or surety relating to this Agreement or the Transactions.

Section 4.4	Regulatory Approvals

(1)     Notwithstanding any other provision of this Agreement:

(a)     the Purchaser shall, as soon as reasonably practicable and in any event within 10 Business Days following the date hereof or such other period of time as may be agreed to by the Parties:

(i)     file with the Commissioner of Competition a competition brief (the “Competition Brief”) in respect of the Transactions requesting an advance ruling certificate under section 102 of the Competition Act or in the alternative a No Action Letter and such submission shall explain why the Transactions will not prevent or lessen, or be likely to prevent or lessen, competition substantially within the meaning of section 92 of the Competition Act; and

(ii)    file with the Director of Investments an application for review (the “Application for Review”) pursuant to Section 17 of the Investment Canada Act in respect of the Transactions and within 15 Business Days thereafter file draft undertaking with the Director of Investments.

(b)     The Purchaser and the Company shall, if the Competition Act Approval is not received within 35 Business Days following the date the Purchaser files the Competition Brief or such other period of time as may be agreed to by the Parties, file a pre-merger notification pursuant to Part IX of the Competition Act in relation to the Transactions as soon as reasonably practicable thereafter and in any event within 10 Business Days following the date thereof or such other period of time as may be agreed to be the Parties.

(c)     the Purchaser shall pay all filing or similar fees payable by any of the Parties or their Representatives to a Governmental Entity in connection with a Regulatory Approval, as well as any applicable Taxes payable in connection therewith, and the Purchaser shall promptly reimburse the Company for any such fees or Taxes paid by the Company or its Representatives;

(d)     the Purchaser shall, and shall cause its Affiliates to, use all reasonable efforts to promptly and expeditiously take all steps required to permit the Closing to occur at the earliest possible date and in any event prior to the Outside Date and to obtain the Regulatory Approvals at the earliest possible date including:

(i)	not withdrawing any filings or notifications in respect of the Regulatory Approvals;

(ii)

in respect of any Merger Control Law, including in respect of the Competition Act Approval, proposing, negotiating, accepting, agreeing to, committing to and/or effecting, by consent agreement or otherwise, the sale, license, amendment, divestiture or disposition of the assets, properties, businesses, contracts, licenses and content of the business to be acquired by the Purchaser pursuant to this Agreement, and any behavioural or other remedy imposing conditions, restraints, licenses, amendments and limitations on the assets, properties, businesses, contracts, licenses and content of the business to be acquired by the Purchaser pursuant to this Agreement; provided that, as it relates to the Company and its Subsidiaries, any such actions are conditioned on the Closing; and

(iii)

in respect of the ICA Approval (A) proposing, negotiating, accepting, agreeing to, committing to and/or effecting written undertakings in a form and with the content that is customary for mining industry transactions of this nature involving a public mining company in similar circumstances and stage of development, and taking into account the Company’s significant operations in the Northwest Territories and its significance to the economy of the Northwest Territories, and (B) negotiating in good faith revised undertakings, if necessary, in order to obtain the ICA Approval and demonstrate that the Transactions are of net benefit to Canada and to ensure that the Transactions are not prohibited under the Investment Canada Act, provided that such undertakings would not, individually or in the aggregate, reasonably be expected to have a substantial negative financial impact on the Purchaser, the Company and the Company’s Subsidiaries (on a consolidated basis); provided that, as it relates to the Company and its Subsidiaries any such undertakings, terms and conditions are conditioned on Closing; and

(e)     the Purchaser shall, and shall cause each of its Affiliates to, and the Company shall, promptly provide all information, documents and data to Governmental Entities as may be requested, required or ordered pursuant to statutory and non-statutory requests for information, supplemental information requests and any court orders in connection with the Regulatory Approvals.

(2)     The Purchaser shall have primary carriage of the efforts to secure the Regulatory Approvals, but shall request and respond to the views and input of the Company regarding the Regulatory Approval process, including the timing for the submission of any revised undertakings to the Director of Investments or the extension of any review or waiting periods, and shall consider the Company’s views and input in good faith. The Parties shall cooperate with one another and shall provide such assistance as any other Party may reasonably request in connection with obtaining the Regulatory Approvals. In particular:

(a)     the Parties shall exchange advance drafts of all submissions, material correspondence (including emails), filings, presentations, applications, plans, consent agreements and other material documents made or submitted to or filed with any Governmental Entity in respect of this Agreement or the Arrangement, will consider in good faith any suggestions made by the other Parties and their counsel and will provide the other Parties and its counsel with final copies of all such material submissions, correspondence (including emails), filings, presentations, applications, plans, consent agreements and other material documents, and all pre-existing business records or other documents, submitted to or filed with any Governmental Entity in respect of this Agreement or the Arrangement; provided, however, that competitively sensitive information (which, for greater certainty, shall include draft undertakings) may be provided only to the external legal counsel and external experts of the Parties;

(b)     each Party will keep the other Parties and their respective counsel fully apprised of all material written (including email) and oral communications and all meetings with any Governmental Entity and their staff, in respect of this Agreement or the Arrangement, including providing copies of all material written (including email) communications on a timely basis, and will not participate in such material communications or meetings without giving the other Parties and their respective counsel the opportunity to participate therein, except to the extent that competitively sensitive information may be discussed, in which case the Purchaser and the Company, as the case may be, will allow external legal counsel for the other Party to participate; and

(c)     the Company shall make available its Representatives, on the reasonable request of the Purchaser, to assist the Purchaser in obtaining the Regulatory Approvals, including by (i) making introduction and arranging meetings with key stakeholders and leaders of Governmental Entities and Aboriginal Groups and participating in those meetings, (ii) providing strategic input, including on any materials prepared for obtaining the Regulatory Approvals, (iii) keeping the Purchaser updated on the status of any ongoing negotiations or discussions between the Company and the Aboriginal Groups, and (iv) responding promptly to requests for support, documents, information, comments or input where reasonably requested by the Purchaser in connection with the Regulatory Approvals.

(3)     If any objections are asserted with respect to the Arrangement or other Transactions under any Law, or if any proceeding is instituted or threatened by any Governmental Entity challenging or which could lead to a challenge of any of the Transactions as not in compliance with Law or as not satisfying any applicable legal text under a Law necessary to obtain the Regulatory Approvals, the Purchaser shall, and shall cause each of its Affiliates to, use all reasonable efforts to resolve such objection or proceeding so as to allow the Effective Time to occur at the earliest date and in any event prior to the Outside Date.

Section 4.5	Access to Information; Confidentiality

(1)     From the date hereof until the earlier of the Effective Time and the termination of this Agreement in accordance with Section 7.1(1), subject to Law and the terms of any existing Contracts, in each case solely for the purpose of furthering the consummation of the transactions contemplated by this Agreement (and integration activities related thereto), the Company shall, and shall cause its Subsidiaries and their respective officers, directors, Company Employees, contractors of the Company to: (a) give to the Purchaser and its Representatives reasonable access upon prior notice to the offices, properties, books and records of the Company and its Subsidiaries during normal business hours; and (b) furnish to the Purchaser and its Representatives such financial and operating data and other information as such Persons may reasonably request (including continuing access to the Data Room), in each case, so long as such actions do not unduly interfere with the ordinary course conduct of the business of the Company or result in the disclosure of any trade secrets. None of the Purchaser or any of its Representatives will contact any employee, customer, supplier or joint venture partner of the Company or any of its Subsidiaries except after receiving the prior consent of the Company, such consent not to be unreasonably withheld, conditioned or delayed. Without limiting the foregoing and subject to the terms of any existing Contracts: (i) the Purchaser and their representatives shall, upon reasonable prior notice, have the right to conduct site visits at the Company’s Mine Properties; and (ii) the Company shall, upon the Purchaser’s reasonable request, facilitate discussions between the Purchaser and any third party from whom consent is required, in each case, so long as such actions do not unduly interfere with the ordinary course conduct of the business of the Company or result in the disclosure of any trade secrets.

(2)     Investigations made by or on behalf of the Purchaser, whether under this Section 4.5 or otherwise, will not waive, diminish the scope of, or otherwise affect any representation or warranty made by the Company in this Agreement.

(3)     For greater certainty, the Purchaser and its Representatives shall treat all information furnished to the Purchaser or any of its Representatives in connection with the Transactions or pursuant to the terms of this Agreement in accordance with the terms of the Confidentiality Agreement. Without limiting the generality of the foregoing, the Purchaser acknowledges and agrees that the Company Disclosure Letter and all information contained in it is confidential and shall be treated in accordance with the terms of the Confidentiality Agreement. The disclosure of information by the Purchaser in accordance with Section 4.12(3) in connection with the Debt Financing shall not require the prior written approval of the Company pursuant to the Confidentiality Agreement.

(4)     Notwithstanding any provision of this Agreement, the Company shall not be obligated to provide access to, or to disclose, any information to the Purchaser, the Debt Financing Sources or their respective Representatives if the Company reasonably determines that such access or disclosure would violate any Material Contract or jeopardize any solicitor-client or similar privilege of the Company or its Subsidiaries provided that, to the extent any information is withheld due to a potential waiver of such privilege, the Company shall notify the Purchaser of the nature of the information which is being withheld and the basis for privilege and shall use all commercially reasonable efforts to find a way to allow disclosure of such information, including entering into common interest privilege agreements or other arrangements, as appropriate. Subject to Section 4.12(3), for the avoidance of doubt, neither the foregoing nor any other provision of this Agreement shall be deemed to limit any customary or required disclosures made by the Purchaser, its affiliates (as applicable) or any of their Representatives to the Debt Financing Sources as part of customary due diligence investigation for the offering of debt securities, or prohibit the disclosure of such information in an offering memorandum, lender presentation, confidential information memorandum or other marketing material, so that such material do not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make such statements in light of the circumstances they were made, not misleading. In the event that any material non-public information with respect to the Company or the Company Assets would be disclosed in accordance with the preceding sentence, the Purchaser shall provide the Company with a copy of such disclosure prior to its use in such materials, and give reasonable consideration to any comments of the Company.

(5)     Nothing contained in this Agreement shall give the Purchaser, the Debt Financing Sources or their respective Representatives, directly or indirectly, rights to conduct or cause to be conducted any environmental investigation of the current or former operations or facilities of the Company or any of its Subsidiaries without the prior written consent of the Company in its sole discretion.

(6)     Notwithstanding any provision of this Agreement but subject to the confidentiality provisions (but not the “anti-clubbing” provisions) of the Confidentiality Agreement, after obtaining approval of the Arrangement Resolution, Washington Corporation shall be permitted to speak to any Person, and any Person shall be permitted to speak to Washington Corporation, regarding a possible investment directly or indirectly in the Purchaser so long as such investment occurs after the Effective Time; provided, that such activities would not be reasonably expected to prevent, materially delay or otherwise impede the consummation of the transactions contemplated by this Agreement or the obtaining of any Regulatory Approvals.

Section 4.6	Cooperation Regarding Reorganization

(1)     The Company shall, and shall cause each of its Subsidiaries to, reasonably cooperate with the Purchaser in preparing any reorganization or transfer of securities, assets or business as the Purchaser may reasonably require or as may be necessary or appropriate to complete the Transactions, including amalgamations, liquidations or asset transfers (each a “Contemplated Reorganization Transaction”), and to use its commercially reasonable efforts to implement any such Contemplated Reorganization Transaction as the Purchaser may request; provided, however, that (i) such requested cooperation does not unreasonably nor materially interfere with the ongoing operations of the Company and its Subsidiaries, (ii) such Contemplated Reorganization Transaction is not, in the opinion of the Company, acting reasonably, prejudicial to the Securityholders of the Company, the Company or any of its Subsidiaries and does not result in Taxes being imposed on, or any adverse Tax or other consequences to, any Securityholder of the Company, (iii) such Contemplated Reorganization Transaction shall not materially impede or delay, or prevent, the receipt of any Regulatory Approvals, the satisfaction of any other conditions set forth in Article 6, the ability of the Purchaser to obtain the Debt Financing or consummation of the Transactions, (iv) such Contemplated Reorganization Transaction does not require the Company to obtain the approval of the Shareholders (other than is obtained by virtue of the approval of the Arrangement) and does not require the Company or any of its Subsidiaries to obtain any material consent of any third party (including under any Authorization) or to follow any right of first offer or preemptive right procedure provided for under any Material Contract, (v) the Purchaser shall pay all direct or indirect costs and liabilities, fees, damages, penalties and Taxes that may be incurred as a consequence of the implementation of or to unwind any such Contemplated Reorganization Transaction if the Arrangement is not completed, including actual out-of-pocket costs and expenses for filing fees and external counsel and auditors which may be incurred, (vi) no such Contemplated Reorganization Transaction or any action of the Company or its Subsidiaries in connection therewith shall be considered to constitute a breach of the representations, warranties or covenants of the Company hereunder or in determining whether any of the conditions in Section 6.1 or Section 6.2 have been satisfied, (vii) such Contemplated Reorganization Transaction shall not be contrary to applicable Laws or the constating documents of the Company or any of its Subsidiaries (excluding wholly owned Subsidiaries) and would not result in any breach by the Company or any of its Subsidiaries of any Contract or Authorization, (viii) such Contemplated Reorganization Transaction shall not become effective unless the Purchaser has waived or confirmed in writing the satisfaction of all conditions in its favour under this Agreement and shall have confirmed in writing that each of them is prepared, and able, to promptly and without condition and delay proceed to effect the Arrangement, and (ix) such Contemplated Reorganization Transaction is effected as close as reasonably practicable to the Effective Time.

(2)     The Purchaser shall provide written notice to the Company of any proposed Contemplated Reorganization Transaction at least 15 Business Days prior to the anticipated Effective Time. No Contemplated Reorganization Transaction will be made effective unless (A) it is reasonably certain, after consulting with the Company, that the Arrangement will become effective, (B) such Contemplated Reorganization Transaction can be reversed or unwound without materially adversely affecting the Securityholders of the Company, the Company or any of its Subsidiaries in the event the Arrangement does not become effective and this Agreement is terminated, or (C) the Company otherwise consents, acting reasonably. The obligation of the Purchaser to reimburse the Company for fees and expenses and be responsible for costs as set out in this Section 4.6 will be in addition to any other payment the Purchaser may be obligated to make hereunder and will survive termination of this Agreement. If the Arrangement is not completed for any reason, and without prejudice to any other remedy of the Company, the Purchaser hereby indemnifies and holds harmless the Company and its Subsidiaries and their respective Representatives from and against all liabilities, losses, damages, taxes, claims, costs, expenses, interest, awards, judgements and penalties suffered or incurred by any of them in connection with or as a result of any Contemplated Reorganization Transactions, or to reverse or unwind any Contemplated Reorganization Transactions.

(3)     Without limiting the generality of the foregoing, the Company acknowledges that the Purchaser may enter into transactions (the “Bump Transactions”) designed to step up the tax basis in certain capital property of the Company for purposes of the Tax Act and agrees to use commercially reasonable efforts to provide information reasonably requested and required by the Purchaser in this regard on a timely basis and to assist in the obtaining of any such information in order to facilitate a successful completion of the Bump Transactions.

(4)     In order to enable the Company to advance the loan contemplated by Section 2.3(f) of the Plan of Arrangement, the Company agrees that it shall cooperate with the Purchaser to determine (i) the amount required to be distributed, directly or indirectly, to the Company by any of its Subsidiaries, (ii) the manner in which such distributions shall be consummated and (iii) the time at which such distributions shall be made by each Subsidiary to the Company. In any event, no later than five Business Days prior to the scheduled Effective Date, the Purchaser shall deliver a written notice to the Company specifying (x) the total amount to be advanced by way of non-interest bearing demand loan by the Company to the Purchaser pursuant to Section 2.3(f) of the Plan of Arrangement, provided, that following the advance of such demand loan the Company shall have no less than $30 million, or such lesser amount as may be agreed between the Parties, of unrestricted cash (such amount being the “Loan Amount”, as defined in the Plan of Arrangement), (y) to the extent that the Company does not already have cash in an amount at least equal to the Loan Amount and the amount required to make the payments contemplated by Section 2.3(a) through (d) of the Plan of Arrangement, the total amount to be distributed to the Company by its Subsidiaries so that the Company will have cash in an amount equal to the Loan Amount (which amount shall be distributed no later than the Business Day prior to the date funds are to be deposited with the Depositary in accordance with Section 2.8), and (z) the manner in which such distributions shall be consummated. The advance of the Loan Amount to the Purchaser and any distributions to the Company by any of its Subsidiaries in connection therewith shall be considered a Contemplated Reorganization Transaction for purposes of this Agreement and shall be subject to the same terms and conditions as a Contemplated Reorganization Transaction.

Section 4.7	Public Communications

The Parties shall co-operate in the preparation of presentations, if any, to the Shareholders regarding the Arrangement and shall consult and co-operate with each other in issuing any press releases or otherwise making public statements with respect to this Agreement or the Arrangement. Except as required by Law, a Party must not issue any press release or make any other public statement or disclosure with respect to this Agreement or the Arrangement without the consent of the other Parties (which consent shall not be unreasonably withheld, conditioned or delayed); provided that any Party that, in the opinion of its legal counsel, is required to make disclosure by Law (including in connection with disclosure required in connection with the Debt Financing) shall use its commercially reasonable efforts to give the other Parties prior oral or written notice and a reasonable opportunity to review and comment on the disclosure but shall otherwise not be prohibited by this Section 4.7 from making any disclosure required by Law. The Party making such disclosure shall give reasonable consideration to any comments made by the other Parties or its counsel, and if such prior notice is not possible, shall give such notice immediately following the making of such disclosure. The Parties agree to issue jointly a press release with respect to the entering into of this Agreement as soon as practicable after its due execution. The foregoing shall not prevent the Company from taking any action contemplated by Article 5 or from making ordinary course announcements or public filings or from having discussions with Shareholders, financial analysts, business partners and other stakeholders so long as such announcements and discussions are consistent in all material respects with the most recent press releases, public disclosures or public statements made by the Company. The Purchaser acknowledge that the Company will file this Agreement and a material change report with respect to the Transactions on SEDAR and EDGAR.

Section 4.8	Insurance and Indemnification

(1)     Prior to the Effective Date, the Company shall purchase customary “tail” or “run off” policies of directors’ and officers’ liability insurance, at a cost not exceeding 250% of the Company’s current annual aggregate premium for directors’ and officers’ liability insurance, providing protection no less favourable in the aggregate than the protection provided by the policies maintained by the Company and its Subsidiaries which are in effect immediately prior to the Effective Date and providing protection in respect of claims arising from facts or events which occurred on or prior to the Effective Date and the Purchaser will, or will cause the Company and its Subsidiaries to maintain such tail policies in effect without any reduction in scope or coverage for six years from the Effective Date; provided that the Purchaser will not be required to pay any amounts in respect of such coverage prior to the Effective Time.

(2)     From and after the Effective Time, each of the Purchaser and the Company shall, and the Purchaser shall cause the Company to, indemnify and hold harmless, to the fullest extent permitted under Law (and to also advance expenses as incurred to the fullest extent permitted under Law), each present and former employee, officer and director of the Company and its Subsidiaries (each, an “Indemnified Person”) against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any claim, inquiry, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or related to such Indemnified Person’s service as an employee, director, or officer of the Company and/or any of its Subsidiaries or services performed by such Persons at the request of the Company and/or any of its Subsidiaries at or prior to or following the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, including the approval or completion of this Agreement, the Transactions or arising out of or related to this Agreement and the Transactions. No Person shall settle, compromise or consent to the entry of any judgment in any claim, inquiry, action, suit, proceeding or investigation or threatened claim, inquiry, action, suit, proceeding or investigation involving or naming an Indemnified Person or arising out of or related to an Indemnified Person’s service as an employee, director or officer of the Company and/or any of its Subsidiaries or services performed by such Persons at the request of the Company and/or any of its Subsidiaries at or prior to or following the Effective Time without the prior written consent of that Indemnified Person.

(3)     The rights of the Indemnified Persons under this Section 4.8 shall be in addition to all rights to indemnification or exculpation now existing in favour of the Indemnified Persons and the Purchaser shall, from and after the Effective Time, honour all such rights and acknowledges that such rights shall survive the completion of the Plan of Arrangement and shall continue in full force and effect in accordance with their terms for a period of not less than six years from the Effective Date.

(4)     If the Purchaser, the Company or any of its Subsidiaries or any of their respective successors or assignees (a) consolidates with or merges into any other Person and is not a continuing or surviving corporation or entity of such consolidation or merger, or (b) transfers all or substantially all of its properties and assets to any Person, each of the Parties shall ensure that any such successor or assign (including, as applicable, any acquirer of substantially all of the properties and assets of the Company or its Subsidiaries) assumes all of the obligations set forth in this Section 4.8.

Section 4.9	Employee Matters

From and after the Effective Time, the Purchaser shall honour and perform, or cause the Company to honour and perform, all of the obligations of the Company and any of its Subsidiaries under employment agreements with current or former Company Employees, as such agreements may be amended in accordance with their terms as permitted by this Agreement or following the Effective Time, and for a period of 12 months following the Effective Time shall provide current or former Company Employees with benefits that are substantially similar to those provided by the Company under the Employee Plans; provided that no provision of this Section 4.9 shall give any Company Employee any right to continued employment or impair in any way the right of the Company or any of its Subsidiaries to terminate the employment of any Company Employee in accordance with the terms of any applicable employment contract and applicable Law.

Section 4.10	Certain Operational Matters

From and after the Effective Time, the Purchaser shall honour and perform, or cause the Company and its Subsidiaries to honour and perform, all of the obligations of the Company or any of its Subsidiaries under any Contract with any Governmental Entity or Aboriginal Group relating to the Ekati Diamond Mine, and shall comply with, or cause the Company and its Subsidiaries to comply with, the terms of conditions of all Authorizations applicable to the Company or any of its Subsidiaries relating to the Ekati Diamond Mine, including all obligations with respect to the provision of reclamation security for the Ekati Diamond Mine.

Section 4.11	Financing.

(1)     The Purchaser shall not, without the prior written consent of the Company acting reasonably, permit any amendment or modification to be made to, or any waiver or release of any provision or remedy pursuant to, the Equity Commitment Letter or the Debt Commitment Letter or any definitive documentation in connection therewith if such amendment, modification, waiver or release would reduce the aggregate amount of either the Equity Financing or the Debt Financing below that which is required to provide the Purchaser with the funds necessary for it to consummate the Transactions at the Closing, impose new or additional conditions or otherwise expand any of the conditions to the receipt of either the Equity Financing or the Debt Financing, in each case, in a manner that would be reasonably expected to delay, impede or prevent the funding of the Debt Financing or the Equity Financing or the ability of the Purchaser to consummate the Transactions or adversely impact the ability of the Purchaser to enforce its rights against the Debt Financing Sources or Equity Financing Source or under any definitive documentation with respect thereto. The Purchaser shall not release or consent to the termination of the obligations of the Debt Financing Sources under the Debt Commitment Letter or the Equity Financing Source under the Equity Financing Letter, except for assignments and replacements of a Debt Financing Source under the terms of, and only in connection with, the syndication of the Debt Financing pursuant to the Debt Commitment Letter and except in connection with the entry into any alternative financing that satisfies the requirements of this Section 4.11. For the avoidance of doubt, the Purchaser may amend, supplement, modify or replace the Debt Commitment Letter as in effect at the date hereof, (1) as expressly permitted by Section 4.11(3) below or (2) in any manner consistent with the immediately preceding sentence, including, (w) as required pursuant to the “market flex” provisions in the Debt Fee Letter, (x) to add or replace lenders, lead arrangers, bookrunners, syndication agents or other parties (for the avoidance of doubt, providing additional or replacement lenders, lead arrangers, bookrunners, syndication agents or similar entities with consent rights with respect to existing conditions shall not constitute the addition, expansion, amendment or modification of any condition of the Debt Financing), (y) to increase the amount of indebtedness available thereunder, or (z) subject to the first sentence of this Section 4.11(1), to add or replace facilities with one or more new facilities. For purposes of this Agreement, references to “Debt Commitment Letter” shall include such documents as permitted to be amended, modified or replaced by this Section 4.11.

(2)     The Purchaser shall, and to the extent applicable shall cause its Affiliates to, use reasonable best efforts to arrange and obtain the proceeds of the Equity Financing and the Debt Financing on the terms and conditions described in the Equity Commitment Letter and the Debt Commitment Letter (or on such terms applicable to debt securities to be issued in lieu of the bridge facility contemplated under the Debt Commitment Letter as are contemplated or otherwise agreed between the Purchaser and Debt Financing Sources responsible for arranging the issuance of such debt securities) by no later than the Closing, including using reasonable best efforts to (i) maintain in effect the Equity Commitment Letter and the Debt Commitment Letter; (ii) negotiate, execute and deliver prior to the Closing, definitive agreements with respect to the Debt Financing contemplated by the Debt Commitment Letter on the terms and conditions contemplated by the Debt Commitment Letter (or on other terms acceptable to the Purchaser so long as such other terms do not (A) reduce the aggregate amount of the Debt Financing set forth in the Debt Commitment Letter below the amount that is required to provide the Purchaser with the funds necessary for it to consummate the Transactions at the Closing (it being understood that issuing debt securities in replacement for all or a portion of the bridge facility contemplated under the Debt Commitment Letter shall be permitted), (B) impose new or additional conditions or otherwise expand, amend or modify any of the conditions to the receipt of the Debt Financing in a manner that, in either case, would reasonably be expected to (1) delay, impair, impede, reduce or prevent or make less likely in any respect the Closing or (2) make the timely funding of the Debt Financing or satisfaction of the conditions to obtaining the Debt Financing less likely to occur or (C) adversely impact the ability of the Purchaser to enforce its rights against the other parties to the Debt Commitment Letter); (iii) taking into account the expected timing of the Marketing Period, satisfy (or obtain a waiver) on a timely basis all conditions to funding that are applicable to the Purchaser in the Debt Commitment Letter and/or definitive agreements for the Debt Financing that are within its control; (iv) upon satisfaction of the conditions set forth in the Debt Commitment Letter and this Agreement, consummate the Debt Financing at or prior to Closing; (v) satisfy (or obtain a waiver) on a timely basis all conditions to funding that are applicable to the Purchaser in the Equity Commitment Letter that are within its control; (vi) upon satisfaction of the conditions set forth in the Equity Commitment Letter and this Agreement, consummate the Equity Financing at or prior to Closing; (vii) enforce its rights under the Debt Commitment Letter (and any definitive documentation related thereto); (viii) enforce its rights under the Equity Commitment Letter including by filing one or more lawsuits against the Equity Financing Source to fully enforce the Equity Financing Source’s obligations (and the rights of the Purchaser) thereunder; and (ix) cause the investor to fund at or prior to Closing the Equity Financing contemplated to be funded on the Effective Date by the Equity Commitment Letter (or such lesser amount as may be required to consummate the Transactions). The Purchaser will, promptly following the written request of the Company, provide true, correct and complete copies of any executed definitive agreements entered into in connection with the Debt Financing.

(3)     The Purchaser will use reasonable best efforts to keep the Company informed on a current basis with respect to all material developments concerning arranging and obtaining the Equity Financing or the Debt Financing. Without limiting the generality of the foregoing, the Purchaser shall give the Company notice as promptly as reasonably practicable: (i) of any breach or default by any party to the Equity Commitment Letter or the Debt Commitment Letter or definitive documentation related to the Equity Financing or the Debt Financing of which the Purchaser becomes aware and that would reasonably be expected to delay, impair, impede, reduce or prevent or make less likely in any respect the Closing; (ii) of the receipt of any written notice or other communication from any party to the Equity Commitment Letter or the Debt Commitment Letter or any definitive document related to the Equity Financing or the Debt Financing with respect to any actual breach, default, termination or repudiation by any party to any the Equity Commitment Letter or the Debt Commitment Letter or any definitive document related to the Equity Financing or the Debt Financing or a request for amendments or waivers thereto, in each case that are or would reasonably be expected to delay, impair, impede, reduce or prevent or make less likely in any respect the Closing; (iii) if for any reason (other than the failure of conditions set forth in Section 6.1 or Section 6.2) the Purchaser believes in good faith that it will not be able to obtain all or any portion of the Equity Financing or the Debt Financing contemplated by the Equity Commitment Letter or the Debt Commitment Letter, including if the Purchaser has any reason to believe that it will be unable to satisfy (or obtain a waiver), on a timely basis, any term or condition of the Equity Commitment Letter or the Debt Commitment Letter or any definitive document related to the Equity Financing the Debt Financing, in each case in a manner that would reasonably be expected to delay, impair, impede, reduce or prevent or make less likely in any respect the Closing; and (iv) if the Equity Commitment Letter or the Debt Commitment Letter expires or is terminated for any reason.

(4)     If any portion of the Equity Financing or the Debt Financing becomes unavailable (other than as a result of the issuance of debt securities in lieu of the bridge facility contemplated under the Debt Commitment Letter (or any portion thereof)), the Purchaser shall, and, to the extent applicable, shall cause its Affiliates to, as promptly as practicable, use reasonable best efforts to arrange and obtain commitments for alternative financing from the same or other sources of financing which alternative financing shall, notwithstanding anything to the contrary contained herein, (x) provide an aggregate Equity Financing and Debt Financing commitment amount (for the avoidance of doubt, inclusive of the commitment amount under such alternative financing) equal to or greater than the commitment amounts contained in the Equity Commitment Letter and the Debt Commitment Letter issued on the date hereof, (y) be subject to substantially the same conditions precedent as those contained in the Equity Commitment Letter and the Debt Commitment Letter as in effect on the date hereof, with such modifications as would not delay the consummation of the Transactions, and (z) otherwise be on terms and conditions (including flex provisions in respect to the Debt Financing) not materially less favourable, taken as a whole, to the Purchaser than the terms and conditions contained in the Equity Commitment Letter and the Debt Commitment Letter (and the Fee Letter) as in effect on the date hereof (it being agreed that, if alternative financing is not reasonably available to the Purchaser on such terms and conditions, the Purchaser may arrange alternative financing on such other terms and conditions as the Purchaser may in good faith deem appropriate). Notwithstanding the foregoing, in no event shall the Purchaser be required (A) to amend or waive any of the terms or conditions of this Agreement or (B) to consummate the Closing any earlier than as required by the terms of this Agreement. For the avoidance of doubt, the Purchaser’s arranging and obtaining, in replacement of the Equity Financing or Debt Financing, new or replacement financing in accordance with this Section 4.11(4) shall not modify or affect in any way the rights or obligations of any party to this Agreement.

(5)     The Purchaser acknowledges and agrees that the Purchaser obtaining financing is not a condition to any of its obligations hereunder, regardless of why such financing is not obtained or whether the reasons therefor are within or beyond the control of the Purchaser. For the avoidance of doubt, if any financing referred to in this Section 4.11 is not obtained, the Purchaser will continue to be obligated to consummate the Arrangement, subject to and on the terms contemplated by this Agreement.

Section 4.12	Financing Cooperation.

(1)     Prior to the Closing, at the Purchaser’s sole cost and expense, the Company shall, and shall cause its Subsidiaries to, and use reasonable best efforts to cause its and their respective Representatives to, use reasonable best efforts to provide the Purchaser in a timely manner with all cooperation reasonably requested by the Purchaser (provided such request is made upon reasonable notice and reasonably in advance of Closing) to assist it in causing the conditions in the Debt Commitment Letter, which the Purchaser cannot satisfy on its own behalf, to be satisfied or as is otherwise necessary or reasonably requested by the Purchaser (provided that such request is made upon reasonable notice and reasonably in advance of Closing) in connection with the Debt Financing (including the syndication thereof, and which term, for purposes of this Section 4.12, shall include any debt securities or other alternative financings issued or incurred in lieu thereof), including, without limitation:

(a)     participation by senior executives of the Company and its Subsidiaries in a reasonable number of meetings (including one-on-one meetings) with actual or prospective lenders or investors, lender presentations, road shows, due diligence sessions, drafting sessions and sessions with rating agencies and their representatives in connection with the Debt Financing;

(b)     providing reasonable assistance in the preparation of customary rating agency presentations, marketing materials, offering memoranda, lender and investor presentations (including “road show” presentations) and bank information memoranda necessary or advisable in connection with the Debt Financing and providing reasonable assistance in the preparation of customary authorization letters by the Purchaser or its Affiliates (including as to the accuracy of information and absence of material non-public information) in connection therewith to the extent requested by a Debt Financing Source (provided that no offering memoranda will be issued by the Company or any of its Subsidiaries prior to the Closing);

(c)     give to the Purchaser and the lead arranger, underwriters and initial purchasers in the Debt Financing, and each of their Representatives reasonable access upon prior notice to the offices, properties, books and records of the Company and its Subsidiaries during normal business hours;

(d)     as promptly as reasonably practicable, furnishing the Purchaser and its Debt Financing Sources with the Required Financial Information that is and remains Compliant and continuing to comply with its reporting obligations under Securities Laws through Closing;

(e)     providing reasonable assistance to the Purchaser in connection with the Purchaser’s preparation of pro forma financial statements required by the Debt Commitment Letter;

(f)     using reasonable best efforts to cause the independent accountants of the Company and its Subsidiaries to provide reasonable and customary assistance and cooperation in connection with the Debt Financing, including participating in a reasonable number of drafting and due diligence sessions and providing (i) consents for use of their reports in any materials or disclosures relating to the Debt Financing where financial information of the Company, its Subsidiaries and the Joint Ventures is included and (ii) customary comfort letters (including “negative assurance” comfort) in respect of the Required Financial Information and confirmation that such auditors are prepared to deliver such consents and comfort letters throughout the Marketing Period;

(g)     using reasonable best efforts to cause the independent “qualified persons” within the meaning of NI 43-101 who participated in the preparation of technical reports filed on behalf of the Company to participate in due diligence sessions and to provide customary consents and other written confirmations with respect to technical information regarding the Joint Ventures in any materials or disclosures relating to the Debt Financing (provided that, for greater certainty, nothing in this Agreement shall require the Company to update or prepare new technical reports in respect of any of its mineral projects);

(h)     providing reasonable assistance to facilitate the pledging of collateral and the granting of security interests in respect of the Debt Financing to the extent required by the Debt Commitment Letter; provided that such pledge of collateral, granting of security interests and any such obligations of the Company and its Subsidiaries under any agreement related thereto or other agreement or document relating to the Debt Financing shall be conditioned upon and not become effective until the Closing;

(i)     providing reasonable assistance to the Purchaser in connection with obtaining customary corporate and facilities ratings, surveys and title insurance (including such affidavits and non-imputation endorsements in connection therewith);

(j)     assisting with obtaining customary lien and guarantee terminations and instruments of discharge to be delivered at the Closing; and

(k)     at least three Business Days prior to the Effective Date, furnishing the Purchaser and the Debt Financing Sources with all documentation and other information requested by the Purchaser in connection with applicable “know your customer” and anti-money laundering rules and regulations, including the Patriot Act and the applicable Laws of Canada.

(2)     The Company shall use reasonable best efforts to obtain, at least three Business Days prior to the Closing, and shall obtain prior to the Closing, a customary payoff letter with respect to the Existing Senior Secured Credit Agreement, providing for the termination of all Liens securing obligations under the Existing Senior Secured Credit Agreement and the termination of the Existing Senior Secured Credit Agreement, all guarantees thereof and all related documents (other than obligations thereunder which expressly survive termination), upon payment of all obligations owing under the Existing Senior Secured Credit Agreement as of the Closing. The Purchaser acknowledges that in the case of letters of credit outstanding under the Existing Senior Secured Credit Agreement, it will be required to replace such letters of credit or provide alternative security in respect thereof at (but not prior to) the Closing.

(3)     Nothing in this Section 4.12 shall require the Company or any of its Subsidiaries to (i) waive or amend any terms of this Agreement or pay or agree to pay any fees or incur any cost, expense or liability or reimburse any expenses prior to the Effective Time for which it has not received prior reimbursement or is not otherwise indemnified or required to be reimbursed by or on behalf of the Purchaser, or to give any indemnities that are effective prior to the Closing, (ii) take any action that would unreasonably interfere with the ongoing operations of Company or its Subsidiaries, (iii) take any action or do anything that would contravene Law or any Contract; (iv) disclose any information in violation of Section 4.5 hereof, (v) commit to take any action that, other than the actions contemplated by this Section 4.12, is not conditioned upon and shall not become effective until Closing, or (vi) execute or enter into or perform any agreement with respect to the Debt Financing contemplated by the Debt Commitment Letter or otherwise that is not conditioned upon and shall not become effective until Closing. All nonpublic or otherwise confidential information regarding the Company and its Subsidiaries obtained by the Purchaser, the Debt Financing Sources or their respective Representatives pursuant to the foregoing is information which is subject to the Confidentiality Agreement and will be treated in accordance with the Confidentiality Agreement, except that Purchaser will be permitted to disclose such information to any lead arranger, underwriter or initial purchaser in the Debt Financing and their respective Representatives so long as each such Person to whom such information is disclosed (i) agrees to be bound by the Confidentiality Agreement as if a party thereto or (ii) is subject to customary confidentiality obligations. To the extent any information that the Purchaser reasonably determines is required to be disclosed in connection with the Debt Financing is subject to confidentiality restrictions that would not permit such disclosure, the Parties will cooperate and use their respective reasonable best efforts to seek consent to permit such disclosure; provided, that no disclosure will be made that would cause the Company and its Subsidiaries to violate any confidentiality obligation to a third party, it being understood that the Purchaser may disclose the matters listed on Section 4.12(3) of the Company Disclosure Letter. No cooperation by the Company pursuant to this Section 4.12 shall be considered to constitute a breach of the representations, warranties or covenants of the Company hereunder or be considered in determining whether any of the conditions in Section 6.1 or Section 6.2 have been satisfied.

(4)     The Purchaser shall, within 30 days after written request by the Company, reimburse the Company for all reasonable and reasonably documented costs and expenses incurred by the Company and its Subsidiaries and its and their respective officers, directors, managers, employees, consultants, counsel, accountants, agents, advisors and other representatives (collectively, the “Company Related Parties”) in connection with their respective obligations pursuant to this Section 4.12. The Purchaser indemnifies and holds the Company Related Parties harmless from and against any and all liabilities, losses, damages, claims, costs, expenses, interest, awards, judgments and penalties suffered or incurred by any of them in connection with or as a result of any arrangement of any Debt Financing or as a result of the cooperation provided under this Section 4.12 or any actions or omissions by any of them requested by the Purchaser pursuant to this Section 4.12 and for any alleged misstatement or omission in any information provided hereunder at the request of the Purchaser, except to the extent resulting from, or by reason of, information provided in writing by or at the direction of the Company Related Parties or to the extent that such losses resulted from the willful misconduct, fraud or gross negligence of Company or its Representatives.

(5)     The Company hereby consents to the use of the names of the Company and its Subsidiaries and, to the extent permitted under the Joint Venture Agreements, the Joint Ventures and related logos by the Purchaser in any offering documents, information memoranda, investor or lender presentations or other marketing materials used in connection with the Debt Financing; provided, however, that such names and related logos are used solely in a manner that is not intended to, or that is not reasonably likely to, harm or disparage the Company or any of its Subsidiaries’ or the Joint Ventures reputation or goodwill.

(6)     The Parties acknowledge and agree that the provisions contained in this Section 4.12 represent the sole obligations of the Company and its Subsidiaries with respect to cooperation in connection with the arrangement of the Debt Financing.

Section 4.13	Certain Other Covenants.

(1)     If after the date of this Agreement any issuer of a Surety Bond requests to be discharged from its obligations thereunder and as a consequence thereof requests collateral from the Company or any Subsidiary pursuant to the terms of the Surety Bond and Surety Indemnity Agreement or the Company or any Subsidiary is required to make any payment in respect or on account of, or pursuant to (including to collateralize), any Surety Bond or Surety Indemnity Agreement then subject to Law and the terms of the Surety Bond and Surety Indemnity Agreement, to the extent applicable, the Company shall, and shall cause its Subsidiaries to, use commercially reasonable efforts to: (i) promptly provide all material information relating to such request to the Purchaser on a timely basis; (ii) permit the Purchaser to participate in any negotiations with the issuer of the Surety Bond and the applicable counterparty and any other potential sureties or lenders who may be willing to provide alternative security in replacement of the Surety Bond and other relevant counterparties; and (iii) refrain from posting collateral with respect to the Surety Bond or making such payment until the latest practicable date on which the Company or its Subsidiary is required to do so under the Surety Bond and Surety Indemnity Agreement or otherwise. Notwithstanding anything to the contrary in this Agreement, the Company or its applicable Subsidiary may post collateral pursuant to the terms of any Surety Bond or Surety Indemnity Agreement or make any payment in respect or on account of, or pursuant to (including to collateralize), any Surety Bond or Surety Indemnity Agreement to the extent it has complied with the foregoing sentence with respect to such posting of collateral or payment.

(2)     The Purchaser agrees that if the Company or any Subsidiary is required to post cash as collateral under any Surety Bond or make any payment in respect or on account of, or pursuant to (including to collateralize), any Surety Bond or Surety Indemnity Agreement and the Company has complied with paragraph (1) above and as a consequence thereof the Company and its Subsidiaries, on a consolidated basis, would, at any time during the pendency of this Agreement, have unrestricted cash and cash equivalents in an amount less than the Minimum Cash Balance (the amount of the shortfall of unrestricted cash and cash equivalents is the “Cash Shortfall”), the Purchaser will, or shall cause one of its Affiliates to:

i.     loan an amount of cash equal to the Cash Shortfall to the Purchaser to enable the Purchaser to complete the Transactions;

ii.    arrange for the posting of alternative collateral in place of the Cash Shortfall; or

iii.   arrange for the posting of alternative security in lieu of the Surety Bond with the applicable counterparty,

in each case, in accordance with the terms of the Surety Bonds and the Surety Indemnity Agreements, to the extent applicable, and the condition set forth in Section 6.2(5) shall be deemed satisfied to the extent such condition is not satisfied as a result of such Cash Shortfall.

(3)     In the event the Arrangement is not completed for any reason, any loan provided pursuant to paragraph (2) above shall be repaid and any collateral or security of the Purchaser posted pursuant to paragraph (2) above shall be released, in each case, on terms which are agreed by the Company and the Purchaser, each acting reasonably.

ARTICLE 5
ADDITIONAL COVENANTS REGARDING NON-SOLICITATION

Section 5.1	Non-Solicitation

(1)     Except as expressly permitted by this Article 5, the Company shall not, and shall cause its Subsidiaries and its and their respective directors, officers and Representatives not to:

(a)     solicit, assist, initiate, knowingly encourage or otherwise knowingly facilitate any inquiry, proposal or offer that constitutes or may reasonably be expected to constitute or lead to, an Acquisition Proposal;

(b)     continue, engage or participate in any discussions or negotiations with any Person (other than with the Purchaser, or its Representatives) regarding any inquiry, proposal or offer that constitutes or may reasonably be expected to constitute or lead to, an Acquisition Proposal; provided that, for greater certainty, the Company shall be permitted to: (i) advise any Person of the restrictions of this Agreement; and (ii) advise any Person making an Acquisition Proposal that the Board has determined that such Acquisition Proposal does not constitute or is not reasonably expected to constitute or lead to a Superior Proposal, in each case, if in so doing, no other information that is prohibited from being communicated under this Agreement is communicated to such Person;

(c)     withdraw, amend, modify or qualify, or publicly propose or state an intention to withdraw, amend, modify or qualify, in a manner adverse to the Purchaser, the Board Recommendation;

(d)     accept, approve, endorse or recommend, or publicly propose to accept, approve, endorse or recommend any Acquisition Proposal, or take no position or remain neutral with respect to any publicly announced Acquisition Proposal (it being understood that publicly taking no position or a neutral position with respect to a publicly announced Acquisition Proposal for a period of no more than three Business Days following the public announcement of such Acquisition Proposal will not be considered to be in violation of this Section 5.1 provided the Board has rejected such Acquisition Proposal and affirmed the Board Recommendation by the end of such three Business Day period); or

(e)     enter into or publicly propose to enter into any Contract in respect of an Acquisition Proposal (other than a confidentiality agreement permitted by and in accordance with Section 5.3) .

(2)     The Company shall, and shall cause each of its Subsidiaries and its and their respective directors, officers and Representatives to, immediately cease and terminate, and cause to be terminated, any solicitation, encouragement, discussion, negotiation or other related activities commenced prior to the date of this Agreement with any Person (other than the Purchaser, and its Representatives) with respect to any inquiry, proposal or offer that constitutes, or may reasonably be expected to constitute or lead to, an Acquisition Proposal. In connection therewith, the Company will (a) immediately discontinue access to and disclosure of all confidential information, including access to any data room and any other access to confidential information, properties, facilities, books and records of the Company or of any of its Subsidiaries to any such other Person; and (b) within two Business Days, request (i) the return or destruction of all copies of any confidential information regarding the Company or any of its Subsidiaries provided to any such Person since January 1, 2016 and (ii) the destruction of all material including or incorporating or otherwise reflecting such confidential information regarding the Company or any of its Subsidiaries provided to any such Person, in each case using its commercially reasonable efforts to ensure that such requests are fully complied with in accordance with the terms of such rights or entitlements.

(3)     The Company agrees that (i) it shall use commercially reasonable efforts to enforce each confidentiality, standstill or similar agreement, restriction or covenant to which the Company or any of its Subsidiaries is a party and (ii) it shall not release any Person from, or waive, amend, suspend or otherwise modify any Person’s obligations respecting the Company, or any of its Subsidiaries, under any confidentiality, standstill or similar agreement or restriction to which the Company or any Subsidiary is a party (it being acknowledged and agreed by the Purchaser that the automatic termination or release of any confidentiality, standstill or similar agreement, restriction or covenant of any such agreements as a result of the entering into this Agreement shall not be a violation of this Section 5.1(3)) .

Section 5.2	Notification of Acquisition Proposals

If the Company or any of its Subsidiaries receives, or, to the knowledge of the Company, any of their respective Representatives, receives, any inquiry, proposal or offer that constitutes or may reasonably be expected to constitute or lead to an Acquisition Proposal, or any request for copies of, access to, or disclosure of, confidential information relating to the Company or any Subsidiary, the Company shall promptly notify the Purchaser, at first orally, and then within 24 hours, in writing, of such Acquisition Proposal, inquiry, proposal, offer or request, including a description of its material terms and conditions, the identity of all Persons making the Acquisition Proposal, inquiry, proposal, offer or request and shall provide the Purchaser with copies of all documents, correspondence or other material (whether in writing or electronic form) received in respect of, from or on behalf of any such Person. The Company shall keep the Purchaser promptly informed of the status of developments and negotiations with respect to any Acquisition Proposal or any inquiry, proposal, offer or request which may reasonably be expected to lead to an Acquisition Proposal, including any changes, modifications or other amendments to any such Acquisition Proposal, inquiry, proposal, offer or request and shall provide to the Purchaser copies of all material or substantive correspondence if in writing or electronic form, and if not in writing or electronic form, a description of the material terms of such correspondence sent or communicated to the Company by or on behalf of any Person making any such Acquisition Proposal, inquiry, proposal, offer or request.

Section 5.3	Responding to an Acquisition Proposal

(1)     Notwithstanding Section 5.1, if at any time prior to obtaining the approval of the Arrangement Resolution, the Company receives a bona fide written Acquisition Proposal from a Person, the Company and its Representatives may engage in or participate in discussions or negotiations with such Person and its Representatives regarding such Acquisition Proposal, and, subject to entering into a confidentiality and standstill agreement with such Person containing terms with respect to confidentiality that are not less favourable to the Company than those contained in the Confidentiality Agreement and standstill terms which are customary, including restrictions on acquiring any securities or material assets of the Company or its Subsidiaries, soliciting proxies in order to vote or influence any party with respect to the voting of any securities of the Company, attempting to control or to influence the management or board of directors of the Company, making any public disclosure of any intention to do or take any of the foregoing actions and advising, assisting or encouraging any other person in connection with any of the foregoing (it being understood and agreed that such confidentiality and standstill agreement need not restrict the making of a confidential Acquisition Proposal (or the consummation thereof in compliance with the terms hereof) and related communications to the Company or the Board), the Company and its Representatives may provide copies of, access to or disclosure of information, properties, facilities, books or records of the Company or its Subsidiaries, if and only if:

(a)     the Board first determines in good faith, after consultation with its financial advisor and its legal counsel, that such Acquisition Proposal constitutes or could reasonably be expected to constitute or lead to a Superior Proposal;

(b)     such Person was not restricted from making such Acquisition Proposal pursuant to an existing confidentiality, standstill, non-disclosure, use, business purpose or similar restriction with the Company or any of its Subsidiaries; and

(c)     the Company has been, and continues to be, in compliance with its obligations under this Article 5 in all material respects.

(2)     The Company shall provide the Purchaser with access to or disclosure of the information, properties, facilities, books or records of the Company and its Subsidiaries provided to such Person, prior to or simultaneously with, the access or disclosure to such Person (to the extent not previously provided to the Purchaser or its Representatives).

Section 5.4	Right to Match

(1)     If the Company receives an Acquisition Proposal that constitutes a Superior Proposal prior to the approval of the Arrangement Resolution, the Board may make a Change in Recommendation or may cause the Company to terminate this Agreement and enter into a definitive agreement with respect to such Superior Proposal (an “Alternative Acquisition Agreement”), if and only if:

(a)     such Superior Proposal did not result from a breach by the Company of its obligations under this Article 5 in any material respect;

(b)     the Person making the Superior Proposal was not restricted from making such Superior Proposal pursuant to an existing confidentiality, standstill, non-disclosure, use, business purpose or similar restriction;

(c)     the Company has delivered to the Purchaser a written notice of the determination of the Board that such Acquisition Proposal constitutes a Superior Proposal and of the intention of the Board to make a Change in Recommendation or to terminate this Agreement to enter into an Alternative Acquisition Agreement, including a copy of the Alternative Acquisition Agreement if applicable (the “Superior Proposal Notice”);

(d)     at least five Business Days (the “Matching Period”) have elapsed from the date on which the Purchaser received the Superior Proposal Notice;

(e)     during any Matching Period, the Purchaser has had the opportunity (but not the obligation), in accordance with Section 5.4(2), to offer to amend this Agreement and the Arrangement in order for such Acquisition Proposal to cease to be a Superior Proposal;

(f)     after the Matching Period, the Board has determined in good faith, after consultation with its legal counsel and financial advisor(s), that such Acquisition Proposal continues to constitute a Superior Proposal (and, if applicable, compared to the terms of the Arrangement as proposed to be amended by the Purchaser under Section 5.4(2)) and failure to take the relevant action would be inconsistent with its fiduciary duties; and

(g)     prior to or concurrently with entering into an Alternative Acquisition Agreement the Company terminates this Agreement pursuant to Section 7.1(1)(c)(ii) and pays the Termination Fee pursuant to Section 7.3(2) .

(2)     During the Matching Period, or such longer period as the Company may approve in writing for such purpose: (a) the Board shall review any offer made by the Purchaser under Section 5.4(1)(e) to amend the terms of this Agreement and the Arrangement in good faith and in consultation with outside legal and financial advisor(s) in order to determine whether such offer would, upon acceptance, result in the Acquisition Proposal previously constituting a Superior Proposal ceasing to be a Superior Proposal; and (b) the Company shall negotiate in good faith with the Purchaser to make such amendments to the terms of this Agreement and the Arrangement as would enable the Purchaser to proceed with the Transactions on such amended terms. If the Board determines that such Acquisition Proposal would cease to be a Superior Proposal, the Company shall promptly so advise the Purchaser and the Company and the Purchaser shall amend this Agreement to reflect such offer made by the Purchaser, and shall take and cause to be taken all such actions as are necessary to give effect to the foregoing.

(3)     Each successive amendment to any Acquisition Proposal that results in an increase in, or modification of, the consideration (or value of such consideration) to be received by the Shareholders or other material terms or conditions thereof shall constitute a new Acquisition Proposal for the purposes of this Section 5.4 and the Purchaser shall be afforded a new Matching Period of three Business Days.

(4)     The Board shall promptly (and in any event with five Business Days) reaffirm the Board Recommendation by press release after any Acquisition Proposal which is publicly announced is determined to not be a Superior Proposal or the Board determines that a proposed amendment to the terms of this Agreement as contemplated under Section 5.4(2) would result in an Acquisition Proposal no longer being a Superior Proposal. The Company shall provide the Purchaser and its legal counsel with a reasonable opportunity to review and comment on the form and content of any such press release.

(5)     If the Company provides a Superior Proposal Notice to the Purchaser on a date that is less than five Business Days before the Company Meeting, the Company shall either proceed with or shall postpone the Company Meeting, as directed by the Purchaser acting reasonably, to a date that is not more than five Business Days after the scheduled date of the Company Meeting but in any event the Company Meeting shall not be postponed to a date which would prevent the Effective Date from occurring on or prior to the Outside Date.

Section 5.5	Permitted Disclosure.

(1)    Nothing contained in this Agreement shall prohibit the Company, the Board or any committee thereof, directly or indirectly through their respective Representatives, from (a) taking and disclosing to the Shareholders any position required by Securities Laws or (b) calling and/or holding a meeting of Shareholders requisitioned by Shareholders in accordance with the CBCA or as required by any Order; provided, that this Section 5.5(1) shall not be deemed to permit the Board to make a Change in Recommendation except to the extent otherwise permitted by this Article 5.

(2)    Subject to this Section 5.5, the Company shall promptly reaffirm the Board Recommendation by press release following the written request of the Purchaser, acting reasonably, provided that the Purchaser may not make such request more than once in any five Business Day period. The Company shall provide the Purchaser with a reasonable opportunity to review and comment on the form and content of any such press release.

ARTICLE 6
CONDITIONS

Section 6.1	Mutual Conditions Precedent

None of the Parties is required to complete the Arrangement unless each of the following conditions is satisfied, which conditions may only be waived, in whole or in part, by the mutual consent of the Purchaser and the Company:

(1)     Arrangement Resolution. The Arrangement Resolution has been approved and adopted by the Shareholders at the Company Meeting in accordance with the Interim Order.

(2)     Interim Order and Final Order. The Interim Order and the Final Order have each been obtained on terms consistent with this Agreement, and have not been set aside or modified in a manner unacceptable to either the Company or the Purchaser, each acting reasonably, on appeal or otherwise.

(3)     Illegality. No Governmental Entity of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any Law (whether temporary, preliminary or permanent) that is in effect and restrains, enjoins or otherwise prohibits the Arrangement (collectively, an “Order”).

(4)     Required Regulatory Approvals. The Required Regulatory Approvals shall have been obtained.

Section 6.2	Additional Conditions Precedent to the Obligations of the Purchaser

The Purchaser is not required to complete the Arrangement unless each of the following conditions is satisfied, which conditions are for the exclusive benefit of the Purchaser and may only be waived, in whole or in part, by the Purchaser in its sole discretion:

(1)     Representations and Warranties. (a) The representations and warranties of the Company set forth in Section 3.1 that are qualified by Material Adverse Effect shall be true and correct in all respects as of the Effective Time (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of such specified date); (b) the representations and warranties of the Company set forth in Section 3.1(1)(a), Section 3.1(1)(b), Section 3.1(1)(c), Section 3.1(1)(e)(i), Section 3.1(1)(f), Section 3.1(1)(g)(iii), Section 3.1(1)(z)(i) and Section 3.1(1)(ii) shall be true and correct, in all material respects, as of the Effective Time (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of such specified date and except for issuances of Shares permitted by this Agreement); (c) all other representations and warranties of the Company set forth in Section 3.1 shall be true and correct as of the Effective Time (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of such specified date), except to the extent that the failure or failures of such representations and warranties to be so true and correct, individually or in the aggregate, would not have a Material Adverse Effect; and (d) the Company shall have delivered a certificate executed by two of its senior officers (without personal liability), addressed to the Purchaser and dated the Effective Date, stating that the conditions set forth in this Section 6.2(1) have been satisfied.

(2)     Performance of Covenants. (a) The Company shall have fulfilled or complied, in all material respects, with each of the covenants of the Company contained in this Agreement to be fulfilled or complied with by it on or prior to the Effective Time; and (b) the Company shall have delivered a certificate executed by two of its senior officers (without personal liability), addressed to the Purchaser and dated the Effective Date, stating that the condition set forth is this Section 6.2(2) has been satisfied.

(3)     No Legal Action. There is no legal action or proceeding (whether, for greater certainty, by a Governmental Entity or any other Person but excluding any action or proceeding initiated by a Shareholder (in its capacity as a Shareholder) or relating to Regulatory Approvals) pending or threatened that is reasonably likely to:

(a)     restrain, enjoin or otherwise prohibit consummation of the Arrangement;

(b)     restrain, enjoin, prohibit, or impose any material limitations or conditions on, or order any damages that would be equivalent in value to a substantial portion of the Company Assets in connection with, the ownership or operation by the Purchaser of any substantial portion of the Company Assets or compel the Company or the Purchaser to dispose of any substantial portion of the Company Assets, in each case in connection with the consummation of the Arrangement; or

 (c)      if the Arrangement were consummated, have a Material Adverse Effect following the Effective Date.

(4)     Dissent Rights. Dissent Rights shall not have been validly exercised with respect to more than 10% of the issued and outstanding Shares.

(5)     Minimum Cash Balance. Immediately prior to Closing, the Company and its Subsidiaries, on a consolidated basis, shall have unrestricted cash and cash equivalents in an amount equal to no less than $150,000,000 if the Closing is on or before November 30, 2017 and $200,000,000 thereafter, in each case disregarding the effect of the deposit of the Loan Amount pursuant to Section 2.8(2) or amounts required to be paid by the Company under the Plan of Arrangement (such amount, the “Minimum Cash Balance”).

(6)     Material Adverse Effect. Since the date of this Agreement, there shall not have occurred and been continuing a Material Adverse Effect.

Section 6.3	Additional Conditions Precedent to the Obligations of the Company

The Company is not required to complete the Arrangement unless each of the following conditions is satisfied, which conditions are for the exclusive benefit of the Company and may only be waived, in whole or in part, by the Company in its sole discretion:

(1)     Representations and Warranties. (a) The representations and warranties of the Purchaser set forth in this Agreement are true and correct as of the Effective Time in all respects (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of such specified date), except to the extent that the failure or failures of such representations and warranties to be so true and correct, individually or in the aggregate, would not reasonably be expected to prevent or materially impede or delay the completion of the Arrangement (and, for this purpose, any reference to “material” or other concepts of materiality in such representations and warranties shall be ignored); and (b) the Purchaser shall have delivered a certificate, executed by two of its senior officers (without personal liability) addressed to the Company and dated the Effective Date, stating that the condition set forth in this Section 6.3(1) has been satisfied.

(2)     Performance of Covenants. (a) The Purchaser shall have fulfilled and complied, in all material respects, with each of the covenants of the Purchaser contained in this Agreement to be fulfilled and complied with by it on or prior to the Effective Time; and (b) the Purchaser shall have delivered a certificate, executed by two of its senior officers (without personal liability) addressed to the Company and dated the Effective Date, stating that the condition set forth in this Section 6.3(2) has been satisfied.

(3)     Deposit of Funds by the Purchaser. The Purchaser shall have deposited or caused to be deposited with the Depository sufficient funds in escrow in accordance with Section 2.8(1) .

Section 6.4	Satisfaction of Conditions

The conditions precedent set out in Section 6.1, Section 6.2 and Section 6.3 will be conclusively deemed to have been satisfied, waived or released when the Certificate of Arrangement is issued by the Director. For greater certainty, and notwithstanding the terms of any escrow agreement entered into between the Purchaser and the Depositary, all funds held in escrow by the Depositary pursuant to Section 2.8 shall be deemed to be released from escrow when the Certificate of Arrangement is issued by the Director.

Section 6.5	Frustration of Closing Conditions

Neither the Company, on the one hand, nor the Purchaser, on the other hand, may rely, either as a basis for not consummating the Transactions or for terminating this Agreement and abandoning the Transactions, on the failure of any condition set forth in this Article 6 to be satisfied if such failure was caused by such Party’s breach of, or failure to perform with respect to, any provision of this Agreement.

ARTICLE 7
TERMINATION

Section 7.1	Termination

(1)     This Agreement may be terminated and the Transactions abandoned at any time prior to the Effective Time by:

(a)     the mutual written agreement of the Parties (whether before or after the approval of the Arrangement Resolution by the Shareholders); or

(b)     either the Company, on the one hand, or the Purchaser, on the other hand, if:

(i)     the Company Meeting is duly convened and held and the Arrangement Resolution is voted on by the Shareholders and not approved by the Shareholders as required by the Interim Order;

(ii)    any Order permanently restraining, enjoining or otherwise prohibiting consummation of the Arrangement shall become final and non-appealable (whether before or after the approval of the Arrangement Resolution by the Shareholders), provided that a Party may not terminate this Agreement pursuant to this Section 7.1(1)(b)(ii) if such Order has been caused by, or is a result of, a breach by such Party of any of its representations or warranties or the failure of such Party to perform any of its covenants or agreements under this Agreement; or

(iii)   the Effective Time does not occur on or prior to the Outside Date, provided that a Party may not terminate this Agreement pursuant to this Section 7.1(1)(b)(iii) if the failure of the Effective Time to so occur has been caused by, or is a result of, a breach by such Party of any of its representations or warranties or the failure of such Party to perform any of its covenants or agreements under this Agreement; or

(c)     the Company if:

(i)     a breach of any representation or warranty or failure to perform any covenant or agreement on the part of the Purchaser under this Agreement occurs that would cause any condition in Section 6.3(1) or Section 6.3(2) not to be satisfied, and such breach or failure is incapable of being cured or is not cured by the earlier of (A) two Business Days immediately prior to the Outside Date; and (B) the date that is twenty (20) Business Days after the Purchaser’s receipt of written notice of such breach from the Company stating its intention to terminate this Agreement (it being agreed any Willful Breach shall be deemed to be incapable of being cured); provided that the Company is not then in breach of this Agreement so as to cause any condition in Section 6.2(1) or Section 6.2(2) not to be satisfied (“Purchaser Breach Termination”);

(ii)    prior to the approval of the Arrangement Resolution, the Board authorizes the Company to enter into an Alternative Acquisition Agreement in accordance with Section 5.4, provided the Company is then in compliance with Article 5 in all material respects and that prior to or concurrent with such termination the Company pays the Termination Fee in accordance with Section 7.3(2); or

(iii)   the Purchaser does not provide or cause to be provided the Depositary with sufficient funds to complete the Transactions as required pursuant to Section 2.8(1) (“Purchaser Funding Failure Termination”); or

(d)     the Purchaser if:

(i)     a breach of any representation or warranty or failure to perform any covenant or agreement on the part of the Company under this Agreement occurs that would cause any condition in Section 6.2(1) or Section 6.2(2) not to be satisfied, and such breach or failure is incapable of being cured or is not cured by the earlier of (A) two Business Days immediately prior to the Outside Date; and (B) the date that is twenty (20) Business Days after the Company’s receipt of written notice of such breach from the Purchaser stating its intention to terminate this Agreement (it being agreed any Willful Breach shall be deemed to be incapable of being cured); provided that the Purchaser is not then in material breach of this Agreement so as to cause any condition in Section 6.3(1) or Section 6.3(2) not to be satisfied; or

(ii)    prior to the approval of the Arrangement Resolution (A) the Board fails to unanimously recommend or withdraws, amends, modifies or qualifies, or publicly proposes or states an intention to withdraw, amend, modify or qualify, in a manner adverse to the Purchaser, the Board Recommendation, (B) the Board accepts, approves, endorses or recommends, or publicly proposes to accept, approve, endorse or recommend an Acquisition Proposal or takes no position or remains neutral with respect to a publicly announced, or otherwise publicly disclosed, Acquisition Proposal for more than five Business Days (the matters described in clauses (A) and (B), collectively, a “Change in Recommendation”), (C) the Company enters into (other than a confidentiality agreement permitted by Section 5.3), or publicly proposes to enter into (other than a confidentiality agreement permitted by Section 5.3), an Alternative Acquisition Agreement, (D) the Board or any committee of the Board fails to publicly reaffirm the Board Recommendation within three Business Days after having been requested in writing by the Purchaser to do so (or in the event that the Company Meeting is scheduled to occur within such three Business Day Period, within two Business Days of such request) or (E) the Company Willfully Breaches Article 5; or

(iii)   since the date of this Agreement, a Material Adverse Effect has occurred and the condition in Section 6.2(6) is incapable of being satisfied by the Outside Date.

(2)     The Party desiring to terminate this Agreement pursuant to this Section 7.1 (other than pursuant to Section 7.1(1)(a)) shall give notice of such termination to the other Party, specifying in reasonable detail the basis for such Party’s exercise of its termination right.

Section 7.2	Effect of Termination

(1)    If this Agreement is terminated pursuant to Section 7.1, this Agreement shall become void and of no further force or effect without liability of any Party (or any Representative of such Party) to any other Party to this Agreement; provided, however, (1) Section 4.5(3), Section 4.6, Section 4.12, this Section 7.2, Section 7.3, Article 8 and the Confidentiality Agreement shall survive any termination of this Agreement; and (2) subject to Section 7.3(7), no Party shall be relieved of any liability for any Willful Breach prior to such termination.

(2)     Notwithstanding anything to the contrary in this Agreement, the Company agrees that, to the extent it has incurred losses or damages in connection with this Agreement, the maximum liability of the Equity Financing Source shall be limited to the express obligations under the Equity Commitment Letter.

Section 7.3	Termination Fees

(1)     If a Termination Fee Event occurs, the Company shall pay the Purchaser the Termination Fee in accordance with Section 7.3(2) in consideration for the termination of this Agreement and the disposition of all of the Purchaser’s rights under this Agreement. For the purposes of this Agreement, “Termination Fee” means $43,900,000 and “Termination Fee Event” means the termination of this Agreement:

(a)     by the Purchaser, pursuant to Section 7.1(1)(d)(ii);

(b)     by the Company, pursuant to Section 7.1(1)(c)(ii); or

(c)     by the Company, on the one hand, or the Purchaser, on the other hand, pursuant to Section 7.1(1)(b)(i) or pursuant to Section 7.1(1)(d)(i) due to a Willful Breach by the Company, if:

(i)     following the date hereof and prior to the Company Meeting, a bona fide Acquisition Proposal is publicly announced or otherwise publicly disclosed by any Person (other than the Purchaser, its Affiliates or any Person acting jointly or in concert with any of the foregoing); and

(ii)    within 365 days following the date of such termination, the Company (A) enters into an agreement with respect to an Acquisition Proposal which is ultimately consummated or (B) consummates an Acquisition Proposal.

For the purposes of the foregoing, the term “Acquisition Proposal” shall have the meaning assigned to such term in Section 1.1, except that references to “20% or more” shall be deemed to be references to “50% or more”.

(2)     In respect of a Termination Fee Event described in Section 7.3(1)(a), the Termination Fee shall be paid prior to or concurrently with the occurrence of such Termination Fee Event. In respect of a Termination Fee Event described in Section 7.3(1)(a), the Termination Fee shall be paid within two Business Days following such Termination Fee Event. In respect of a Termination Fee Event described in Section 7.3(1)(c), the Termination Fee shall be paid upon the consummation of the Acquisition Proposal referred to therein. Any Termination Fee shall be paid (less any applicable withholding Tax) by the Company to the Purchaser (or as the Purchaser may direct by notice in writing), by wire transfer in immediately available funds to an account designated by the Purchaser. For greater certainty, in no event shall the Company be obligated to pay the Termination Fee on more than one occasion.

(3)     If a Regulatory Termination Fee Event occurs, the Purchaser shall pay the Company the Regulatory Termination Fee in accordance with Section 7.3(4) in consideration for the termination of this Agreement and the disposition of all of the Company’s rights under this Agreement. For the purposes of this Agreement, “Regulatory Termination Fee” means $15,000,000 and “Regulatory Termination Fee Event” means the termination of this Agreement:

(a)     by the Purchaser, on the one hand, or the Company, on the other hand, pursuant to Section 7.1(1)(b)(ii), provided at the time of such termination the conditions set forth in Section 6.1 and the conditions set forth in Section 6.2 (other than Section 6.1(3), Section 6.1(4) and any condition to the extent it relates to ICA Approval or the Investment Canada Act) are capable of being satisfied:

(i)     if the Order giving rise to such termination relates to the ICA Approval or the Investment Canada Act; and

(ii)    if this Agreement is terminated by the Purchaser, at the time of termination of this Agreement by the Purchaser the Company could have terminated this Agreement pursuant to Section 7.1(1)(b)(ii); or

(b)     by the Purchaser, on the one hand, or the Company, on the other hand, pursuant to Section 7.1(1)(b)(iii):

(i)     if the ICA Approval has not been obtained by the Outside Date, there is an Order in effect on the Outside Date relating to the ICA Approval or the Investment Canada Act that restrains, enjoins or otherwise prohibits the Arrangement or there is an action or proceeding pending or threatened relating to the ICA Approval or the Investment Canada Act which causes the condition in Section 6.2(3) not to be satisfied; and

(ii)    if this Agreement is terminated by the Purchaser, at the time of termination of this Agreement by the Purchaser the Company could have terminated this Agreement pursuant to Section 7.1(1)(b)(iii) .

For the avoidance of doubt, the Regulatory Termination Fee shall only be payable if this Agreement is terminated as described above and shall not be payable if the Purchaser Termination Fee is payable.

(4)     In respect of a Regulatory Termination Fee Event that results from a termination of this Agreement by the Purchaser, the Regulatory Termination Fee shall be paid prior to or concurrently with the occurrence of such Regulatory Termination Fee Event. In respect of a Regulatory Termination Fee Event that results from a termination of this Agreement by the Company, the Regulatory Termination Fee shall be paid within two Business Days following such Regulatory Termination Fee Event. Any Regulatory Termination Fee shall be paid (less any applicable withholding Tax) by the Purchaser to the Company (or as the Company may direct by notice in writing), by wire transfer in immediately available funds to an account designated by the Company. For greater certainty, in no event shall the Purchaser be obligated to pay the Regulatory Termination Fee on more than one occasion.

(5)     If a Purchaser Breach Termination or a Purchaser Funding Failure Termination occurs (either, a “Purchaser Termination Fee Event”), the Purchaser shall pay the Company the Purchaser Termination Fee in accordance with Section 7.3(6) in consideration for the termination of this Agreement and the disposition of all of the Company’s rights under this Agreement. For the purposes of this Agreement, “Purchaser Termination Fee” means $70,200,000.

(6)     The Purchaser Termination Fee shall be paid within two Business Days following such Purchaser Termination Fee Event. Any Purchaser Termination Fee shall be paid (less any applicable withholding Tax) by the Purchaser to the Company (or as the Company may direct by notice in writing), by wire transfer in immediately available funds to an account designated by the Company. For greater certainty, in no event shall the Purchaser be obligated to pay the Purchaser Termination Fee on more than one occasion.

(7)     Each Party acknowledges that the agreements contained in this Section 7.3 are an integral part of the Transactions, and that without these agreements the Parties would not enter into this Agreement, and that each of the Termination Fee, the Regulatory Termination Fee and the Purchaser Termination Fee represents liquidated damages which is a genuine pre-estimate of the damages, including opportunity costs, reputational damages and expenses, which either the Purchaser, on the one hand, or the Company, on the other hand, will suffer or incur as a result of the event giving rise to such damages and resultant termination of this Agreement, and is not a penalty. The Company irrevocably waives any right it may have to raise as a defence that the Termination Fee is excessive or punitive and the Purchaser irrevocably waives any right it may have to raise as a defence that the Regulatory Termination Fee or Purchaser Termination Fee, as applicable, is excessive or punitive. Notwithstanding anything to the contrary set forth in this Agreement, the Parties hereby acknowledge that in the event this Agreement is validly terminated and the Termination Fee is payable and paid by the Company to the Purchaser hereunder, the Termination Fee and any amounts due under Section 7.3(8) shall be the sole and exclusive remedy at law or in equity, in contract, tort or otherwise, of the Purchaser and its Affiliates, Representatives and its and their respective Related Parties against the Company and its Affiliates, Representatives and Subsidiaries and its and their respective Related Parties and upon payment of the Termination Fee together with any amounts due under Section 7.3(8), none of the Company and its Affiliates, Representatives and Subsidiaries and its and their respective Related Parties shall have any further liability or obligation to the Purchaser and its Affiliates, Representatives and its and their respective Related Parties arising out of or relating to this Agreement or the Transactions. The Purchaser further agrees that the maximum aggregate liability of the Company and its Affiliates, Representatives and Subsidiaries and its and their respective Related Parties, taken as a whole, shall be equal to the amount of (under circumstances where the Termination Fee is payable) the payment of the Termination Fee together with any amounts due under Section 7.3(8), and in no event shall the Purchaser or any of its Affiliates, Representatives and its and their respective Related Parties seek to recover, or be entitled to recover, any money damages or any losses or damages of any kind, character or description in excess of such amount. Notwithstanding anything to the contrary set forth in this Agreement, the Parties hereby acknowledge that in the event this Agreement is validly terminated and the Regulatory Termination Fee or the Purchaser Termination Fee is payable and paid by the Purchaser to the Company hereunder, the Regulatory Termination Fee or the Purchaser Termination Fee, as the case may be, together with any amounts due under Section 4.4(1)(c), Section 4.6(2), Section 4.12(4) and Section 7.3(8), shall be the sole and exclusive remedy, at law or in equity, in contract, tort or otherwise, of the Company and its Affiliates, Representatives and Subsidiaries and its and their respective Related Parties against the Purchaser and its Affiliates, Representatives and Subsidiaries and its and their respective Related Parties and the Debt Financing Sources for any damages arising out of or relating to this Agreement or the Transactions and upon payment of the Regulatory Termination Fee or the Purchaser Termination Fee, as the case may be, together with any amounts due under Section 4.4(1)(c), Section 4.6(2), Section 4.12(4) and Section 7.3(8), none of the Purchaser and its Affiliates, Representatives or Subsidiaries or its and their respective Related Parties or the Debt Financing Sources shall have any further liability or obligation to the Company and its Affiliates, Representatives and Subsidiaries and its and their respective Related Parties arising out of or relating to this Agreement or the Transactions. The Company further agrees that the maximum aggregate liability of the Purchaser, its Affiliates, Representatives and Subsidiaries and its and their respective Related Parties and the Debt Financing Sources, taken as a whole, shall be equal to the amount of (under circumstances where the Regulatory Termination Fee or the Purchaser Termination Fee, as the case may be, is payable) the payment of the Regulatory Termination Fee or the Purchaser Termination Fee, as the case may be, together with any amounts due under Section 4.4(1)(c), Section 4.6(2), Section 4.12(4) and Section 7.3(8), and in no event shall the Company or any of its Affiliates, Representatives and Subsidiaries and its and their respective Related Parties seek to recover, or be entitled to recover, any money damages or any losses or damages of any kind, character or description in excess of such amount. Each Party shall also have the right to injunctive and other equitable relief in accordance with Section 8.6 to prevent breaches or threatened breaches of this Agreement and to enforce compliance with the terms of this Agreement.

(8)     If the Company fails to pay the Termination Fee when due pursuant to this Section 7.3, and, in order to obtain such payment, the Purchaser commences a suit that results in a judgment against the Company for the Termination Fee, the Company shall also pay to the Purchaser its costs and expenses (including reasonable fees of counsel) in connection with such suit, together with interest on the Termination Fee at the prime rate as published in The Wall Street Journal in effect on the date the Termination Fee was required to be made through the date of payment. If the Purchaser fails to promptly pay the Regulatory Termination Fee or the Purchaser Termination Fee, as applicable, when due pursuant to this Section 7.3, and, in order to obtain such payment, the Company commences a suit that results in a judgment against the Purchaser for the Regulatory Termination Fee or the Purchaser Termination Fee, as applicable, the Purchaser shall also pay to the Company its costs and expenses (including reasonable fees of counsel) in connection with such suit, together with interest on the Regulatory Termination Fee or the Purchaser Termination Fee, as applicable, at the prime rate as published in The Wall Street Journal in effect on the date the Regulatory Termination Fee or the Purchaser Termination Fee, as applicable, was required to be made through the date of payment.

ARTICLE 8
GENERAL PROVISIONS

Section 8.1	Survival

This Article 8 and the agreements of the Company and the Purchaser contained in Article 2 and Section 4.8, Section 4.9, Section 4.10 and the rights of the Securityholders to receive the applicable consideration following the Effective Time pursuant to the Arrangement shall survive the Effective Time and consummation of the Transactions. All other representations, warranties, covenants and agreements in this Agreement shall not survive the Effective Time and the consummation of the Transactions.

Section 8.2	Amendments

This Agreement and the Plan of Arrangement may, at any time and from time to time before or after the holding of the Company Meeting but not later than the Effective Time, be amended by mutual written agreement of the Parties, without further notice to or authorization on the part of the Shareholders, and any such amendment may, subject to the Interim Order and Final Order and Laws, without limitation:

(1)     change the time for performance of any of the obligations or acts of the Parties;

(2)     modify any representation or warranty contained in this Agreement or in any document delivered pursuant to this Agreement;

(3)     modify any of the covenants contained in this Agreement and waive or modify performance of any of the obligations of the Parties; and/or

(4)     modify any mutual conditions contained in this Agreement.

Notwithstanding anything to the contrary contained herein, Section 7.3(7), Section 8.7, Section 8.10(2), Section 8.12(2), Section 8.17, and this Section 8.2 (and any provision of this Agreement to the extent a modification, waiver or termination of such provision would modify the substance of any of the foregoing provisions) may not be modified, waived or terminated in a manner that is adverse to a Debt Financing Source party to the Debt Commitment Letter without the prior written consent of such Debt Financing Source.

Section 8.3	Expenses

(1)     Except as otherwise provided herein, all costs and expenses incurred in connection with this Agreement and the Arrangement shall be paid by the Party incurring such costs and expenses, whether or not the Arrangement is consummated.

(2)     If this Agreement is terminated by the Purchaser pursuant to Section 7.1(1)(d)(i) and the Termination Fee is not payable pursuant to Section 7.3(1), then the Company shall, within two Business Days of such termination, pay or cause to be paid to the Purchaser (allocated as directed by the Purchaser in writing), by wire transfer in immediately available funds to one or more accounts designated by the Purchaser (as applicable), an aggregate of $15,000,000 as a reimbursement for fees, costs and expenses incurred in connection with the negotiation and completion of the transactions contemplated by this Agreement and the Arrangement.

(3)     Subject to Section 8.3(4), Section 7.3(7) shall apply mutatis mutandis to payments contemplated in this Section 8.3. In no event shall the Company be required to pay under Section 7.3(2), on the one hand, and Section 8.3(2), on the other hand, in aggregate, an amount in excess of the Termination Fee.

(4)     The Purchaser and the Company agree that the reimbursement of fees, costs and expenses in the manner provided in this Section 8.3 is the sole monetary remedy of the Purchaser in respect of the event giving rise to such payment, provided the foregoing limitation shall not apply in the event of fraud or Willful Breach of this Agreement by the Company.

Section 8.4	Notices

Any notice, or other communication given regarding the matters contemplated by this Agreement must be in writing, sent by personal delivery, courier, facsimile or electronic mail and addressed:

(1)	to the Company at:

Dominion Diamond Corporation
900 – 606 4 Street SW
Calgary, Alberta, Canada, T2P 1T1

	Attention:	Chief Financial Officer
	E-mail:	Matthew.Quinlan@ddcorp.ca

with a copy (which shall not constitute notice) to:

Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, NY 10019-6064

	Attention:	Adam Givertz
	Facsimile:	212-492-0224
	E-mail:	agivertz@paulweiss.com

and to:

Stikeman Elliott LLP
5300 Commerce Court West
199 Bay Street
Toronto, ON M5L 1B9

	Attention:	Sean Vanderpol and Mike Devereux
	Facsimile:	416-947-0866
	E-mail:	svanderpol@stikeman.com/mdevereux@stikeman.com

(2)	to the Purchaser at:

Northwest Acquisitions ULC
101 International Drive
Missoula, MT 59808

	Attention:	Larry Simkins
	E-mail:	[email address redacted]

with a copy (which shall not constitute notice) to:

Blake, Cassels & Graydon (US) LLP

126 East 56th Street
Suite 1700, Tower 56
New York NY 10022
U.S.A.

Attention:	Geoffrey Belsher
Telephone:	(212) 893-8223
Facsimile:	(212) 829-9500
Email:	geoff.belsher@blakes.com

Blake, Cassels & Graydon LLP
595 Burrard Street, Suite 2600
Vancouver, British Columbia, V7X 1L3
Canada

Attention:	Susan Tomaine
Telephone:	(604) 631-3384
Facsimile:	(604) 631-3309
Email:	susan.tomaine@blakes.com

Any notice or other communication is deemed to be given and received (i) if sent by personal delivery or same day courier, on the date of delivery if it is a Business Day and the delivery was made prior to 4:00 p.m. (local time in place of receipt) and otherwise on the next Business Day, (ii) if sent by overnight courier, on the next Business Day, or (iii) if sent by facsimile or electronic mail, on the Business Day of sending.

Section 8.5	Time of the Essence

Time is of the essence in this Agreement.

Section 8.6	Injunctive Relief

(1)     The Parties agree that irreparable harm would occur for which money damages would not be an adequate remedy at law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that, in addition to any other remedy to which the Parties may be entitled at law or in equity, the Parties shall be entitled to injunctive and other equitable relief, including specific performance, to prevent breaches or threatened breaches of this Agreement, and to enforce compliance with the terms of this Agreement, which right shall include the right of the Company to cause the Purchaser to fully enforce the terms of the Equity Commitment Letter solely when and to the extent the Equity Financing is required to be funded, pursuant to the terms of the Equity Commitment Letter including by filing one or more lawsuits against the Equity Financing Source to fully enforce the Equity Financing Source’s obligations (and the rights of the Purchaser) thereunder, and to fully enforce the Debt Financing Sources’ obligations (and the rights of the Purchaser) under the Debt Commitment Letter solely when and to the extent the Debt Financing is required to be funded, pursuant to the terms of the Debt Commitment Letter, including by filing one or more lawsuits against the Debt Financing Sources to fully enforce the Debt Financing Sources’ obligations (and the rights of the Purchaser) thereunder, and to thereafter cause the Transactions to be consummated.

(2)     Each Party hereby agrees not to raise any objections to the availability of the equitable remedy of specific performance to prevent or restrain breaches of this Agreement by such Party, and to specifically enforce the terms and provisions of this Agreement to prevent breaches or threatened breaches of, or to enforce compliance with, the covenants and obligations of such Party under this Agreement all in accordance with the terms of this Section 8.6 on the basis that the Party seeking such remedies has an adequate remedy at Law or an award of specific performance is not an appropriate remedy for any reason at Law or equity. Any Party seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement shall not be required to provide any bond or other security in connection with such Order or injunction all in accordance with the terms of this Section 8.6. Each party further agrees that (a) by seeking the remedies provided for in this Section 8.6, a Party shall not in any respect waive its right to seek any other form of relief that may be available to such party under this Agreement or the Equity Commitment Letter in the event that this Agreement is subsequently terminated or in the event that the remedies provided for in this Section 8.6 are not available or otherwise are not granted, and (b) nothing set forth in this Section 8.6 shall require either Party to institute any proceeding for (or limit any party’s right to institute any proceeding for) specific performance under this Section 8.6 prior to, or as a condition to, exercising any termination right under Section 7.1, nor shall the commencement of any legal proceeding pursuant to this or anything set forth in this Section 8.6 restrict or limit either Party’s right to terminate this Agreement in accordance with the terms of Article 7 or pursue any other remedies under this Agreement or the Equity Commitment Letter that may be available then or thereafter, provided that, under no circumstances shall the Company be permitted or entitled to receive both a grant of specific performance of the consummation of the Transactions pursuant to this Section 8.6 and the payment of the Regulatory Termination Fee or the Purchaser Termination Fee.

Section 8.7	Third Party Beneficiaries

(1)     Except as provided in Section 2.12, Section 4.6, Section 4.8, Section 4.12 and this Section 8.7 which, without limiting their terms, are intended as stipulations for the benefit of the third Persons mentioned in such provisions and the provisions of Section 7.3(7), Section 8.2, Section 8.10(2), Section 8.12(2), Section 8.17, and this Section 8.7, which are also intended for the benefit of the Debt Financing Sources (such third Persons referred to in this Section 8.7 as the “Third Party Beneficiaries”) and except for the rights of the Securityholders to receive the applicable consideration following the Effective Time pursuant to the Arrangement (for which purpose the Company hereby confirms that it is acting as agent on behalf of the Securityholders), the Parties intend that this Agreement will not benefit or create any right or cause of action in favour of any Person, other than the Parties and that no Person, other than the Parties, shall be entitled to rely on the provisions of this Agreement in any action, suit, proceeding, hearing or other forum.

(2)     Despite the foregoing, (i) the Parties acknowledge to each of the Third Party Beneficiaries mentioned in Section 2.12, Section 4.6, Section 4.8, Section 4.12 and this Section 8.7, their direct rights against the applicable Party under Section 2.12, Section 4.6, Section 4.8, Section 4.12 and this Section 8.7, which are intended for the benefit of, and shall be enforceable by, each Third Party Beneficiary, his or her heirs and his or her legal representatives, and for such purpose, the Company confirms that it is acting as agent on their behalf, and agrees to enforce such provisions on their behalf and (ii) the Parties acknowledge to each of the Third Party Beneficiaries constituting Debt Financing Sources their direct rights against the applicable Party under Section 7.3(7), Section 8.2, Section 8.10(2), Section 8.12(2), Section 8.17 and this Section 8.7, which are intended for the benefit of, and shall be enforceable by, each Third Party Beneficiary constituting a Debt Financing Source.

Section 8.8	Waiver

No waiver of any of the provisions of this Agreement will constitute a waiver of any other provision (whether or not similar). No waiver will be binding unless executed in writing by the Party to be bound by the waiver. A Party’s failure or delay in exercising any right under this Agreement will not operate as a waiver of that right. A single or partial exercise of any right will not preclude a Party from any other or further exercise of that right or the exercise of any other right.

Section 8.9	Entire Agreement

This Agreement, together with the Company Disclosure Letter and the Confidentiality Agreement, constitute the entire agreement between the Parties with respect to the Transactions and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written, of the Parties. There are no representations, warranties, covenants, conditions or other agreements, express or implied, collateral, statutory or otherwise, between the Parties in connection with the subject matter of this Agreement, except as specifically set forth in this Agreement. The Parties have not relied and are not relying on any other information, discussion or understanding in entering into and completing the Transactions.

Section 8.10	Successors and Assigns

(1)     This Agreement becomes effective only when executed by the Company and the Purchaser. After that time, it will be binding upon and enure to the benefit of the Company, the Purchaser and their respective successors and permitted assigns.

(2)     Neither this Agreement nor any of the rights or obligations under this Agreement are assignable or transferable by any Party without the prior written consent of the other Party.

Section 8.11	Severability

If any provision of this Agreement is determined to be illegal, invalid or unenforceable by any court of competent jurisdiction, that provision will be severed from this Agreement and the remaining provisions shall remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the Transactions are fulfilled to the fullest extent possible.

Section 8.12	Governing Law

(1)     This Agreement will be governed by and interpreted and enforced in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.

(2)     Each Party irrevocably attorns and submits to the non-exclusive jurisdiction of the courts situated in Ontario and waives objection to the venue of any proceeding in such court or that such court provides an inconvenient forum. Notwithstanding the foregoing, with respect to any suit, action or other proceeding of any kind or description (whether in law or in equity and whether based on contract, tort or otherwise) involving any Debt Financing Source arising out of or relating to this Agreement or the agreements delivered in connection herewith or any of the transactions contemplated hereby or thereby, the Debt Financing or the Debt Commitment Letter or the performance of services thereunder, each of the parties hereto hereby (a) submits to the exclusive jurisdiction of the United States District Court for the Southern District of New York or any New York State court sitting in the Borough of Manhattan and any appellate court therefrom (“Applicable Courts”), and agrees that all claims in respect of any such suit, action or other proceeding be heard and determined only in the Applicable Courts, (b) agrees that such party shall not bring or permit any of its Affiliates to bring any suit, action or proceeding referred to in this Section 8.12, or voluntarily support any other Person in bringing any such action or proceeding, in any courts other than the Applicable Courts, (c) waives, to the fullest extent permitted by law, the defense of an inconvenient forum to the maintenance of such suit, action or proceeding in any Applicable Court and (d) except as specifically set forth in the Debt Commitment Letter, all claims or causes of action (whether at law, in equity, in contract, in tort or otherwise) against any Debt Financing Source in any way relating to the Debt Commitment Letter or the performance thereof or the financings contemplated thereby, shall be exclusively governed by, and construed in accordance with, the internal laws of the State of New York, without giving effect to principles or rules or conflict of laws to the extent such principles or rules would require or permit the application of laws of another jurisdiction.

Section 8.13	Rules of Construction

The Parties to this Agreement waive the application of any Law or rule of construction providing that ambiguities in any agreement or other document shall be construed against the party drafting such agreement or other document.

Section 8.14	No Liability

No Representative of the Purchaser shall have any liability whatsoever to the Company under this Agreement or any other document delivered in connection with the Transactions on behalf of the Purchaser. No Representative of the Company shall have any liability whatsoever to the Purchaser under this Agreement or any other document delivered in connection with the Transactions on behalf of the Company.

Section 8.15	Language

The Parties expressly acknowledge that they have requested that this Agreement and all ancillary and related documents thereto be drafted in the English language only. Les parties aux présentes reconnaissent avoir exigé que la présente entente et tous les documents qui y sont accessoires soient rédigés en anglais seulement.

Section 8.16	Counterparts

This Agreement may be executed in any number of counterparts (including counterparts by facsimile or any other form of electronic communication) and all such counterparts taken together shall be deemed to constitute one and the same instrument. The Parties shall be entitled to rely upon delivery of an executed facsimile or similar executed electronic copy of this Agreement, and such facsimile or similar executed electronic copy shall be legally effective to create a valid and binding agreement between the Parties.

Section 8.17	Financing.

Notwithstanding anything herein to the contrary, the Company, on behalf of itself and its Affiliates, Representatives and Subsidiaries and its and their respective Related Parties, shall not have any rights or claims against any Debt Financing Source in connection with this Agreement, the Debt Financing or the Debt Commitment Letter, whether at law or equity, in contract, in tort or otherwise and shall not, shall cause its Subsidiaries not to, and shall use commercially reasonable efforts to cause its and their Representatives and Affiliates and its and their respective Related Parties not to, institute a legal proceeding (whether in law or equity, in contract, in tort or otherwise) against a Debt Financing Source in connection with this Agreement, the Debt Financing or the Debt Commitment Letter; provided that nothing in this Section 8.17 shall limit any rights of the parties to the Debt Financing or the Debt Commitment Letter after the Closing. For the avoidance of doubt, nothing contained herein shall in any way limit or modify the rights and obligations of the Purchaser, or the Debt Financing Sources set forth under the Debt Commitment Letter, and nothing herein shall restrict the ability of the Company to seek specific performance of the Purchaser’s obligations hereunder in connection with the Debt Financing pursuant to and in accordance with Section 8.6.

[Signature page follows]

IN WITNESS WHEREOF the Parties have executed this Arrangement Agreement as of the date first written above.

NORTHWEST ACQUISITIONS ULC

By:	(signed) Larry Simkins
Authorized Signing Officer

DOMINION DIAMOND CORPORATION

By:	(signed) Matthew Quinlan
Authorized Signing Officer

Signature Page to Arrangement Agreement

SCHEDULE A
PLAN OF ARRANGEMENT

PLAN OF ARRANGEMENT UNDER SECTION 192
OF THE CANADA BUSINESS CORPORATIONS ACT

ARTICLE 1
INTERPRETATION

1.1	Definitions

Unless indicated otherwise, where used in this Plan of Arrangement, capitalized terms used but not defined shall have the meanings specified in the Arrangement Agreement and the following terms shall have the following meanings (and grammatical variations of such terms shall have corresponding meanings):

“Adjustment Factor” means one (1).

“Arrangement” means the arrangement under Section 192 of the CBCA on the terms and subject to the conditions set out in this Plan of Arrangement, subject to any amendments or variations made in accordance with the terms of the Arrangement Agreement or Section 5.1 or made at the direction of the Court in the Final Order with the prior written consent of the Company and the Purchaser, each acting reasonably.

“Arrangement Agreement” means the Arrangement Agreement, dated as of July 15, 2017, between the Company and the Purchaser (including the Schedules thereto) as it may be amended, modified or supplemented from time to time in accordance with its terms.

“Arrangement Resolution” means the special resolution approving this Plan of Arrangement to be considered by Shareholders at the Company Meeting.

“Articles of Arrangement” means the articles of arrangement of the Company in respect of the Arrangement, required by the CBCA to be sent to the Director after the Final Order is made, which shall include this Plan of Arrangement and otherwise be in a form and content satisfactory to the Company and the Purchaser, each acting reasonably.

“Business Day” means any day of the year, other than a Saturday, Sunday or any day on which major banks are closed for business in Toronto, Ontario, Calgary, Alberta, Yellowknife, Northwest Territories or New York, New York.

“Canadian Dollar Equivalent of the Consideration per Share” means the amount that is the Canadian dollar equivalent of the Consideration on the basis of the United States to Canadian dollar exchange rate on the date that is three Business Days immediately preceding the Effective Date as reported by the Bank of Canada.

“CBCA” means the Canada Business Corporations Act.

“Certificate of Arrangement” means the Certificate of Arrangement issued by the Director pursuant to subsection 192(7) of the CBCA in respect of the Articles of Arrangement.

“Company” means Dominion Diamond Corporation, a corporation incorporated under the CBCA.

“Company Circular” means the notice of the Company Meeting and accompanying management information circular, including all schedules, appendices and exhibits to, and information incorporated by reference therein, such management information circular, to be sent to Shareholders in connection with the Company Meeting, as amended, supplemented or otherwise modified from time to time in accordance with the terms of the Arrangement Agreement.

“Company Meeting” means the special meeting of Shareholders, including any adjournment or postponement of such special meeting in accordance with the By-Laws of the Company, Law and the terms of the Arrangement Agreement, to be called and held in accordance with the Interim Order to consider the Arrangement Resolution and for any other purpose as may be set out in the Company Circular and agreed to in writing by the Purchaser, acting reasonably.

“Company Options” means, as of any date, options to purchase Shares issued pursuant to the Stock Option Plan and outstanding as of such date.

“Consideration” means $14.25 in cash per Share.

“Court” means the Ontario Superior Court of Justice (Commercial List).

“Depositary” means Computershare Investor Services Inc. or such other Person as the Company may appoint to act as depositary and paying agent in relation to the Arrangement, with the approval of the Purchaser, acting reasonably.

“Director” means the Director appointed pursuant to Section 260 of the CBCA.

“Dissent Rights” has the meaning specified in Section 3.1.

“Dissenting Holder” means a registered Shareholder who has validly exercised its Dissent Rights and has not withdrawn or been deemed to have withdrawn such exercise of Dissent Rights, but only in respect of the Shares in respect of which Dissent Rights are validly exercised in accordance with Section 3.1 (including the time limits set out therein) by such registered Shareholder.

“DSU Plan” means the Company’s Deferred Share Unit Plan adopted with effect from April 5, 2004 as amended on September 1, 2010 and July 19, 2013).

“DSUs” means, as of any date, deferred share units issued under the DSU Plan and outstanding as of such date.

“Effective Date” means the date shown on the Certificate of Arrangement giving effect to the Arrangement.

“Effective Time” means 12:01 a.m. (Toronto time) on the Effective Date, or such other time as the Parties agree to in writing before the Effective Date.

“Final Order” means the final order of the Court in a form acceptable to the Company and the Purchaser, each acting reasonably, approving the Arrangement, as such order may be amended by the Court (with the consent of both the Company and the Purchaser, each acting reasonably) at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended (provided that any such amendment is acceptable to both the Company and the Purchaser, each acting reasonably) on appeal.

“Governmental Entity” means (1) any international, multinational, national, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, commissioner, board, bureau, minister, ministry, governor in council, cabinet, agency or instrumentality, domestic or foreign, (2) any subdivision or authority of any of the above, (3) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing or (4) any stock exchange or other self-regulatory organization.

“Interim Order” means the interim order of the Court in a form acceptable to the Company and the Purchaser, each acting reasonably, providing for, among other things, the calling and holding of the Company Meeting, as such order may be amended by the Court with the consent of the Company and the Purchaser, each acting reasonably.

“Law” means, with respect to any Person, any and all applicable law (statutory, common, equitable or otherwise), constitution, treaty, convention, ordinance, code, rule, regulation, order, injunction, judgment, decree, ruling or other similar requirement, whether domestic or foreign, enacted, adopted, promulgated or applied by a Governmental Entity that is binding upon or applicable to such Person or its business, undertaking, property or securities, and to the extent that they have the force of law, policies, guidelines, notices and protocols of any Governmental Entity, as amended unless expressly specified otherwise.

“Lien” means any mortgage, charge, pledge, encumbrance, hypothec, security interest, prior claim, lien (statutory or otherwise), title retention agreement, reservation, easement, exception, encroachment, right of occupation, right-of-way or any other encumbrance or charge or title defect of any nature whatsoever, in each case, whether contingent or absolute and whether or not registered or registrable.

“Letter of Transmittal” means the letter of transmittal sent to Shareholders for use in connection with the Arrangement.

“Loan Amount” means an amount of cash on hand of the Company as determined in accordance with Section 4.6(4) of the Arrangement Agreement, to be lent to the Purchaser by the Company and deposited with the Depositary by the Company in accordance with Section 2.3(f) hereof and at the time provided for in Section 2.8 of the Arrangement Agreement provided that the Company after advancing such loan shall have, at a minimum, sufficient cash on hand to satisfy the payment of all amounts in respect of Company Options, DSUs, RSUs and PSUs pursuant to Section 2.3(a) to Section 2.3(d) hereof;

“Parties” means the Company and the Purchaser and “Party” means any one of them.

“Person” includes any individual, partnership, association, body corporate, organization, trust, estate, trustee, executor, administrator, legal representative, government (including Governmental Entity), syndicate or other entity, whether or not having legal status.

“Plan of Arrangement” means this plan of arrangement proposed under Section 192 of the CBCA, and any amendments or variations made in accordance with the Arrangement Agreement or Section 5.1 or made at the direction of the Court in the Final Order with the prior written consent of the Company and the Purchaser, each acting reasonably.

“PSU” means, as of any date, performance share units issued under the PSU Plan outstanding as of such date;

“PSU Plan” means the Company’s 2016 Performance and Restricted Share Unit Plan adopted with effect from April 12, 2016;

“Purchaser” means Northwest Acquisition ULC, an unlimited liability company incorporated under the Business Corporations Act (British Columbia).

“RSU Plan” means the Company’s Amended and Restated 2010 Restricted Share Unit Plan adopted with effect from July 19, 2013.

“RSUs” means, as of any date, restricted share units issued under the RSU Plan or the PSU Plan, as applicable, and outstanding as of such date.

“Securities” means, collectively, the Shares, Company Options, DSUs and RSUs.

“Securityholders” means, collectively, the Shareholders, the holders of Company Options, the holders of DSUs and the holders of RSUs.

“Shareholders” means, as the context requires, either or both of the registered and beneficial holders of the Shares.

“Shares” means, as of any date, common shares in the capital of the Company issued and outstanding as of such date, including any Shares issued upon the exercise of Company Options or the settlement of RSUs.

“Stock Option Plan” means the Company’s Stock Option Plan adopted as of June 12, 2000, as amended.

“Tax Act” means the Income Tax Act (Canada).

1.2	Certain Rules of Interpretation

In this Plan of Arrangement, unless otherwise specified:

(1)

Headings, etc. The division of this Plan of Arrangement into Articles and Sections and the insertion of headings are for convenient reference only and do not affect the construction or interpretation of this Plan of Arrangement. Unless stated otherwise, the word “Article,” “Section” and “Schedule” followed by a number or letter mean and refer to the specified Article or Section of or Schedule to this Agreement.

(2)	Currency. All references to dollars or to $ are references to United States dollars, unless specified otherwise.

(3)	Gender and Number. Any reference to gender includes all genders. Words importing the singular number only include the plural and vice versa.

(4)

Certain Phrases, etc. Wherever the word “including,” “includes” or “include” is used in this Plan of Arrangement, it shall be deemed to be followed by the words “without limitation.” the word “or” shall be disjunctive but not exclusive. The phrase “the aggregate of,” “the total of,” “the sum of” or a phrase of similar meaning means “the aggregate (or total or sum), without duplication, of.” References herein to a Person in a particular capacity or capacities shall exclude such Person in any other capacity.

(5)

Law. Any reference to a Law refers to such Law and all rules, resolutions and regulations made under it, as it or they may have been or may from time to time be amended or re- enacted, unless stated otherwise.

(6)

Computation of Time. A period of time is to be computed as beginning on the day following the event that began the period and ending at 4:30 p.m. on the last day of the period, if the last day of the period is a Business Day, or at 4:30 p.m. on the next Business Day if the last day of the period is not a Business Day. If the date on which any action is required or permitted to be taken under this Plan of Arrangement by a Person is not a Business Day, such action shall be required or permitted to be taken on the next succeeding day which is a Business Day.

(7)	Time References. References to time herein or in any Letter of Transmittal are to local time, Toronto, Ontario.

ARTICLE 2
THE ARRANGEMENT

2.1	Arrangement Agreement

This Plan of Arrangement is made pursuant to and subject to the provisions of the Arrangement Agreement.

2.2	Binding Effect

This Plan of Arrangement and the Arrangement, upon the filing of the Articles of Arrangement and the issuance of the Certificate of Arrangement, will become effective, and be binding on the Purchaser, the Company, all holders and beneficial owners of Shares, Company Options, DSUs, RSUs and PSUs, including Dissenting Holders, the register and transfer agent of the Company, the Depositary and all other Persons, at and after, the Effective Time without any further act or formality required on the part of any Person.

2.3	Arrangement

At the Effective Time each of the following events shall occur and shall be deemed to occur sequentially as set out below without any further authorization, act or formality, in each case, unless stated otherwise, effective as at five minute intervals starting at the Effective Time:

(a)

each Company Option outstanding immediately prior to the Effective Time (whether vested or unvested), notwithstanding the terms of the Stock Option Plan, shall be deemed to be unconditionally vested and exercisable, and such Company Option shall, without any further action by or on behalf of a holder of Company Options, be deemed to be assigned and transferred by such holder to the Company in exchange for a cash payment from the Company in Canadian dollars equal to the amount (if any) by which the Canadian Dollar Equivalent of the Consideration exceeds the exercise price of such Company Option, subject to applicable withholdings, and each such Company Option shall immediately be cancelled, and, for greater certainty, where there is no such excess, neither the Company nor the Purchaser shall be obligated to pay the holder of such Company Option any amount in respect of such Company Option;

(b)

each DSU outstanding immediately prior to the Effective Time (whether vested or unvested), notwithstanding the terms of the DSU Plan, shall be deemed to be unconditionally vested, and such DSU shall, without any further action by or on behalf of a holder of DSUs, be deemed to be assigned and transferred by such holder to the Company in exchange for a cash payment from the Company in Canadian dollars equal to the Canadian Dollar Equivalent of the Consideration, subject to applicable withholdings, and each such DSU shall immediately be cancelled;

(c)

each RSU outstanding immediately prior to the Effective Time (whether vested or unvested), notwithstanding the terms of the RSU Plan, shall be deemed to be unconditionally vested, and such RSU shall, without any further action by or on behalf of a holder of RSUs, be deemed to be assigned and transferred by such holder to the Company in exchange for a cash payment from the Company in Canadian dollars equal to the Canadian Dollar Equivalent of the Consideration, subject to applicable withholdings, and each such RSU shall immediately be cancelled;

(d)

each PSU outstanding immediately prior to the Effective Time (whether vested or unvested), notwithstanding the terms of the PSU Plan, shall be deemed to be unconditionally vested, and such PSU shall, without any further action by or on behalf of a holder of PSUs, be deemed to be assigned and transferred by such holders to the Company in exchange for a cash payment from the Company equal to the Canadian Dollar Equivalent of the Consideration multiplied by the Adjustment Factor for each such PSU, subject to applicable withholdings, and each such PSU shall immediately be cancelled;

(e)

(i) each holder of Company Options, DSUs, RSUs and PSUs shall cease to be a holder of such Company Options, DSUs, RSUs and PSUs, (ii) such holder’s name shall be removed from each applicable register, (iii) the Stock Option Plan, the DSU Plan, the RSU Plan, the PSU Plan and all agreements relating to the Company Options, DSUs, RSUs and PSUs shall be terminated and shall be of no further force and effect, and (iv) such holder shall thereafter have only the right to receive the consideration, if any, to which such holder is entitled pursuant to Section 2.3(a), Section 2.3(b), Section 2.3(c) and Section 2.3(d), as applicable, at the time and in the manner specified in Section 2.3(a), Section 2.3(b), Section 2.3(c) and Section 2.3(d), as applicable;

(f)

the Company shall lend an amount equal to the Loan Amount to the Purchaser, and the Purchaser shall deliver to the Company a duly issued and executed demand promissory note to evidence such loan and the full amount of such loan shall be immediately deposited by the Company at the direction of the Purchaser with the Depositary to be held in a segregated trust account by the Depositary for the purpose of paying the Consideration for the Shares;

(g)

each of the Shares held by a Dissenting Holder in respect of which Dissent Rights have been validly exercised shall be deemed to have been transferred without any further act or formality to the Purchaser in consideration for a debt claim against the Purchaser for the amount determined under Article 3, and:

(i)	such Dissenting Holder shall cease to be the holder of such Shares and to have any rights as a Shareholder other than the right to be paid fair value for such Shares as set out in Section 3.1;

(ii)	such Dissenting Holder’s name shall be removed as the holder of such Shares from the register of Shares maintained by or on behalf of the Company; and

(iii)

the Purchaser shall be deemed to be the transferee of such Shares free and clear of all Liens (other than the right to be paid fair value for such Shares as set out in Section 3.1), and shall be entered in the register of Shares maintained by or on behalf of the Company;

(h)

concurrent with the transaction described in Section 2.3(g), each Share outstanding immediately prior to the Effective Time, other than Shares held by a Dissenting Holder in respect of which Dissent Rights have been validly exercised, shall, without any further action by or on behalf of any Shareholder, be deemed to be assigned and transferred by the holder thereof to the Purchaser in exchange for the Consideration, and:

(i)

each holder of such Shares shall cease to be the holder thereof and to have any rights as a Shareholder other than the right to be paid the Consideration per Share in accordance with this Plan of Arrangement;

(ii)	the name of each such holder shall be removed from the register of the Shares maintained by or on behalf of the Company; and

(iii)	the Purchaser shall be deemed to be the transferee of such Shares free and clear of all Liens and shall be entered in the register of the Shares maintained by or on behalf of the Company.

2.4	Adjustment to Consideration for Dividends

If, on or after the date of the Arrangement Agreement and prior to the Effective Date, the Company sets a record date for any dividend or other distribution on the Shares that is prior to the Effective Date, then: (i) to the extent that the amount of such dividends or distributions per Share does not exceed the Consideration, the Consideration shall be reduced by the amount of such dividends or distributions; and (ii) to the extent that the amount of such dividends or distributions per Share exceeds the Consideration, such excess amount shall not be remitted to any holder of Shares and, in such case, shall be deemed to have been contributed to the Company by the holder of such Shares and shall be placed in escrow for the account of the Company.

ARTICLE 3
RIGHTS OF DISSENT

3.1	Rights of Dissent

Each registered holder of Shares may exercise dissent rights with respect to any Shares held by such holder (“Dissent Rights”) in connection with the Arrangement pursuant to and in the manner set forth in Section 190 of the CBCA, as modified by the Interim Order and this Section 3.1; provided that, notwithstanding subsection 190(5) of the CBCA, the written objection to the Arrangement Resolution referred to in subsection 190(5) of the CBCA must be received by the Company not later than 5:00 p.m. (Toronto time) two Business Days immediately preceding the date of the Company Meeting (as it may be adjourned or postponed from time to time). Each Dissenting Holder that duly exercises such holder’s Dissent Rights shall be deemed to have transferred the Shares held by such holder and in respect of which Dissent Rights have been validly exercised to the Purchaser free and clear of all Liens (other than the right to be paid fair value for such Shares as set out in this Section 3.1), as provided in Section 2.3(f) and if they:

(a)

ultimately are entitled to be paid fair value for such Shares: (i) shall be deemed not to have participated in the transactions in Article 2 (other than Section 2.3(f)); (ii) will be entitled to be paid the fair value of such Shares by the Purchaser, which fair value, notwithstanding anything to the contrary contained in Part XV of the CBCA, shall be determined as of the close of business on the Business Day before the Arrangement Resolution was adopted; and (iii) will not be entitled to any other payment or consideration, including any payment that would be payable under the Arrangement had such holder not exercised their Dissent Rights in respect of such Shares; or

(b)

ultimately are not entitled, for any reason, to be paid fair value for such Shares, shall be deemed to have participated in the Arrangement on the same basis as a Shareholder that is not a Dissenting Holder and shall be entitled to receive only the Consideration contemplated by Section 2.3(h) hereof that such Dissenting Holder would have received pursuant to the Arrangement if such Dissenting Holder had not exercised its Dissent Rights.

3.2	Recognition of Dissenting Holders

(a)

In no circumstances shall the Purchaser, the Company or any other Person be required to recognize a Person exercising Dissent Rights unless such Person is the registered holder of those Shares in respect of which such rights are sought to be exercised.

(b)

For greater certainty, in no case shall the Purchaser, the Company or any other Person be required to recognize a Dissenting Holder as a holder of Shares in respect of which Dissent Rights have been validly exercised after the completion of the transfer under Section 2.3(f), and the names of such Dissenting Holder shall be removed from the register of holders of the Shares in respect of which Dissent Rights have been validly exercised at the same time as the event described in Section 2.3(f) occurs. In addition to any other restrictions under Section 190 of the CBCA, none of the following shall be entitled to exercise Dissent Rights: (i) holders of Company Options, DSUs or RSUs; and (ii) Shareholders who vote or have instructed a proxyholder to vote such Shares in favour of the Arrangement Resolution (but only in respect of such Shares voted in favour of the Arrangement Resolution).

ARTICLE 4
CERTIFICATES AND PAYMENTS

4.1	Payment of Consideration

(a)

Prior to the filing of the Articles of Arrangement, the Purchaser shall deposit, or cause to be deposited (including by directing the Company to deliver the Loan Amount to the Depositary), for the benefit of the Shareholders, cash with the Depositary in the aggregate amount equal to the payments in respect of the Shares required by Section 2.3(h) of this Plan of Arrangement, with the amount per Share in respect of which Dissent Rights have been exercised being deemed to be the Consideration for this purpose.

(b)

Upon surrender to the Depositary for cancellation of a certificate which immediately prior to the Effective Time represented outstanding Shares that were transferred pursuant to Section 2.3(h), together with a duly completed and executed Letter of Transmittal and such additional documents and instruments as the Depositary may reasonably require, the Shareholder(s) represented by such surrendered certificate shall be entitled to receive in exchange therefor, and the Depositary shall deliver to such Shareholder(s), a cheque, wire or other form of immediately available funds representing the Consideration which such Shareholder(s) has the right to receive under this Plan of Arrangement for such Shares, less any amounts withheld pursuant to Section 4.3, and any certificate so surrendered shall forthwith be cancelled.

(c)

On or as soon as practicable after the Effective Date, the Company shall pay, or cause to be paid, the amounts, less any amounts withheld pursuant to Section 4.3, to be paid to holders of Company Options, DSUs, RSUs and PSUs, either (i) pursuant to the normal payroll practices and procedures of the Company, or (ii) by cheque or wire transfer (delivered to such holder of Company Options, DSUs, RSUs or PSUs, as applicable, as reflected on the register maintained by or on behalf of the Company in respect of the Company Options, DSUs, RSUs and PSUs).

(d)

Until surrendered as contemplated by this Section 4.1, each certificate that immediately prior to the Effective Time represented Shares (other than Shares in respect of which Dissent Rights have been validly exercised and not withdrawn), shall be deemed after the Effective Time to represent only the right to receive upon such surrender a cash payment in lieu of such certificate as contemplated in this Section 4.1, less any amounts withheld pursuant to Section 4.3. Any such certificate formerly representing Shares not duly surrendered on or before the sixth anniversary of the Effective Date shall cease to represent a claim by or interest of any former holder of Shares of any kind or nature against or in the Company or the Purchaser. On such date, all cash to which such former holder was entitled shall be deemed to have been surrendered to the Purchaser and shall be paid over by the Depositary to the Purchaser or as directed by the Purchaser.

(e)

Any payment made by way of cheque by the Depositary (or the Company, if applicable) pursuant to this Plan of Arrangement that has not been deposited or has been returned to the Depositary (or the Company) or that otherwise remains unclaimed, in each case, on or before the sixth anniversary of the Effective Time, and any right or claim to payment hereunder that remains outstanding on the sixth anniversary of the Effective Time shall cease to represent a right or claim of any kind or nature and the right of the holder to receive the applicable consideration for the Shares, the Company Options, the DSUs, the RSUs and the PSUs pursuant to this Plan of Arrangement shall terminate and be deemed to be surrendered and forfeited to the Purchaser or the Company, as applicable, for no consideration.

(f)

No holder of Shares, Company Options, DSUs, RSUs or PSUs shall be entitled to receive any consideration with respect to such Shares, Company Options, DSUs, RSUs or PSUs, other than any cash payment to which such holder is entitled to receive in accordance with Section 2.3 and this Section 4.1 and, for greater certainty, no such holder will be entitled to receive any interest, dividends, premium or other payment in connection therewith.

4.2	Lost Certificates

In the event any certificate which immediately prior to the Effective Time represented one or more outstanding Shares that were transferred pursuant to Section 2.3 shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such certificate to be lost, stolen or destroyed, the Depositary will issue in exchange for such lost, stolen or destroyed certificate, a cheque, wire or other form of immediately available funds for the Consideration that such Shareholder has the right to receive in accordance with Section 2.3 and such Shareholder’s Letter of Transmittal. When authorizing such payment in exchange for any lost, stolen or destroyed certificate, the Person to whom such cash is to be delivered shall as a condition precedent to the delivery of such cash, give a bond satisfactory to the Purchaser and the Depositary (each acting reasonably) in such sum as the Purchaser may direct (acting reasonably), or otherwise indemnify the Purchaser and the Company in a manner satisfactory to the Purchaser (acting reasonably) against any claim that may be made against the Purchaser and the Company with respect to the certificate alleged to have been lost, stolen or destroyed.

4.3	Withholding Rights

The Purchaser, the Company and the Depositary, as applicable, shall be entitled to deduct and withhold from any amount otherwise payable or otherwise deliverable to any Person under this Plan of Arrangement (including any amounts payable pursuant to Section 2.3, Section 3.1 or Section 4.1), such amounts as the Purchaser, the Company or the Depositary, as applicable, determines, acting reasonably, are required to be deducted or withheld from such amount otherwise payable or otherwise deliverable under any provision of any Law in respect of Taxes. Any such amounts will be deducted, withheld and remitted from the amount otherwise payable or otherwise deliverable pursuant to this Plan of Arrangement and shall be treated for all purposes under this Agreement as having been paid or delivered to the Person in respect of which such deduction or withholding was made; provided that such deducted or withheld amounts are actually remitted to the appropriate Governmental Entity.

4.4	No Liens

Any exchange or transfer of securities pursuant to this Plan of Arrangement shall be free and clear of any Liens or other claims of third parties of any kind.

4.5	Paramountcy

From and after the Effective Time: (a) this Plan of Arrangement shall take precedence and priority over any and all Shares, Company Options, DSUs, RSUs and PSUs, issued or outstanding at or prior to the Effective Time, (b) the rights and obligations of the Securityholders, the Company, the Purchaser, the Depositary and any transfer agent or other depositary therefor in relation thereto, shall be solely as provided for in this Plan of Arrangement, and (c) all actions, causes of action, claims or proceedings (actual or contingent and whether or not previously asserted) based on or in any way relating to any Shares, Company Options, DSUs, RSUs or PSUs shall be deemed to have been settled, compromised, released and determined without liability except as set forth in this Plan of Arrangement.

ARTICLE 5
AMENDMENTS

5.1	Amendments to Plan of Arrangement

(a)

The Company and the Purchaser may amend, modify and/or supplement this Plan of Arrangement at any time and from time to time prior to the Effective Time, provided that each such amendment, modification and/or supplement must (i) be set out in writing, (ii) be approved by the Company and the Purchaser, each acting reasonably, (iii) filed with the Court and, if made following the Company Meeting, approved by the Court, and (iv) communicated to the Securityholders if and as required by the Court.

(b)

Any amendment, modification or supplement to this Plan of Arrangement may be proposed by the Company or the Purchaser at any time prior to the Company Meeting (provided that the Company or the Purchaser, as applicable, shall have consented thereto) with or without any other prior notice or communication, and if so proposed and accepted by the Persons voting at the Company Meeting (other than as may be required under the Interim Order), shall become part of this Plan of Arrangement for all purposes.

(c)

Any amendment, modification or supplement to this Plan of Arrangement that is approved or directed by the Court following the Company Meeting shall be effective only if (i) it is consented to in writing by each of the Company and the Purchaser (in each case, acting reasonably), and (ii) if required by the Court, it is consented to by some or all of the Shareholders voting in the manner directed by the Court.

(d)

Any amendment, modification or supplement to this Plan of Arrangement may be made following the Effective Date unilaterally by the Purchaser, provided that it concerns a matter which, in the reasonable opinion of the Purchaser, is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement and is not adverse to the economic interest of any former Securityholder and does not affect the right of any former Securityholder to receive only payments payable to such former Securityholder pursuant to this Plan of Arrangement.

ARTICLE 6
FURTHER ASSURANCES

6.1	Further Assurances

Notwithstanding that the transactions and events set out in this Plan of Arrangement shall occur and shall be deemed to occur in the order set out in this Plan of Arrangement without any further act or formality, each of the Parties shall make, do and execute, or cause to be made, done and executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by either of them in order to further document or evidence any of the transactions or events set out in this Plan of Arrangement.

SCHEDULE B
ARRANGEMENT RESOLUTION

BE IT RESOLVED THAT:

1.

The arrangement (the “Arrangement”) under Section 192 of the Canada Business Corporations Act (the “CBCA”) of Dominion Diamond Corporation (the “Company”), pursuant to the Arrangement Agreement, dated July 15, 2017 (the “Arrangement Agreement”), between the Company and Northwest Acquisitions ULC, all as more particularly described and set forth in the management information circular of the Company dated •, 2017 (the “Circular”), accompany the notice of this meeting (as the Arrangement may be modified or amended in accordance with its terms) is hereby authorized, approved and adopted.

2.

The plan of arrangement of the Company (as it has been or may be amended, modified or supplemented in accordance with the Arrangement Agreement and its terms (the “Plan of Arrangement”)), the full text of which is set out in Appendix • to the Circular, is hereby authorized, approved and adopted.

3.

The (i) Arrangement Agreement and transactions contemplated thereby, (ii) actions of the directors of the Company in approving the Arrangement Agreement, and (iii) actions of the directors and officers of the Company in executing and delivering the Arrangement Agreement, and any amendments, modifications or supplements thereto, and causing the Company to perform its obligations thereunder, are hereby ratified and approved.

4.

The Company be and is hereby authorized to apply for a final order from the Ontario Superior Court of Justice (Commercial List) (the “Court”) to approve the Arrangement on the terms set forth in the Arrangement Agreement and the Plan of Arrangement (as they may be amended, modified or supplemented and as described in the Circular).

5.

Notwithstanding that this resolution has been passed (and the Arrangement adopted) by the shareholders of the Company or that the Arrangement has been approved by the Court, the directors of the Company are hereby authorized and empowered to, at their discretion, without notice to or approval of the shareholders of the Company: (i) amend, modify or supplement the Arrangement Agreement or the Plan Arrangement to the extent permitted by the Arrangement Agreement; and (ii) subject to the terms of the Arrangement Agreement, not to proceed with the Arrangement and related transactions.

6.

Any officer or director of the Company is hereby authorized and directed for and on behalf of the Company to execute and deliver for filing with the Director under the CBCA articles of arrangement and such other documents as are necessary or desirable to give effect to the Arrangement in accordance with the Arrangement Agreement, such determination to be conclusively evidenced by the execution and delivery of such articles of arrangement and any such other documents.

7.

Any officer or director of the Company is hereby authorized and directed for and on behalf of the Company to execute or cause to be executed and to deliver or cause to be delivered all such other documents and instruments and to perform or cause to be performed all such other acts and things as such person determines may be necessary or desirable to give full effect to the foregoing resolution and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such document or instrument or the doing of any such act or thing.

B-1